Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933, as amended
Registration 333-209159

3,904,830 Shares of Common Stock

We are registering an aggregate of 3,904,830 shares (the “Resale Shares”) of common stock, $0.01 par value per share (the “Common Stock”) of MabVax Therapeutics Holdings, Inc. (referred to herein as “we”, “us”, “our”, “MabVax”, “Registrant”, or the “Company”) (including 833,333 shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock of the Company) for resale by certain of our shareholders identified in this prospectus (the “Selling Shareholders”). Please see “Selling Shareholders” beginning at page 80.

The Selling Shareholders may offer to sell the Resale Shares at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices, and will pay all brokerage commissions and discounts attributable to the sale of such shares. The Selling Shareholders will receive all of the net proceeds from the offering of their shares.

The Resale Shares may be sold by the Selling Shareholders to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information regarding the methods of sale you should refer to the section entitled “Plan of Distribution” in this Prospectus.

Our common stock is presently quoted on the OTCQB under the symbol “MBVX”. On January 27, 2016, the last reported sale price for our common stock on the OTCQB was $0.62 per share.

Our business and an investment in our securities involve a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 10, 2016

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You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus.

Unless the context otherwise requires, references to “we,” “our,” “us,” “MabVax”or the “Company” in this prospectus mean MabVax Therapeutics Holdings, Inc. on a consolidated basis with its wholly-owned subsidiary, MabVax Therapeutics, Inc. (“MabVax Therapeutics”) as applicable.

MabVax Therapeutics Holdings, Inc.

Company Background

We are a Delaware corporation, originally incorporated in 1988 under the name Terrapin Diagnostics, Inc. in the state of Delaware, and subsequently renamed “Telik, Inc.” in 1998, and thereafter renamed MabVax Therapeutics Holdings, Inc. in September 2014. Our principal corporate office is located at 11588 Sorrento Valley Road, Suite 20, San Diego, CA 92121 telephone: (858) 259-9405. Our internet address is www.mabvax.com. On July 8, 2014, we consummated a merger with MabVax Therapeutics, pursuant to which our subsidiary Tacoma Acquisition Corp. merged with and into MabVax Therapeutics, with MabVax Therapeutics surviving as our wholly owned subsidiary. This transaction is referred to as the “Merger.”

On September 8, 2014, we filed an amended and restated certificate of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares, increase the number of shares of our authorized preferred stock to 15,000,000 shares, and change our name to “MabVax Therapeutics Holdings, Inc.”

Business Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing innovative monoclonal antibody-based therapeutics and vaccines for the diagnosis and treatment of cancer.  Monoclonal antibodies are produced from a single DNA sequence encoded into multiple cells that all produce the same single antibody. We generate our pipeline of antibody-based product candidates from patients who have been vaccinated with propriety vaccines licensed from Memorial Sloan Kettering Cancer Center (“MSK”). Our approach involves surveying the protective immune response from many patients to identify the ideal monoclonal antibody candidate against a specific target on the surface of a cancer cell. We believe this approach provides us with a novel next-generation human antibody technology platform. We believe our approach to antibody discovery identifies the antibody candidates with superior performance characteristics while minimizing many of the toxicity and off target binding drawbacks (phenomenon occurring when antibodies bind to non-cancer cells) of other discovery technologies. Our lead antibody candidates have been recovered from patients who have been reported to have had substantially better treatment outcomes than other patients in the clinical trials conducted by us and our partners.

Our therapeutic vaccines were developed at MSK and are exclusively licensed to us pursuant to agreements entered into in 2008. These vaccines are administered in the adjuvant setting (the period following completion of conventional treatment and consisting primarily of watchful waiting) and have been shown to elicit a protective antibody response in clinical studies. The antibodies are intended to seek out circulating tumor cells and micrometastases (small clusters of cancer cells) to kill them before they can cause cancer recurrence. Our lead cancer vaccines targeting recurrent sarcoma (soft tissue cancer) and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials have received substantial federal grant monies to support their development.

Our Growth and Core Business Strategy

Our primary business strategy is to develop our early antibody product candidates through proof of concept clinical trials and then partner those product candidates having the highest clinical and commercial potential from our discovery library of antibody candidates obtained from blood samples from patients who have been vaccinated with proprietary vaccines licensed from MSK.

Recent Developments

Phase I Clinical Trial of HuMab-5B1 – In December 2015, we received notice from the U.S. Food and Drug Administration (FDA) authorizing the initiation of a Phase I clinical trial with HuMab-5B1 as a therapeutic treatment for pancreatic cancer.  We filed an Investigational New Drug (IND) application for our lead fully human antibody product on November 30, 2015.  Patient enrollment in the Phase I clinical trial is expected to begin at multiple investigational sites in the first quarter of 2016.  The Phase I trial will evaluate the safety, tolerability and pharmacokinetics of HuMab 5B1 as a single agent or in combination with a standard of care chemotherapy regimen in subjects with metastatic pancreatic cancer.  The first cohort of patients will be enrolled in a traditional dose escalation regimen to assess safety and determine the optimal dose of the antibody.  A second patient cohort will establish the safety and optimized dose of the antibody when administered with a standard of care chemotherapy.   Two additional patient cohorts will be administered the optimized dose of antibody as a single agent, or in combination with a standard of care chemotherapy regimen, for the treatment of patients with pancreatic cancer.

Phase I Clinical Trial of 89Zr-HuMab-5B1 – In January 2016, we filed an IND application with the FDA for 89Zr-HuMab-5B1, utilizing our fully human antibody product as a new generation PET scan cancer imaging agent.  Subject to FDA authorization to proceed, we plan to initiate the Phase I clinical trial in patients with pancreatic cancer in early 2016.  The 89Zr-HuMab-5B1 imaging agent has demonstrated high-resolution images of tumors in xenograft animal models, potentially making it an important new tool to aid in the diagnosis, monitoring and assessment of pancreatic cancer patients and an attractive companion diagnostic for the HuMab-5B1 therapeutic product. This second planned Phase I trial will evaluate the safety, pharmacokinetics and biodistribution of 89Zr-HuMab-5B1 in cancer patients.  The trial will also purport to determine the ideal dose and conditions for an optimal PET scan image using the new imaging agent.

 Oxford Loan – On January 15, 2016, we entered into a Loan and Security Agreement with Oxford Finance LLC providing for senior secured term loans to us in the aggregate principal amount of up to $10,000,000.  On January 15, 2016, we received an initial loan of $5,000,000 under the Loan and Security Agreement.

Underwritten Offering – On September 30, 2015, we entered into an underwriting agreement with Laidlaw & Company (UK) Ltd. relating to the issuance and sale in a public offering of 2,500,000 shares of the Company’s common stock and 1,250,000 three-year warrants to purchase 1,250,000 shares of the Company’s common stock at an initial exercise price of $1.32 per share. The shares of common stock were sold at a public offering price of $1.10 per share and the warrants were sold at a price of $0.01 per warrant. The offering closed on October 5, 2015 with total gross proceeds to us of $2,750,000.

April Private Placement – On March 31, 2015 and April 10, 2015, we entered into separate subscription agreements with accredited investors relating to the issuance and sale of $11,714,498 of units at a purchase price of $0.75 per unit, with each unit consisting of one share of  common stock (or, at the election of any investor who, as a result of receiving common stock would hold in excess of 4.99% of the Company’s issued and outstanding common stock, shares of the Company’s newly designated Series E Preferred Shares) and a thirty month warrant to purchase one half of one share of common stock at an initial exercise price of $1.50 per share (such sale and issuance, the “April Private Placement,” or the “Private Placement”). We conducted an initial closing of the April Private Placement on March 31, 2015 in which we sold an aggregate of $4,995,750 of units. Following the initial closing we entered into separate reconfirmation agreements with the investors in order to extend the initial closing date, increase the offering amount, and adopt a lockup agreement which was entered into by all investors who elected to continue their investment. A second closing was held on April 10, 2015 in which we entered into separate subscription agreements for the sale of an additional $6,718,751 of units.

On April 14, 2015, as a condition to participation by OPKO Health, Inc. (“OPKO”) and Frost Gamma Investments Trust (“FGIT”) in the April Private Placement, we entered into an Escrow Deposit Agreement with Signature Bank N.A. and OPKO, as amended on June 22, 2015, pursuant to which $3.5 million from the April Private Placement was deposited into and held at Signature Bank.  The escrowed funds were released us on June 30, 2015 as part of a letter agreement giving OPKO the right, but not the obligation, until June 30, 2016, to nominate and have appointed up to two additional members of the our Board of Directors, or to approve the person(s) nominated by the Company.  The nominees will be subject to satisfaction of standard corporate governance practices and any applicable national securities exchange requirements.

Preferred and Warrant Holders Common Stock Exchange Agreements

On March 25, 2015, we entered into separate exchange agreements (collectively, the “Exchange Agreements”) with certain holders of our Series A-1 Preferred Stock and A-1 Warrants and holders of our Series B Preferred Stock and Series B Warrants, all previously issued by us. Pursuant to the Exchange Agreements, the holders exchanged their respective preferred shares and warrants and relinquished any and all other rights they may have pursuant to such securities, their respective governing agreements and certificates of designation, including any related registration rights, in exchange for an aggregate of 2,537,502 shares of our common stock and an aggregate of 238,156 shares of our newly designated Series D Convertible Preferred Stock  (collectively the “Exchange Securities”).

Summary of the Offering

Resale Shares
3,904,830 Shares of Common Stock, all of which were issued in a private placement in April 2015, consisting of 3,071,500 shares of Common Stock and 833,333, shares of Common Stock which are issuable upon conversion of the Company’s Series E Convertible Preferred Stock (the “Resale Shares”)

Common Stock Outstanding Before and After this Offering	29,036,272 (1) before this offering and 29,869,605 (2) after this offering

Risk factors
See “Risk Factors” beginning on page 5 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

OTCQB trading symbol	MBVX

(1)	The number of outstanding shares before the offering is based upon 29,036,272 shares outstanding as of January 25, 2016, and excludes:

•	8,876,336 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.33 per share as of January 25, 2016;

•	21,837,200 shares of our common stock issuable upon conversion of outstanding shares of our Series D Convertible Preferred Stock and Series E Convertible Preferred Stock;

•	3,263,041 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.36 per share as of January 25, 2016; and

•	2,300,850 shares of our common stock issuable upon vesting of restricted stock units issued and outstanding as of January 25, 2016.

(2)
The number of outstanding shares after the offering includes the 12,285,998 shares of the Resale Shares already issued and outstanding and assumes the conversion and sale of the shares underlying 833,333 shares of Series E Preferred Stock, which shares are being offered pursuant to this prospectus.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. Our business, financial condition and results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

General Risks

We will be required to raise additional funds to finance our operations and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical and clinical studies and those of our partners, the cost, timing and outcomes of regulatory approval for our product candidates, and the rate of recruitment of patients in our human clinical trials. In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our financial resources at that time.

We will require future additional capital infusions including public or private financing, strategic partnerships or other arrangements with organizations that have capabilities and/or products that are complementary to our own capabilities and/or products, in order to continue the development of our product candidates. However, there can be no assurances that we will complete any financings, strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to us. Any additional equity financing will be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed could materially harm our business, financial condition and results of operations.

Additionally, we are prohibited from issuing any shares of common stock or securities convertible into common stock, enter into any equity line of credit or issue any floating or variable priced equity linked instrument without the consent of a certain recipient of Exchange Securities until the earlier to occur of: (a) April 1, 2017; (b) the date on which the Company has raised $10 million in equity financing; (c) the date on which the Company has closed one or more licensing agreements with corporate partners pursuant to which the Company is entitled to receive in total a minimum of $10,000,000 in initial licensing or equity investments under such agreements; and (d) the date on which shares of the Company's common stock are listed on a national securities exchange.  These arrangements may make it difficult for us to raise or borrow additional funds.

Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development; the costs of complying with the FDA and other domestic and foreign regulatory agency requirements, the progress of our research and development programs and those of our partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources that we devote to manufacturing expenditures; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, that we undertake; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

We have a history of losses, and we anticipate that we will continue to incur losses in the future; our auditors have included in their audit report an explanatory paragraph as to substantial doubt as to our ability to continue as a going concern.

We have experienced net losses every year since our inception and, as of December 31, 2014 and September 30, 2015, had an accumulated deficit of $24,550,308 and $56,619,570, respectively. Our auditors have included in their audit report a “going concern” explanatory paragraph as to substantial doubt as to our ability to continue as a going concern that assumes the realization of our assets and the satisfaction of our liabilities and commitments in the normal course of business. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, expenses related to the following: the GMP manufacture of our 5B1 antibody to create clinical trial supplies, conducting Phase I clinical trials with the 5B1 antibody, preclinical testing of follow-on antibody candidates, investor and public relations, SEC compliance efforts, anticipated research and development activities and the general and administrative expenses associated with each of these activities. We have not yet commercialized any product candidates. Our ability to attain profitability will depend upon our ability to develop and commercialize products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in each foreign jurisdiction in which we offer our products before a new drug or other product can be sold in such jurisdictions. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA, or the regulatory authority in such other jurisdictions is unpredictable and often exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate and the requirements of the applicable regulatory agency.

In connection with the clinical development of our product candidates, we face risks that:

•	the product candidate may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•
we may fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA or other regulatory agencies;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results from clinical trials may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market a particular product candidate.

Our management and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting upon completion of our audit in May of 2014 that were not fully remediated as of December 31, 2014. While we have implemented certain internal controls to address material weaknesses, if we are unable to maintain effective internal control, we may not be able to produce timely and accurate financial statements, and our independent registered public accounting firm could conclude that our internal control over financial reporting is not effective, which could adversely impact investor confidence and our stock price.

In connection with the audit of our financial statements as of and for the year ended December 31, 2014, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting relating to the reporting of non-routine complex transactions and the lack of segregation of duties. These material weaknesses were primarily the result of a limited number of employees in our accounting department. In June 2014, we added an assistant controller, a person dedicated solely to processing accounts payable, and another person dedicated to reviewing and reporting on clinical trials progress and expenses. In April 2015, the assistant controller was promoted to controller and we hired a Senior Director of Finance to take over some of the responsibilities of the controller and Chief Financial Officer, so that the Chief Financial Officer is able to perform review functions on significant transactions on a going forward basis. These persons have continued to work in these capacities following the Merger. On March 25, 2015 we filed with the SEC an amended quarterly report for the quarter ended September 30, 2014, to correct certain errors in our financial statements for that period, namely an error in accounting for employee severance expense relative to the July 2014 Merger. On October 30, 2015, we filed with the SEC our quarterly report for the quarter ended September 30, 2015 in which we disclosed that management had concluded that we continued to have material weaknesses in our internal control related to segregation of duties and recording of complex accounting transactions for the period ended September 30, 2015. Additional errors may occur if we are not able to eliminate the material weaknesses in our internal control over financial reporting. Our management is responsible for maintaining, implementing and testing our internal controls over financial reporting. These efforts are intended to maintain an effective control environment but may not be sufficient to remediate any material weaknesses identified by our independent registered accounting firm and may not prevent significant deficiencies from occurring.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

      Our product candidates are in the clinical and pre-clinical stages of development. In order to achieve profitable operations, we alone, or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products we are currently developing will require significant additional research, development and preclinical and clinical testing prior to application for commercial use or sale. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that may cause us to delay, suspend or terminate those clinical trials.

Further, our research or product development efforts may not be successfully completed, any compounds we currently have under development may not be successfully developed into drugs, may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these events occur, our business would be materially and adversely affected.

If clinical trials or regulatory approval processes for our product candidates are prolonged, delayed or suspended, we may be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA or another foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in our clinical trials;

•	serious and unexpected drug-related side effects related to the product candidate being tested; and

•	delays in meeting manufacturing and testing standards required for production of clinical trial supplies.

Commercialization of our product candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA or any other applicable foreign regulatory authority or the requirement of additional supportive studies by the FDA or such foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond its expectations. In addition, the FDA could require us to conduct clinical trials with a larger number of subjects than we may have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited. In cases where an outside party, such as the National Cancer Institute (“NCI”) conducts a clinical trial on our behalf, we may not have direct involvement in discussions with the FDA regarding the factors discussed above.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any of our approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable domestic and foreign regulatory authorities or discover any previously unknown problems with any approved product, manufacturer, or manufacturing process, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of potential competitors developing products similar to our sarcoma vaccine, ovarian cancer vaccine and pancreatic cancer antibodies product candidates. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect our business.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our treatments for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;
•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of its products.

If any of our product candidates are approved, but fail to achieve market acceptance or such market is smaller than anticipated, we may not be able to generate significant revenue and our business would suffer.

As we evolve from being a company that is primarily involved in clinical development to a company that is also involved in commercialization, we may encounter difficulties in expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities and may need to further contract with third parties to provide these capabilities. As our operations expand, we likely will need to manage additional relationships with such third parties, as well as additional collaborators, distributors, marketers and suppliers.

Maintaining third party relationships for these purposes will impose significant added responsibilities on members of our management and other personnel. We must be able to: manage our development efforts effectively; recruit and train sales and marketing personnel; manage our participation in the clinical trials in which our product candidates are involved effectively; and improve our managerial, development, operational and finance systems, all of which may impose a strain on our administrative and operational infrastructure.

If we enter into arrangements with third parties to perform sales, marketing or distribution services, any product revenues that we receive, or the profitability of these product revenues to us, are likely to be lower than if we were to market and sell any products that we develop without the involvement of these third parties. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or in doing so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our products.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that it develops due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of ACA on our business, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which have not yet been fully promulgated and implemented.

We only have a limited number of employees to manage and operate our business.

As of January 25, 2016, we had a total of 17 full-time employees and three part-time employees. Our focus on limiting cash utilization requires us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. The loss of the services of any of these individuals or institutions would have a material adverse effect on our business.

Due in part to our limited financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed, and/or we may be unable to pursue the clinical trials that we would like to pursue.

        We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we may have to curtail clinical development programs and activities that might otherwise lead to more rapid progress of our product candidates through the regulatory and development processes.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. Our decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities.

If the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may be unable to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so for the foreseeable future. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol.

The FDA requires us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

We have limited manufacturing capacity and have relied on, and expect to continue to rely on, third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely, and expect to rely for the foreseeable future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us.

If we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products and substantially increases our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

The FDA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

We have been issued patents, applied for other patents, and intend on continuing to seek additional patent protection for our families of antibodies from our antibody development program, our vaccines, and other compounds that we discover.  However, any or all of such compounds or new uses may not be subject to effective patent protection. Further, the development of regimens for the administration of our vaccines, which involve specifications for the frequency, timing and amount of dosages, has been, and we believe may continue to be, important to our efforts, although those processes, as such, may not be patentable. In addition, our issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our commercial success will depend, in part, on our ability to obtain and maintain patent protection, protect our trade secrets and operate without infringing on the proprietary rights of others. Our commercial success will also depend, in part, on our ability to market our product candidates during the term of our patent protection.  For example, certain patents primarily in foreign countries within our portfolio expired in 2014 and can no longer be relied on for protection in those countries. As of January 25, 2016, we were the exclusive licensee, sole assignee or co-assignee of 11 granted United States patents, 3 pending United States patent applications, 14 international patents and 3 pending international patent applications.  The patent position of pharmaceutical and biotechnology firms like us are generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability.  No absolute policy regarding the breadth of claims allowed in biopharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that we currently own or that may be issued from the applications we have filed or may file in the future or that we have licensed or may license from third parties, including MSK for the vaccine antigen patents. Further, if any patents we obtain or license are deemed invalid or unenforceable, it could impact our ability to commercialize or license our technology.  Thus, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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others may be able to make compounds that are similar to our vaccines and monoclonal antibody-based candidates and any future product candidates we may seek to develop but that are not covered by the claims of our patents;

•	if we encounter delays in our clinical trials, the period of time during which we could market our vaccines and monoclonal antibody-based candidates under patent protection would be reduced;
•	we might not have been the first to conceive, make or disclose the inventions covered by our patents or pending patent applications;
•	we might not have been the first to file patent applications for these inventions;
•	any patents that we obtain may be invalid or unenforceable or otherwise may not provide us with any competitive advantages; or
•	the patents of others may have a material adverse effect on our business.

Due to the patent laws of a country, or the decisions of a patent examiner in a country, or our own filing strategies, we may not obtain patent coverage for all of the product candidates that may be disclosed or methods involving these candidates that may be disclosed in the parent patent application. We plan to pursue divisional patent applications and/or continuation patent applications in the United States and many other countries to obtain claim coverage for inventions that were disclosed but not claimed in the parent patent application, but may not succeed in these efforts.

Composition of matter patents on the active biological component are generally considered to be the strongest form of intellectual property protection for biopharmaceutical products, as such patents generally provide protection without regard to any method of use. We cannot be certain that the claims in our patent applications covering composition-of-matter of our candidates will be considered patentable by the U.S. Patent and Trademark Office, or USPTO, courts in the United States or by the patent offices and courts in foreign countries. Method of use patents protect the use of a product for the method recited in the claims. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to or induce the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute. Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail, resulting in harm to our business, and, even if successful, may result in substantial costs and distract our management and other employees.

There have been numerous changes to the patent laws and proposed changes to the rules of the USPTO, which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, in September 2011, President Obama signed the America Invents Act that codifies several significant changes to the U.S. patent laws, including, among other things, changing from a “first to invent” to a “first inventor to file” system, limiting where a patent holder may file a patent suit, replacing interference or “first to invent” proceedings with derivation proceedings and creating inter partes review and post-grant opposition proceedings to challenge the validity of patents after they have been issued. The effects of these changes are currently unclear as the USPTO only recently has adopted regulations implementing the changes, the courts have yet to address most of these provisions, and the applicability of the act and new regulations on specific patents and patent applications discussed herein have not been determined and would need to be reviewed.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, licensees, licensors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information such that our competitors may obtain it. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, such as new therapies, including therapies for the indications we are targeting. If others seek to develop similar therapies, their research and development efforts may inhibit our ability to conduct research in certain areas and to expand our intellectual property portfolio, and also have a material adverse effect on our business.

Moreover, because some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third-party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions during our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to a party to any such agreement during the course of the relationship with us be kept confidential and not be disclosed to third-parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

With respect to our vaccine programs we have in-licensed rights from third parties. If these license agreements terminate or expire, we may lose the licensed rights to some or all of our vaccine product candidates. We may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third-parties for certain intellectual property rights relating to our product candidates, including, but not limited to, the license of certain intellectual property rights from MSK. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by these agreements. If disputes arise under any of our in-licenses, including our in-licenses from MSK, we could lose our rights under these agreements. Any such dispute may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we might not be able to develop any related product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing these product candidates. In particular, patents previously licensed to us might, after termination of an agreement, be used to stop us from conducting these activities.

We are dependent on MSK for the establishment of our intellectual property rights related to the vaccine program, and if MSK has not established our intellectual property rights with sufficient scope to protect our vaccine candidates, we may have limited or no ability to assert intellectual property rights to our vaccine candidates.

Under our agreement with MSK, MSK was responsible for establishing the intellectual property rights to the vaccine antigen conjugates, mixtures of vaccine antigen conjugates that make up polyvalent vaccine candidates and methods of use. As we were not responsible for the establishment of our intellectual property rights to these vaccine antigen conjugates, mixtures of vaccine antigen conjugates and methods of use, we have less visibility into the strength of our intellectual property rights to our vaccine candidates than if we had been responsible for the establishment of these rights. If MSK did not establish those rights so they are of sufficient scope to protect the vaccine candidates, then we may not be able to prevent others from using or commercializing some or all of our vaccine candidates, and others may be able to assert intellectual property rights in our vaccine candidates and prevent us from further pursuing the development and commercialization of our vaccine candidates.

We may not obtain exclusive rights to intellectual property created as a result of our strategic collaborative agreements.

We are party to collaborative research agreements with Heidelberg Pharma GmbH and Rockefeller University, and expect to enter into agreements with other parties in the future, each of which involve research and development efforts.  Under our existing agreements, we do not have exclusive rights to jointly developed intellectual property and would have to license the collaborative partner’s interest in the jointly developed intellectual property to obtain exclusive rights.  We may not be able to license our collaborative partner’s interest or license their interest at reasonable terms.  If we are unable to license their interest we would not have exclusive rights to the jointly developed intellectual property and, in some collaborations, the collaborative partner may be free to license their interest in the jointly developed intellectual property to a competitor.  In other collaborations, if we are unable to license the collaborative partner’s interest we may not have sufficient rights to practice the jointly developed intellectual property.  Such provisions to the jointly developed intellectual property may limit our ability to gain commercial benefit from some of or all of the intellectual property we jointly develop with our collaborative partners and may lead to costly or time-consuming disputes with parties with whom we have collaborative relationships over rights to certain innovations or with other third parties that may result from the activities of the collaborative arrangements.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to enforce or protect our rights to, or use, our technology.

If we choose to go to court to stop another party from using the inventions claimed in any patents we obtain, that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced. These lawsuits are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents or sustaining their validity and enforceability. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to enforce them. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe such patents. In addition, the United States Court of Appeals for the Federal Circuit and the Supreme Court of the United States continue to address issues under the United States patent laws, and the decisions of those and other courts could adversely affect our ability to sustain the validity of our issued or licensed patents and obtain new patents.

Furthermore, a third party may claim that we or our manufacturing or commercialization partners or customers are using inventions covered by the third party’s patent rights and may go to court to stop us or our partners and/or customers from engaging in our operations and activities, including making or selling our vaccine and monoclonal antibody-based candidates and any future product candidates we may seek to develop. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our commercialization partners or customers are infringing the third party’s patents and would order us or our partners or customers to stop the activities covered by the patents. In that event, we or our commercialization partners or customers may not have a viable way around the patent and may need to halt commercialization or use of the relevant product. In addition, there is a risk that a court will order us or our partners or customers to pay the other party damages for having violated the other party’s patents or obtain one or more licenses from third parties, which may be impossible or require substantial time and expense. We cannot predict whether any license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In such events, we would be unable to further develop and commercialize one or more of our drug candidates, which could harm our business significantly. In the future, we may agree to indemnify our commercial partners and/or customers against certain intellectual property infringement claims brought by third parties which could increase our financial expense, increase our involvement in litigation and/or otherwise materially adversely affect our business.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation, which could adversely affect our intellectual property rights and our business. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity or unenforceability is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, because searches and examinations of patent applications by the USPTO and other patent offices may not be comprehensive, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our patents or pending applications. Our competitors may have filed, and may in the future file, patent applications and may have obtained patents covering technology similar to ours. Any such patents or patent application may have priority over our patent applications, which could further require us to obtain or license rights to issued patents covering such technologies. If another party has obtained a U.S. patent or filed a U.S. patent application on inventions similar to ours, we may have to participate in a proceeding before the USPTO or in the courts to determine which patent or application has priority. The costs of these proceedings could be substantial, and it is possible that our application or patent could be determined not to have priority, which could adversely affect our intellectual property rights and business.

We have received confidential and proprietary information from collaborators, prospective licensees and other third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have improperly used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we are not successful, our ability to continue our operations and our business could be materially, adversely affected.

Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations, on our ability to hire or retain employees, or otherwise on our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $5.0 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate partners.

Risks Related to our Common Stock

Our restated certificate of incorporation, our amended and restated by-laws and Delaware law could deter a change of our management which could discourage or delay offers to acquire us; certain restrictions in our agreements with existing stockholders could also discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions include:

•	establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;

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authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

•	limiting the ability of stockholders to call special meetings of the stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, , the Company is prohibited from issuing any shares of common stock or securities convertible into common stock, enter into any equity line of credit or issue any floating or variable priced equity linked instrument without the consent of a certain recipient of Exchange Securities until the earlier to occur of: (a) April 1, 2017; (b) the date on which the Company has raised $10 million in equity financing; (c) the date on which the Company has closed one or more licensing agreements with corporate partners pursuant to which the Company is entitled to receive in total a minimum of $10,000,000 in initial licensing or equity investments under such agreements; and (d) the date on which shares of the Company's common stock are listed on a national securities exchange.  It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that any investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Sales of shares of common stock registered for resale or eligible for resale pursuant to Rule 144 under the Securities Act as amended, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances and corporate partnering transactions, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we estimated that they would be, investors could be disappointed, and our stock price may decrease.

Our common stock is deemed a “penny stock,” which would make it more difficult for our investors to sell their shares.

Our common stock is subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Our stock price may be volatile, you may not be able to resell your shares at or above your purchase price.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. For example, during the year ended December 31, 2015, our common stock traded between $0.61 per share and $4.94 per share. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

•	developments regarding, or the results of, our clinical trials;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	our issuance of equity or debt securities, or disclosure or announcements relating thereto;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disaster or crisis; or

•	period-to-period fluctuations in our financial results.

We have been, and in the future may be, subject to securities class action lawsuits and shareholder derivative actions. These, and potential similar or related litigation, could result in substantial damages and may divert management’s time and attention from our business.

We have been, and may in the future be, the target of securities class actions or shareholder derivative claims. Any such actions or claims could result in substantial damages and may divert management’s time and attention from our business.

The rights of our common stockholders are limited by and subordinate to the rights of the holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock; these rights may have a negative effect on the value of shares of our common stock.

The holders of our outstanding shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock have rights and preferences generally superior to those of the holders of common stock. The existence of these superior rights and preferences may have a negative effect on the value of shares of our common stock. These rights are more fully set forth in the Series D certificate of designations and Series E certificate of designations, respectively, and include, but are not limited to:

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the right to receive a liquidation preference, prior to any distribution of our assets to the holders of our common stock, in an amount equal to $0.01 per share or $1,915 for the Series D convertible Preferred Stock and $0.01 per share or $333 for the Series E Convertible Preferred Stock, subject to adjustments, and all accrued and unpaid dividends as of September 30, 2015; and

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the right to convert into shares of our common stock at the conversion price set forth in the Series D certificate of designations and Series E certificate of designations, respectively, which may be adjusted as set forth therein.

A limited public trading market may cause volatility in the price of our common stock.

Our common stock is currently quoted on the OTCQB marketplace. The quotation of our common stock on the OTCQB marketplace does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is subject to this volatility. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short time and our stockholders could suffer losses or be unable to liquidate their holdings. Because our common stock does not trade on a national securities exchange, our common stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our common stock or qualify for exemptions for our common stock in one of more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

We may not be able to achieve secondary trading of our stock in certain states because our common stock is no longer nationally traded, which could subject our stockholders to significant restrictions and costs.

Our common stock is not currently eligible for trading on The NASDAQ Capital Market or on a national securities exchange. Therefore, our common stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our common stock or qualify for exemptions for our common stock in one of more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

Reverse Stock Split; Uplisting Risk.

On August 26, 2015, stockholders of the Company approved a proposal to grant the Board of Directors authority to effect a reverse stock split of the Company’s issued and outstanding common stock by a range of 1 share for every 2 shares of common stock outstanding and up to 1 share for every 4 shares of common stock outstanding. The Board of Directors has not determined as of the date of this prospectus to approve any reverse split. NASDAQ and other national securities exchanges require a minimum price per share of common stock for listing of the Company’s common stock and approval of a reverse split is in the discretion of the Board of Directors. Accordingly, the price of the Company’s common stock would have an impact on the Company’s ability to list or timing of such listing on any national securities exchange.

The number of shares of issued and outstanding common stock represents approximately 46% of our fully diluted shares of common stock.  Additional issuances of shares of common stock upon conversion and/or exercise of preferred stock, options to purchase common stock and warrants to purchase common stock will cause substantial dilution to existing stockholders.

At January 25, 2016, we had 29,036,272 shares of common stock issued and outstanding.  Up to an additional 21,837,200 shares may be issued upon conversion of our Series D and Series E Convertible Preferred Stock; 8,876,336 shares issuable upon exercise of warrants at a weighted average price of $1.33; 3,263,041 shares upon exercise of all outstanding options and to purchase our common stock at an weighted average price of $2.36; and 2,300,850 shares issuable upon vesting of restricted stock units granted, which amounts includes all reserves, resulting in a total of up to 65,313,699 shares that may be issued and outstanding, assuming conversion of all outstanding convertible preferred stock, and exercise of all outstanding option and warrants to purchase our common stock.  The issuance of any and all of the 36,277,427 shares issuable upon exercise or conversion of our outstanding convertible securities will cause substantial dilution to existing stockholders and may depress the market price of our common stock.

You will experience future dilution as a result of future equity offerings

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock.  Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and substantial dilution will occur.  In addition, investors purchasing shares or other securities in the future could have rights superior to investors in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects”, “anticipates”, “intends”, “estimates”, “plans”, “potential”, “possible”, “probable”, “believes”, “seeks”, “may”, “will”, “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. These risks and uncertainties, along with others, are described above under the heading “Risk Factors” beginning on page 5 of this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

This prospectus also includes estimates of market size and industry data that we obtained from industry publications and surveys and internal company sources. The industry publications and surveys used by management to determine market size and industry data contained in this prospectus have been obtained from sources believed to be reliable.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the OTCQB under the symbol “MBVX”. The following table sets forth the high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years. All stock prices included in the following table are adjusted for the 1 for 8 reverse stock split on September 8, 2014.

	High	Low
2015
Quarter ended March 31, 2015	$2.67	$0.83
Quarter ended June 30, 2015	$4.94	$1.80
Quarter ended September 30, 2015	$2.82	$1.05
Quarter ended December 31 2015	$1.12	$0.61
2014
Quarter ended March 31, 2014	$15.20	$9.52
Quarter ended June 30, 2014	$16.48	$9.68
Quarter ended September 30, 2014	$15.00	$5.00
Quarter ended December 31, 2014	$6.70	$1.51

2013
Quarter ended March 31, 2013	$24.40	$10.48
Quarter ended June 30, 2013	$14.00	$9.36
Quarter ended September 30, 2013	$13.04	$8.40
Quarter ended December 31, 2013	$17.20	$9.36

As of January 25, 2016, there were 159 stockholders of record of our common stock, one of which is Cede & Co., a nominee for Depository Trust Company, or DTC. Shares of common stock that are held by financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as one stockholder.

DIVIDEND POLICY

We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our board of directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company’s equity compensation plans in effect as of December 31, 2015.

	(a)		(b)	(c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders	3,243,041	(1)	$2.36	2,970,012
Equity compensation plans not approved by security holders	—		N/A	—
Total	3,243,041			2,970,012

(1)	Excludes 2,300,850 shares of restricted stock units granted from within the equity compensation plan during 2015 that are unvested as of 60 days from January 25, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with our financial statements and accompanying notes appearing elsewhere in this Prospectus. This Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” set forth in the beginning of this Prospectus, and see “Risk Factors” beginning on page 5 for a discussion of certain risk factors applicable to our business, financial condition, and results of operations. Operating results are not necessarily indicative of results that may occur in future periods. Management and our independent registered public accounting firm identified certain material weaknesses in internal control over financial reporting. If we are unable to remediate these material weaknesses and maintain effective internal control, we may not be able to produce timely and accurate financial statements, and we and our independent registered public accounting firm could conclude that our internal control over financial reporting are not effective, which could adversely impact investor confidence and our stock price. See "Risk Factors" on page 5.

Overview

We have been engaged in the discovery, development and commercialization of proprietary human monoclonal antibody products and vaccines for the diagnosis and treatment of a variety of cancers. We have discovered a pipeline of human monoclonal antibody products based on the protective immune responses generated by patients who have been immunized against targeted cancers. Therapeutic vaccines under development were discovered at Memorial Sloan Kettering Cancer Center, or MSK, and are exclusively licensed to MabVax Therapeutics. We operate in only one business segment.

We have incurred net losses since inception, and we expect to incur substantial losses for the foreseeable future as we continue our research and development activities. To date, we have funded operations primarily through government grants, the sale of preferred stock, equity securities, non-equity payments from collaborators and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners, complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

During the nine months ended September 30, 2015, our loss from operations was $14,142,645 and our net loss was $14,123,107. Net cash used in operations for the nine months ended September 30, 2015 was $7,917,332 and cash and cash equivalents as of September 30, 2015 was $4,538,680. As of September 30, 2015, we had an accumulated deficit of $56,619,570.

During the year ended December 31, 2014, our loss from operations was $8,392,896 and our net loss was $7,917,853. Net cash used in operating activities for the year ended December 31, 2014 was $7,662,019 and cash and cash equivalents at December 31, 2014 were $1,477,143. As of December 31, 2014, we had an accumulated deficit of $24,550,308.

We are subject to risks common to biopharmaceutical companies, including the need for capital, risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, potential competition and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will ever generate revenues or achieve and sustain profitability in the future or obtain the necessary working capital for our operations.

Merger Agreement

Upon the terms and subject to the satisfaction of the conditions described in the Agreement and Plan of Merger, dated May 12, 2014, as amended on June 30, 2014 and July 7, 2014 (the “Merger Agreement”), on July 8, 2014, Tacoma Corp. was merged with and into MabVax Therapeutics, with MabVax Therapeutics surviving the Merger as our wholly-owned subsidiary. The Merger closed and became effective on July 8, 2014. All shares of MabVax Therapeutics Series A preferred stock and MabVax Therapeutics Series B preferred stock were automatically converted into shares of our common stock immediately prior to the Merger. Upon the effective date of the merger (a) all outstanding shares of MabVax Therapeutics common stock were converted into and exchanged for shares of our common stock at an exchange rate calculated in accordance with the methodology set forth in the Merger Agreement, which resulted in the issuance of 2.223284 shares of our common stock for every share of MabVax Therapeutics common stock, (b) all outstanding shares of MabVax Therapeutics Series C-1 preferred stock were converted into and exchanged for shares of our Series A-1 preferred stock at a rate of two shares of MabVax Therapeutics Series C-1 preferred stock per each share of our Series A-1 preferred stock, (c) each outstanding MabVax Therapeutics option and warrant to purchase MabVax Therapeutics common stock became options and warrants to purchase our common stock (and the number of such shares and exercise price was adjusted as calculated in accordance with the methodology set forth in the Merger Agreement), and (d) each outstanding MabVax Therapeutics warrant to purchase MabVax Therapeutics preferred stock was cancelled for no consideration.

As a result of the consummation and upon the closing of the Merger, the former stockholders, option holders and warrant holders of MabVax Therapeutics were issued, based on the methodology set forth in the Merger Agreement (which excluded certain out of the money convertible securities and calculated others on a net-exercise or cashless basis under the terms of the convertible securities), approximately 85% of the outstanding shares of our common stock on a fully diluted basis and our stockholders, option holders and warrant holders immediately prior to the merger owned approximately 15% of the outstanding shares of our common stock on a fully diluted basis (such percentages calculated based on the methodology set forth in the Merger Agreement). As a result of the Merger, we underwent a change in control.

The total consideration for the transaction was approximately $6,416,000, based on the market price of our common stock, since management has determined that this was the most reliable measure of fair value.

The issuance of shares of our common stock and preferred stock in the Merger were approved by our stockholders in the stockholders’ meeting held on July 7, 2014. The amendments to our amended and restated certificate of incorporation related to an increase in the authorized number of shares of our common and preferred stock and a potential reverse stock split to meet the initial NASDAQ listing standards required as a result of the Merger and other transactions contemplated by the Merger Agreement were not approved at such meeting.

Reverse Stock Split, Name Change and Increase in Authorized Shares

In a subsequent special stockholders meeting held on September 8, 2014 our stockholders approved, among other items, authorization for our Board of Directors to effectuate a reverse split in the ratio range of 5:1 to 15:1. Following the stockholders meeting, our Board of Directors approved a reverse split of 8:1, or the Reverse Split. The stockholders also approved and our Board of Directors implemented an amendment to our amended and restated certificate of incorporation to change our name from “Telik, Inc.” to “MabVax Therapeutics Holdings, Inc.” and to increase the authorized number of shares of our common stock to a new total of 150,000,000 and our authorized number of preferred shares to a new total of 15,000,000.

 Clinical Product Development- Recent Updates

Phase I Clinical Trial of HuMab 5B1 – In December 2015, we received notice from the U.S. Food and Drug Administration (FDA) authorizing the initiation a Phase I clinical trial with HuMab 5B1 as a therapeutic treatment for pancreatic cancer.  We filed an Investigational New Drug (IND) application for our lead fully human antibody product on November 30, 2015.  Patient enrollment in the Phase I clinical trial is expected to begin at multiple investigational sites in the first quarter of 2016.  The Phase I trial will evaluate the safety, tolerability and pharmacokinetics of HuMab 5B1 as a single agent or in combination with a standard of care chemotherapy regimen in subjects with metastatic pancreatic cancer.  The first cohort of patients will be enrolled in a traditional dose escalation regimen to assess safety and determine the optimal dose of the antibody.  A second patient cohort will establish the safety and optimized dose of the antibody when administered with a standard of care chemotherapy.   Two additional patient cohorts will be administered the optimized dose of antibody as a single agent, or in combination with a standard of care chemotherapy regimen, for the treatment of patients with pancreatic cancer.

Phase I Clinical Trial of 89Zr-HuMab-5B1 – In January 2016, we filed an IND application with the FDA for 89Zr-HuMab-5B1, utilizing our fully human antibody product as a new generation PET scan cancer imaging agent.  Subject to FDA authorization to proceed, we plan to initiate the Phase I clinical trial in patients with pancreatic cancer in early 2016.  The 89Zr-HuMab-5B1 imaging agent has demonstrated high-resolution images of tumors in xenograft animal models, potentially making it an important new tool to aid in the diagnosis, monitoring and assessment of pancreatic cancer patients and an attractive companion diagnostic for the HuMab-5B1 therapeutic product. This second planned Phase I trial will evaluate the safety, pharmacokinetics and biodistribution of 89Zr-HuMab-5B1 in cancer patients.  The trial will also determine the ideal dose and conditions for an optimal PET scan image using the new imaging agent.

Vaccines – Our therapeutic vaccines were developed at MSK and are exclusively licensed to MabVax Therapeutics pursuant to agreements entered into by and between MabVax Therapeutics and MSK in 2008. These vaccines are administered in the adjuvant setting and have shown to elicit a protective antibody response in clinical studies. The antibodies are intended to seek out circulating tumor cells and micrometastases to kill them before they can cause cancer recurrence. Our lead cancer vaccines targeting recurrent sarcoma and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials have received substantial federal grant monies to support their development.

Preclinical Drug Product Development

We are developing the HuMab 5B1 antibody as a radio-immunotherapy product for the treatment of pancreatic cancer.  We also are evaluating anti-GD2 antibody candidates for selection of a lead development candidate for further preclinical development.

Results of Operations for Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Revenues

Revenues for the years ended December 31, 2014 and 2013 were $314,175 and $366,368, respectively, primarily from grant revenues. Future revenues will depend upon the extent to which we obtain approval of new grants or enter into new collaborative research agreements and the amounts of payments relating to such agreements.

	Years Ended December 31,		% change
	2014	2013	2013 to 2014
Revenues	$314,175	$366,368	-14%

For the year ended December 31, 2014, MabVax Therapeutics recognized revenues of $314,175, as compared to $366,368 for the same period in the prior year. This decrease was primarily due to less work performed on grant contracts in 2014 as compared to work performed on grants in 2013. Revenues earned in 2014 were from the NIH Imaging Contract, which began on September 20, 2013 and continued in 2014 with a Phase II portion of the SBIR contract from NCI being awarded for $1.5 million. Revenues for 2013 represent both the work performed under the NIH imaging contract starting in September 2013, as well as work performed in connection with the remainder of a Phase II NIH grant to support the NCI sarcoma vaccine trial for a vaccine intended to prevent the recurrence of sarcoma, or the NCI Sarcoma Vaccine Grant.

Research and Development Expenses

Research and development expenses for the years ended December 31, 2014 and 2013 were $3,502,730 and $2,967,278, respectively. Our research and development costs consist primarily of clinical trial site costs, clinical data management and statistical analysis support, drug storage and distribution, regulatory services and other outside services related to drug development.

	Years Ended December 31,		% change
	2014	2013	2013 to 2014
Research and development	$3,502,730	$2,967,278	18%

Total research and development expenses for the year ended December 31, 2014 increased by 18%, or $535,452, compared to the same period in 2013 primarily due to initiating GMP manufacturing development of our lead antibody candidate 5B1 at Patheon (f.k.a. Gallus BioPharmaceuticals) and increased staffing to support in-house management of patient monitoring for the sarcoma clinical trial. Expenses in the same period a year ago were primarily for direct labor, supplies and third party costs in connection with the sarcoma vaccine trial as well as the initial contract expenses under the NIH Imaging Contract.

Stock-based compensation expense included in research and development expenses for the years ended December 31, 2014 and 2013 was $163,019 and $166,796, respectively.

We expect our total research and development expenditures in the next twelve months to increase as we continue GMP manufacturing of 5B1 and producing finished clinical drug product and perform GLP toxicology studies. We are seeking additional capital to fund the initial clinical study of 5B1 in humans intended to start later in 2015. In the event we are unable to obtain sufficient funding for clinical development of 5B1, we will need to defer the start of clinical trials or reduce the scope of the trials until funding is in place. If we are unable to obtain additional funding for 5B1, our total research and development expenditures will decrease substantially until the additional funding is raised.

The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

•	the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product’s safety;

•	filing with the FDA of an IND, to conduct initial human clinical trials for drug candidates;

•	the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate; and

•	filing by the company and acceptance and approval by the FDA of an NDA for a product candidate to allow commercial distribution of the drug.

We consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each product candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these and other factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2014 and 2013 were $5,204,341 and $1,442,483, respectively.

	Years Ended December 31,		% change
	2014	2013	2013 to 2014
General and administrative	$5,204,341	$1,442,483	261%

The increase in general and administrative expenses of 261%, or $3,761,858 in 2014, compared to the same period in 2013, was primarily due to increases of approximately $1,840,000 related to legal work, mostly in connection with the Merger, $684,000 in investor relations and other public company expenses, $300,000 in professional fees related to accounting and auditing, $282,000 in stock based compensation expense related to the Board of Directors’ grants, $194,000 related to insurance, and additional headcount primarily in the finance, accounting and general administration areas.

Stock-based compensation expense included in general and administrative expenses for the years ended December 31, 2014 and 2013 was $441,957 and $159,848, respectively.

We expect future general and administrative expenses to increase in 2015 as we continue to operate as a public company and complete additional regulatory filings. We also plan to complete capital restructurings of the Company as we expect it will be needed in 2015 to allow for additional financing initiatives.

Interest Income and Interest Expense

	Years Ended December 31,		% change
	2014	2013	2013 to 2014
Interest and other income (expense), net	$(379)	$(1,578)	-76%

Interest and other income and expense, net was $379 and $1,578 for the years ended December 31, 2014 and 2013, respectively.

Warrant Liability

Change in fair value of warrant liability for the year ended December 31, 2014 was $475,422. The decrease was mainly due to the decline in Company’s stock price. We calculate the value of our warrant liability on a quarterly basis, or when other events and circumstances occur, using the Black Scholes valuation model.

Comparison of the Three and Nine Months Ended September 30, 2015 and 2014

Revenues:

	Three Months Ended September 30,		% Increase/ (Decrease)	Nine Months Ended September 30,		% Increase/ (Decrease)
	2015	2014		2015	2014
Revenues	$133,318	$72,492	84%	$509,474	$229,832	122%

For the three months ended September 30, 2015, we recognized revenues of $133,318, as compared to $72,492 for the same period in the prior year. This increase was primarily due to the different Phases of the NIH Imaging Contract the Company was in this year compared to the same period in the prior year.

For the nine months ended September 30, 2015, we recognized revenues of $509,474, as compared to $229,832 for the same period in the prior year. This increase was primarily due to the different Phases of the NIH Imaging Contract the Company was in this year compared to the same period in the prior year.

Research and development expenses:

	Three Months Ended September 30,		% Increase/ (Decrease)	Nine Months Ended September 30,		% Increase/ (Decrease)
	2015	2014		2015	2014
Research and development	$3,127,173	$763,674	309%	$7,178,703	$2,401,090	199%

For the three months ended September 30, 2015, we incurred research and development expenses of $3,127,173, as compared to $763,674 for the same period a year ago. Expenses for the current quarter in 2015 were primarily for GMP manufacturing development of our lead antibody candidate 5B1 at Patheon (f.k.a. Gallus BioPharmaceuticals), clinical consulting costs for use of outside experts in our antibody programs, cell line licensing costs during the quarter, increased staffing to support in-house management of patient monitoring for the sarcoma clinical trial, as well as increased stock based compensation costs due to annual grant to employees during the current quarter. Expenses in the same period a year ago were primarily for direct labor, supplies and third party costs in connection with the sarcoma vaccine trial, antibody manufacturing costs, as well as the initial contract expenses under the imaging contract with NIH.

For the nine months ended September 30, 2015, we incurred research and development expenses of $7,178,703, as compared to $2,401,090 for the same period a year ago. Expenses for the first nine months in 2015 were primarily for GMP manufacturing development of our lead antibody candidate 5B1 at Patheon (f.k.a. Gallus BioPharmaceuticals), clinical consulting costs for use of outside experts in our antibody programs, cell line licensing costs during the quarter, increased staffing to support in-house management of patient monitoring for the sarcoma clinical trial, as well as increased stock based compensation costs due to annual grant to employees during the current quarter. Expenses in the same period a year ago were primarily for direct labor, supplies and third party costs in connection with the sarcoma vaccine trial, antibody manufacturing costs, as well as the initial contract expenses under the imaging contract with NIH.

General and administrative expenses:

	Three Months Ended September 30,		% Increase/ (Decrease)	Nine Months Ended September 30,		% Increase/ (Decrease)
	2015	2014		2015	2014
General and administrative	$2,286,315	$1,842,879	24%	$7,473,416	$3,769,049	98%

For the three months ended September 30, 2015, we incurred general and administrative expenses of $2,286,315, as compared to $1,842,879 for the same period a year ago. The increase in general and administrative expenses was primarily due to investor relations expenses related to restricted stock grants to an investor relations firm for services, consulting expenses, stock based compensation expenses related to annual grants during the current quarter, as well as increased headcount costs in finance and accounting areas, board expenses, business insurance and professional fees related to accounting and auditing and public company expenses.

For the nine months ended September 30, 2015, we incurred general and administrative expenses of $7,473,416, as compared to $3,769,049 for the same period a year ago. The increase in general and administrative expenses was primarily due to investor relations expenses related to restricted stock grants to an investor relations firm for services, consulting expenses, stock based compensation expenses related to annual grants during the current quarter, as well as increased headcount in finance and accounting areas, board expenses, business insurance and professional fees related to accounting and auditing and public company expenses.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to our operating costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our critical accounting policies include:

Revenue recognition. Revenue from grants is based upon internal and subcontractor costs incurred that are specifically covered by the grant, including a facilities and administrative rate that provides funding for overhead expenses. NIH grants are recognized when MabVax Therapeutics Holdings, Inc. incurs internal expenses that are specifically related to each grant, in clinical trials at the clinical trial sites, by subcontractors who manage the clinical trials, and provided the grant has been approved for payment. U.S. grant awards are based upon internal research and development costs incurred that are specifically covered by the grant, and revenues are recognized when the Company incurs internal expenses that are related to the approved grant.

Any amounts received by the Company pursuant to the NIH grants prior to satisfying our revenue recognition criteria are recorded as deferred revenue.

Clinical trial expenses. We accrue clinical trial expenses based on work performed. In determining the amount to accrue, we rely on estimates of total costs incurred based on the enrollment of subjects, the completion of trials and other events defined in contracts. We follow this method because we believe reasonably dependable estimates of the costs applicable to various stages of a clinical trial can be made. However, the actual costs and timing of clinical trials are highly uncertain, subject to risks, and may change depending on a number of factors. Differences between the actual clinical trial costs and the estimated clinical trial costs that we have accrued in any prior period are recognized in the subsequent period in which the actual costs become known. Historically, these differences have not been material; however, material differences could occur in the future.

Stock-based compensation. Our stock-based compensation programs include grants of stock options to employees, non-employee directors and non-employee consultants. Stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

We account for equity instruments, including stock options, issued to employees and non-employees in accordance with authoritative guidance for equity based payments. Stock options issued are accounted for at their estimated fair value determined using the Black Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Income taxes. Significant judgment is required by management to determine our provision for income taxes, our deferred tax assets and liabilities, and the valuation allowance to record against our net deferred tax assets, which are based on complex and evolving tax regulations throughout the world. Our tax calculation is impacted by tax rates in the jurisdictions in which we are subject to tax and the relative amount of income earned in each jurisdiction. Our deferred tax assets and liabilities are determined using the enacted tax rates expected to be in effect for the years in which those tax assets are expected to be realized.

The effect of an uncertain income tax position is recognized as the largest amount that is “more-likely-than-not” to be sustained under audit by the taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The realization of our deferred tax assets is dependent upon our ability to generate sufficient future taxable income. We establish a valuation allowance when it is more-likely-than-not that the future realization of all or some of the deferred tax assets will not be achieved. The evaluation of the need for a valuation allowance is performed on a jurisdiction-by-jurisdiction basis, and includes a review of all available evidence, both positive and negative. As of September 30, 2015, we concluded that it was more-likely-than-not that the deferred tax assets would not be realized.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP.  See our audited consolidated financial statements and notes thereto included in our 2014 Annual Report on Form 10-K, as amended, which contain additional accounting policies and other disclosures required by GAAP.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2015, we have financed our operations principally through net proceeds received from private equity and preferred stock financings, and grants through the NIH and SBIR programs. We have experienced negative cash flow from operations each year since our inception. As of September 30, 2015, we had an accumulated deficit of $56,619,570. We expect to continue to incur increased expenses, resulting in losses, over at least the next several years due to, among other factors, our continuing and planned clinical trials and anticipated research and development activities. We had an available cash balance of $4,538,680 as of September 30, 2015.

	September 30, 2015	December 31, 2014
Cash and cash equivalents	$4,538,680	$1,477,143
Working capital (deficit)	$697,910	$(1,055,335)
Current ratio	1.14:1	0.64:1

	Nine Months Ended September 30,
	2015	2014
Cash provided by (used in):
Operating activities	$(7,917,332)	$(5,700,951)
Investing activities	$(68,279)	$1,458,539
Financing activities	$11,047,148	$7,340,714

 Sources and Uses of Net Cash for the Nine Months Ended September 30, 2015

Net cash used in operating activities was $7,917,332 for the nine-month period ended September 30, 2015, compared to $5,700,951 in the comparable period in 2014. The net cash used in both periods was primarily attributable to the net losses, adjusted to exclude certain non-cash items, primarily issuance of common stock for services of $1,958,450, stock based compensation of $2,966,603 partially offset by gain on elimination of warrants of $19,807 for the nine-month period ended September 30, 2015, as compared to adjustments for stock based compensation of $510,599 in the same period a year ago. Net cash used in operating activities for the nine months ended September 30, 2015 was also impacted by an increase of $749,258 in accounts payable related primarily to research contract services and an increase of $636,358 in other accrued expenses.

The net cash used in investing activities for the nine-month period ended September 30, 2015, amounted to $68,279 primarily as a result of purchase of lab equipment compared to net cash of $1,458,539 provided by investing activities in the prior year related to the Merger.

Net cash provided by financing activities was $11,047,148 for the nine months ended September 30, 2015, compared to $7,340,714 in the comparable period in 2014. Net cash provided by financing activities for the nine months ended September 30, 2015 was attributable to the net proceeds from the sale of common stock and warrants in a private placement completed in April 2015.  Net cash provided by financing activities for the nine months ended September 30, 2014 was attributable to the net proceeds from the sale of Series C-1 preferred stock, exercise of a warrant in a private placement in February 2014, and exercise of Series C-1 warrants in June 2014.

On October 5, 2015, subsequent to the end of the quarter, the Company closed a public offering of 2,500,000 shares of common stock and warrants to purchase 1,250,000 shares of common stock, at an offering price of $1.10 per share.  For every two shares of common stock sold, the Company issued one warrant to purchase one share of common stock.  The Company received $2,750,000 in gross proceeds, before underwriting discounts and commissions and offering expenses totaling approximately $586,608, and without giving effect to the exercise of the underwriters’ over-allotment option.  The Company granted the underwriters a 30-day option to purchase up to an additional 375,000 shares of common stock and up to an additional 187,500 warrants at the same price to cover over-allotments, if any.  The warrants are immediately exercisable, expire September 30, 2018, and have an exercise price of $1.32 per share.

Future Contractual Obligations

MabVax Therapeutics has rental payment obligations under an operating lease that expired on July 31, 2015 related to its current facility at 11588 Sorrento Valley Road.  During the quarter ended September 30, 2015 the Company continued to occupy the current premises and continued the lease on a month-to month basis.

On September 2, 2015, the Company entered into a lease (the “Lease”) with AGP Sorrento Business Complex, L.P., for certain premises consisting of a total of approximately 14,971 square feet of office and laboratory space in buildings located at 11535-11585 Sorrento Valley Rd., San Diego, California, to serve as the Company’s corporate offices and laboratories (the “New Premises”).  Due to the fact that certain tenant improvements need to be made to the New Premises before the Company can occupy the New Premises, the term of the Lease will commence when the New Premises are ready for occupancy, currently estimated to be approximately February 8, 2016.  The Lease terminates six years after such term commencement date, unless earlier terminated in accordance with the Lease. Pursuant to the terms of the Lease, the monthly base rent will be $35,631, subject to annual increases as set forth in the Lease.

The Company has an option to extend the Lease term for a single, five-year period.  If the Lease term is extended for the optional five-year period, the monthly base rent will be adjusted based on fair market rental value.  In addition to rent, the Company agreed to pay a portion of the taxes and utility, maintenance and other operating costs paid or accrued in connection with the ownership and operation of the property.

Our master lease and sublease of our facility located at 3165 Porter Drive in Palo Alto, California (the “Porter Drive Facility”) were terminated on February 28, 2013 and we entered into a termination agreement with ARE on February 19, 2013 to voluntarily surrender its premises. As a result of the termination agreement, we were relieved of further obligations under the master lease and further rights to rental income under the sublease and paid a termination fee of approximately $700,000. In addition to the termination fee, if we receive $15 million or more in additional financing in the aggregate, an additional termination fee of $590,504 will be due to ARE, but will otherwise be forgiven.

We anticipate that we will continue to incur substantial net losses into the foreseeable future as we continue: (i) to manufacture our lead antibody candidate 5B1 in sufficient quantities for use in a Phase I clinical trial planned to be initiated in the fourth quarter 2015, (ii) to conduct preclinical development activities related to other product development candidates in our library, and (iii) to monitor patients in clinical trials that have already completed their treatment regimens. We have obtained grant funding of $1.5 million to substantially offset the spending for our newest program to develop a diagnostic tool to detect pancreatic and colon cancers. Based on management’s assumptions for continuing to develop its existing pipeline of products without additional funding, we expect we will have sufficient funds to meet our obligations through June 2016.

We plan to continue to fund our research and development and operating activities through equity or debt financings, strategic collaborations, licensing arrangements, government grants or other arrangements.  However, we cannot be sure that such additional funds will be available on reasonable terms, or at all. If we are unable to secure adequate additional funding, we may be forced to reduce spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. In addition, if we do not meet our payment obligations to third parties as they come due, we may be subject to litigation claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management. Any of these actions could materially harm our business, results of operations, and future prospects.

If we raise additional funds by issuing equity securities, substantial dilution to our existing stockholders would result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB affirmed its proposal to defer the effective date of this standard to annual reporting periods (and interim reporting periods within those years) beginning after December 15, 2017. Entities are permitted to apply the new revenue standard early, but not before the original effective date of annual periods beginning after December 15, 2016. Entities may choose from two adoption methods, with certain practical expedients. We are currently reviewing this standard to assess the impact on our future financial statements and evaluating the available adoption methods.

In June 2014, the FASB issued ASU No. 2014-12, “Compensation–Stock Compensation” (Topic 718): “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period,” which requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. ASU No. 2014-12 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, although early adoption is permitted. We are currently reviewing this standard to assess the impact on our future financial statements.

In August 2014, the FASB issued ASU No. 2014-15, (“ASU 2014-15”), “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual and interim reporting periods ending after December 15, 2016, with early adoption permitted. Management is currently evaluating the impact of the adoption of the updated standard on the financial statements and disclosures.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

BUSINESS
Company Background

We are a Delaware corporation, originally incorporated in 1988 under the name Terrapin Diagnostics, Inc. in the state of Delaware, and subsequently renamed “Telik, Inc.” in 1998, and MabVax Therapeutics Holdings, Inc. in September 2014. Our principal corporate office in the United States is at 11588 Sorrento Valley Road, Suite 20, San Diego, CA 92121 telephone: (858) 259-9405. Our internet address is www.mabvax.com. On July 8, 2014, we consummated a merger with MabVax Therapeutics, pursuant to which our subsidiary Tacoma Acquisition Corp. merged with and into MabVax Therapeutics, with MabVax Therapeutics surviving as our wholly owned subsidiary. This transaction is referred to as the Merger. Immediately following the Merger, the former holders of the issued and outstanding securities of MabVax Therapeutics held approximately 85% of our issued and outstanding securities.

On September 8, 2014, we filed an amended and restated certificate of incorporation to increase the authorized number of shares of our common stock to a new total of 150,000,000 shares, increase the number of shares of our preferred stock to a new total of 15,000,000 shares, and change our name from “Telik, Inc.” to “MabVax Therapeutics Holdings, Inc.”

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing innovative monoclonal antibody-based therapeutics (produced from a single DNA sequence encoded into multiple cells that all produce the same single antibody) for the diagnosis and treatment of cancer. We generate our pipeline of antibody-based product candidates from patients who have been vaccinated with proprietary vaccines licensed from MSK. Our approach of surveying the protective immune response from many patients to identify the ideal monoclonal antibody candidate against a specific target on the surface of a cancer cell is a novel next-generation human antibody technology platform. We believe our approach to antibody discovery identifies the antibody candidates with superior performance characteristics while minimizing many of the toxicity and off target binding drawbacks (phenomenon occurring when antibodies bind to non-cancer cells) of other discovery technologies. Our lead antibody candidates have been recovered from patients who have been reported to have had substantially better treatment outcomes than other patients in the clinical trials conducted by us and our partners.

Our therapeutic vaccines were developed at MSK and are exclusively licensed to us pursuant to agreements entered into in 2008. These vaccines are administered in the adjuvant (period following conventional treatment consisting of watchful waiting) setting and have shown in clinical studies to elicit a protective antibody response. The antibodies are intended to seek out circulating tumor cells and micrometastases (small clusters of cancer cells) to kill them before they can cause cancer recurrence. Our lead cancer vaccines targeting recurrent sarcoma (soft tissue cancer) and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials have received substantial federal grant monies to support their development.

Market Opportunity and Competition

Antibodies as targeted therapeutic treatments for cancer have become a significant market accounting for more than $20 billion in revenue. Eight of the leading twenty therapeutic products for the treatment of cancer are antibodies. There are more than 150 monoclonal antibodies in development for cancer alone (the foregoing data is according to Global Data’s commercial database Pharma eTrack). The focus on the development of new monoclonal antibody based drugs is expected to continue for multiple reasons.  Over the last few years much has been learned about using the human immune system to treat cancer.  Several recently approved antibody therapies have demonstrated remarkable efficacy in marshaling the human immune system to treat certain cancers. Targeted therapies can attack cancer cells while minimizing damage to normal cells in the patient. Antibodies are complex molecules and are difficult and expensive to duplicate with biosimilars and therefore have a potentially longer commercial life. Currently monoclonal antibodies receive very favorable reimbursement levels from federal, state, and private insurance providers. We believe that this favorable treatment is expected to continue.

We have focused our initial antibody development efforts on matching the early antibody discoveries against diseases for which there remains a significant unmet medical need. Our lead antibody candidate targets an antigen over expressed on metastatic pancreatic, colon, breast, and small cell lung cancers. Patients who develop metastatic disease with these cancers have a significantly poorer prognosis. In the case of pancreatic and small cell lung cancer we believe that there are no treatments currently available that specifically focus on metastatic disease. We are developing this lead antibody as a stand-alone therapeutic agent as well as combining it with a radiolabel for use as a novel PET imaging agent. According to the National Cancer Institute’s SEER database, there are approximately 100,000 patients annually who develop metastatic disease from these cancers who could potentially benefit from this antibody if it is successfully developed. Both of these products have completed preclinical development and GMP manufacturing of Phase I clinical material. Phase I clinical trials are scheduled to start in the first quarter 2016.

Phase I Clinical Trial of HuMab 5B1 – In December 2015, we received notice from the U.S. Food and Drug Administration (FDA) authorizing the initiation a Phase I clinical trial with HuMab 5B1 as a therapeutic treatment for pancreatic cancer.  We filed an Investigational New Drug (IND) application for our lead fully human antibody product on November 30, 2015.  Patient enrollment in the Phase I clinical trial is expected to begin at multiple investigational sites in the first quarter of 2016.  The Phase I trial will evaluate the safety, tolerability and pharmacokinetics of HuMab 5B1 as a single agent or in combination with a standard of care chemotherapy regimen in subjects with metastatic pancreatic cancer.  The first cohort of patients will be enrolled in a traditional dose escalation regimen to assess safety and determine the optimal dose of the antibody.  A second patient cohort will establish the safety and optimized dose of the antibody when administered with a standard of care chemotherapy.   Two additional patient cohorts will be administered the optimized dose of antibody as a single agent, or in combination with a standard of care chemotherapy regimen, for the treatment of patients with pancreatic cancer.

Phase I Clinical Trial of 89Zr-HuMab-5B1 – In January 2016, we filed an IND application with the FDA for 89Zr-HuMab-5B1, utilizing our fully human antibody product as a new generation PET scan cancer imaging agent.  Subject to FDA authorization to proceed, we plan to initiate the Phase I clinical trial in patients with pancreatic cancer in early 2016.  The 89Zr-HuMab-5B1 imaging agent has demonstrated high-resolution images of tumors in xenograft animal models, potentially making it an important new tool to aid in the diagnosis, monitoring and assessment of pancreatic cancer patients and an attractive companion diagnostic for the HuMab-5B1 therapeutic product. This second planned Phase I trial will evaluate the safety, pharmacokinetics and biodistribution of 89Zr-HuMab-5B1 in cancer patients.  The trial will also determine the ideal dose and conditions for an optimal PET scan image using the new imaging agent.

Follow-on HuMab-5B1 Programs – We have initiated development of a HuMab-5B1 based radioimmunotherapy product for the treatment of pancreatic cancer.  Using what we have learned from our 89Zr-HuMab-5B1 imaging program and working with the Radiology and Nuclear Medicine Departments of MSK, we have demonstrated the feasibility and experimental proof of concept for this new product.  We anticipate completing the preclinical work on this product in mid-2016 and file a third IND for a HuMab-5B1 based product before the end of 2016.

We have established a collaboration agreement with Heidelberg Pharma GmbH for the development and evaluation of a HuMab-5B1 based antibody drug conjugate (ADC) product.  We think that a much more potent follow-on product to our basic antibody therapeutic product will be a key addition to the HuMab-5B1 product portfolio as well as for treatment of difficult cancers.  We have supplied Heidelberg Pharma GmbH with HuMab-5B1 antibody and they have created ADC constructs using their linker and toxin technology.  These constructs are being tested in both in vitro and animal models of disease.  Early results from both sets of experiments have been strongly encouraging and we are continuing this development effort.

Preclinical Development of Other Antibodies – We have initiated development efforts on a second antibody that targets an antigen over expressed on the surface of sarcoma, melanoma, and neuroblastoma. The use of a targeted antibody therapy in neuroblastoma in a study sponsored by NCI and published in the New England Journal of Medicine has demonstrated that antibodies targeting this antigen can be effective. We are focused on developing an antibody-based drug for the treatment of sarcoma. While there are newer agents being developed to treat sarcoma, it is a difficult to treat cancer with unacceptably high recurrence rates. We believe that there are approximately 30,000 patients who could potentially benefit from this antibody if it is successfully developed. This product is in preclinical development

Vaccine Programs –Full enrollment was achieved in both the sarcoma and ovarian cancer vaccine Phase II clinical trials. Both clinical programs are following patients to the overall survival, or OS, endpoint that we expect could be reached in late 2016 or 2017. Our discussions with the FDA at the time we developed the protocols for our vaccine trials indicated that the OS endpoint was the primary criteria for their evaluation of the efficacy and safety of the vaccines.

Product Candidates

5B1 Antibody Program

Of the many tumor restricted monoclonal antibodies resulting from immunization of mice with human cancer cells, the majority of antibodies have been directed against carbohydrate antigens (structures consistently expressed and are targets for therapeutic intervention) expressed at the cell surface. The carbohydrate antigen sialyl Lewisa (sLea) is the antigen recognized by monoclonal antibody CA19.9 and it is widely expressed on tumors of the gastrointestinal tract. These tumor types are generally classified as epithelial tumors (a broad classification of tumor types) and include pancreatic, colon, stomach, ovarian, breast, and small cell lung cancers. A CA19.9 serum test is the only FDA validated marker for pancreatic cancer and is a commercial test that is readily available and used frequently to aid in the diagnosis of pancreatic cancer. Circulating epithelial cancer cells over-express sLea (abbreviation for the antigen sialyl Lewis A) and as a ligand (binding partner) for E selectin (a structure in the inner lining of blood vessels) this antigen facilitates tumor—tissue interactions that are key events for tumor metastasis. Patient outcomes appear to be worse in patients with metastatic tumors expressing higher levels of sLea according to articles published by T. Ben-David and colleagues in Immunology Letters in 2008 and YI Kawamura in Cancer Research in 2005. Because these tumor types express very high numbers of the sLea antigen on their cell surface, it makes the antigen an attractive target for therapeutic intervention.

We have created a series of fully human monoclonal antibodies against sLea. One antibody in particular, 5B1, has demonstrated exceptionally high affinity and specificity for sLea, and has very good efficacy in multiple tumor xenograft models (human cancer cells engrafted into mice) in studies conducted by MSK.  5B1 is a fully human full-length monoclonal antibody we discovered by capturing a portion of the immune response from seven stage IV breast cancer patients who were being vaccinated in a Phase I trial in 2008 at MSK with one of our licensed vaccines.

We have conducted tissue microarray work (normal and cancer tissue samples placed on slides treated with the antibody to determine if an antibody binds to such tissue samples) with commercially available tissue samples of both normal and cancer tissues. The results of this work indicated that the 5B1 antibody bound to multiple types of epithelial tumors, including pancreatic, colon, bladder, ovarian, breast, and small cell lung cancer tissues. The antibody did not bind to normal tissues except for the exocrine cells at the ductal border of secretory cells (primarily cells in the gastrointestinal tract that face into the digestive system and not inward to the body) in epithelial tissues; those sites are less accessible to the immune system. Both characteristics combined with the significant cytotoxicity demonstrated in in vitro testing led us to move to xenographic animal model testing. 5B1 has demonstrated in our pre-clinical studies good anti-tumor activity in a variety of animal models with multiple tumor types. Specifically, we have obtained positive results from animal models examining human pancreatic, colon, and small cell lung cancers.

We entered into a manufacturing agreement with Patheon Biologics LLC (f.k.a. Gallus BioPharmaceuticals) to manufacture clinical supplies of the antibody which were completed in early 2016.  We submitted an IND for the therapeutic product in November of 2015 and on December 24t, 2015, we received FDA authorization to initiate the Phase I study.  We plan to start patient enrollments in the first quarter of 2016 to determine the safety and pharmacokinetics (assessment of the distribution and metabolism of a drug) of the 5B1antibody in patients with pancreatic cancer. We expect the preliminary results of our Phase I studies to be available in the third quarter 2016 with full Phase I results at the end of 2016 or early 2017.

5B1 Imaging Program

Circulating biomarkers (substances released by certain cells that can be measured to assess if a patient has or is likely to have a particular type of cancer) such as CA19.9 are important clinical tools for early detection and diagnosis as well as monitoring of therapeutic progress, and detection of tumor recurrence in oncology. However, false positive readings due to biomarker production from benign disorders in unrelated host tissues are a significant problem. We believe that probing the site(s) of biomarker secretion with an imaging tool could be a broadly useful strategy to enhance the fidelity of diagnosis and staging of cancers such as pancreatic ductal adenocarcinoma, or PDAC, a notoriously occult (difficult to diagnose and treat) cancer. Moreover, such a tool could guide patient stratification for directed therapeutic intervention, surgical planning and aide in the evaluation of tumor response to chemotherapy and radiation therapy. To address this opportunity clinically, together with Dr. Jason Lewis’ radiochemistry laboratory at MSK, we developed 89Zr-5B1, a fully human, antibody-based radiotracer (combined antibody and radiolabel) targeting tumor-associated CA19.9. In preclinical studies,89Zr-5B1 localized to tumors in multiple models representing diseases with both undetectable and clinical relevant circulating CA19.9 serum levels. Among these, 89Zr-5B1 detected tumor in an orthotopic model (xenograph model where human cancer cells are surgically implanted in the corresponding organ of the mouse) of PDAC, an elusive cancer for which the serum assay (actual test for a biomarker) is measured in a human, but with limited specificity in part because of the frequency of CA19.9 secretion from benign hepatic pathologies (certain non-cancer conditions such as inflammation causing the production of the target biomarkers resulting in a false reading). Of further note, in preliminary experiments 89Zr-5B1 showed better tumor specificity (targeting only a specific type of cancer cell) compared to the commonly used 2-deoxy-2-(18F)-fluoro-D-glucose, or FDG, imaging agent, which relies on increased tumor metabolism relative to nonmalignant cells, and is known to lack sensitivity and specificity in pancreas cancers and other slow growing cancers.

To facilitate the development of the 5B1based antibody conjugated to a radiolabel as a novel PET imaging agent for pancreatic cancer, we applied for and received a development contract from NIH pursuant to which NIH may provide up to $1.75 million in non-dilutive funding for this project. Pending FDA authorization of our IND to proceed, we intend on beginning patient enrollments in a Phase I study in the first quarter 2016, and expect to have preliminary results by the third quarter 2016, with full Phase I results in 2017.

5B1 Antibody Drug Conjugate

We observed in our clinical studies that certain types of cancer cells internalized the 5B1 antibody. These were primarily pancreatic cancer tumor types. We believe that this characteristic of the 5B1 antibody could be highly useful in constructing an antibody-drug conjugate. The development of antibody-drug conjugates is an area of intense competitive development with few companies capable of producing viable linker and toxin technologies that can be coupled with an antibody which, in this case, serves as the targeting mechanism. According to an analysis conducted utilizing the online database Global Data, over the last few years more than 21 technology access licensing deals worth more than $6 billion have been completed by biopharmaceutical companies to gain access to these technologies.

Other Research Collaborations

We were able to identify and form collaborations with various partners, including Heidelberg Pharma GmbH who has developed its own proprietary linker and toxin technology. For the collaboration, we were able to supply the 5B1 antibody and Heidelberg has conducted both in vitro and in vivo experiments demonstrating the significant potential utility of this combination. We are hoping to expand this collaboration and continue a joint development program to bring this new product to the clinic.

5B1 Antibody Follow-On Product Opportunities

 Under our collaboration with Rockefeller University’s Laboratory of Molecular Genetics and Immunology, we provided antibody material to Rockefeller for which it is exploring the mechanism of action of constant region (Fc) variants of the HuMab 5B1 in the role of tumor clearance.  We will supply additional research materials as requested by the university, which is evaluating ways to optimize the function.

Follow-on Antibody Products from Our Discovery Library

1B7 and 31F9 Antibody Program

We have discovered multiple fully-human antibodies to the antigen GD2, which is significantly over expressed on sarcoma, melanoma, and neuroblastoma. These are three related cancers classified as neuroectodermal cancers (sarcoma, melanoma, neuroblastoma). We discovered these antibodies by examining the immune response from more than 60 patients who participated in our sarcoma vaccine trial over the last three years. According to an article published in the New England Journal of Medicine by Yu and colleagues in 2010, antibodies against GD2 have already been validated as effective therapeutic agents in a well-controlled Phase III clinical trial that produced statistically significant improvement in time to progression of disease in children suffering from neuroblastoma. Each of the two potential development candidates have specificity and affinity for the GD2 target and demonstrate significant ability to kill cancer cells that express GD2. Each antibody has a unique set of characteristics and, as part of the preclinical evaluation program, researchers at MSK will provide further in vitro and in vivo testing in multiple models of disease to help us decide which candidate to move forward toward clinical testing. We are currently targeting sarcoma as the primary indication for which we plan to develop an anti-GD2 antibody product.

Antibody Discovery

We have discovered and recombinantly expressed multiple fully human antibodies to eleven separate antigenic targets over expressed on multiple types of cancer. The antigenic targets are incorporated in various combinations making up the eight vaccines that were licensed from MSK and have been in at least Phase I clinical trials. To date, six separate vaccines have entered early stage clinical programs and we have received antibody discovery material from all patients who participated in five of the trials. Exclusive access to these patient samples is covered under separate licenses with MSK. We have discovered multiple antibodies to important cancer targets such as MUC1, GD3, GM2, Fucosyl-GM1, Globo-H, Tn, sTn, and TF. As we continue to raise additional capital and add capacity, it is our intention to begin moving these early product development candidates forward toward clinical evaluation.

Juno Option Agreement

 In August 2014, MabVax Therapeutics entered into an option agreement with Juno Therapeutics, Inc. pursuant to which it granted Juno the option to obtain an exclusive, world-wide, royalty-bearing license authorizing Juno to develop, make, have made, use, import, have imported, sell, have sold, offer for sale and otherwise exploit certain patents MabVax Therapeutics developed with respect to fully human antibodies with binding specificity against human GD2 or sialyl-Lewis A antigens and certain MabVax Therapeutics controlled biologic materials. Juno may exercise its option to purchase the license until the earlier of June 30, 2016, or 90 days from the date MSK completes its research with respect to the patents in accordance with the terms of agreements by and between MSK and MabVax Therapeutics. As consideration for the grant of the exclusive option to purchase the license, Juno paid the Company a one-time up-front option fee of $10,000. Should the option be exercised, MabVax Therapeutics would expect to negotiate with Juno to pay amounts that include license fees, milestone payments, and royalty-based compensation in connection with entering into a License. The terms of the license including the financial terms are expected to be agreed upon at a future date.

Current Approach to Treatment of Pancreatic Cancer

According to an article in the Journal of Advanced Practitioner in Oncology, or Advanced Practitioner, by Sheena Daniels, DNP, ARNP, FNP-BC and colleagues in 2011, for the more than 80% of patients diagnosed with pancreatic cancer who will not be candidates for resection and a large number (80%) of patients who were able to have resection but will develop metastases within 2 to 3 years, the drug gemcitabine has been established as the standard of care because of its documented advantage in OS and more favorable side-effect profile. In patients who are not resectable (able to remove through surgery), combination therapy with a gemcitabine-based systemic regimen followed by consolidation with chemoradiation has produced some favorable median survival durations.

Newer Therapeutic Agents

According to Daniels’ article in the Advanced Practitioner, in spite of aggressive treatment, patients with unresectable pancreatic cancer have a median survival of 10 to 14 months and an estimated 1 in 4 patients who undergo pancreatic resection do not recover sufficiently from surgery to allow administration of systemic chemotherapy. Newer targeted agents have been studied in combination with gemcitabine but did not correlate with improved OS. However, according to Daniel, the combination of gemcitabine and erlotinib did improve overall survival from 5.91 months to 6.24 months and 1-year survival improved to 23% vs 17%. These results were not duplicated using multi-targeted kinase inhibitors. There are several ongoing trials combining additional chemotherapeutic agents with gemcitabine and early results show improvements in PFS and OS but come at a significant cost of increased adverse events. Nab-paclitaxel combined with gemcitabine has produced positive results in an early Phase II trial and those results were confirmed in a subsequent Phase III trial. Nab-paclitaxel is now approved for treatment of pancreatic cancer and the combination of gemcitabine and Nab-paclitaxel is considered first line therapy in many institutions.

We believe there is a significant unmet medical need for newer agents that can treat metastatic disease. Pancreatic cancer is an area of intense research with much of the late stage clinical development efforts targeted toward advanced and metastatic disease. According to the online database BCIQ from BioCentury, to date there are 92 products in all three stages of clinical development from a total of 86 companies and there are 14 products in Phase III or pivotal trials at this time.

Potential Market Opportunity for the Full Length Therapeutic Antibody 5B1

We believe there is a critical unmet medical need for new and better treatment for metastatic pancreatic and colon cancer. According to the National Cancer Institute’s SEER database, the five-year survival rate for patients with metastatic pancreatic cancer is just 1.8%. There are 43,000 new pancreatic cancer patients per year and more than half of them present at initial diagnosis with metastatic disease. According to the SEER database, the five-year survival rate for patients with metastatic colon cancer is only slightly better at 12%. According to the SEER database, while most of the 141,000 new patients can be treated successfully initially, almost half of all colon cancer patients will develop metastatic disease. Thus, adding the number of metastatic disease patients for these two cancers alone represent 96,000 new metastatic cancer patients per year. Using the cost of current antibody therapies as a baseline, the market potential for an annual patient population of 96,000 is in excess of $1 billion per year.

Pancreatic Cancer Imaging and Diagnosis

We believe that the radiolabeled HuMab-5B1 antibody represents the only human derived agent in development specifically aimed at improving imaging in pancreatic cancer. Since the antigen targeted by the HuMab-5B1 antibody is significantly and preferentially over expressed on metastatic pancreatic cancer, this development effort represents a potentially important step forward in the diagnosis, staging, and assessment of the majority of pancreatic cancer patients. We believe that the market opportunity for a 5B1antibody-based radiopharmaceutical is significant in multiple ways. The ability of physicians to accurately diagnose, stage, and assess treatment outcomes in pancreatic cancer would be very important. Accurate determinations on the extent of disease and resectability are essential to improve outcomes in this cancer. We believe almost all patients diagnosed with pancreatic cancer could potentially benefit from 89Zr-HuMab-5B1 scan. Accordingly, improvements in the sensitivity and specificity of one of the primary diagnostic tools could have a significant impact on clinical outcome.

Currently, according to Daniels’ article in the Advanced Practitioner, all screening methods for pancreatic cancer have limitations. The symptoms associated with the disease are often vague and attributed to other more benign etiologies. Diagnosing pancreatic cancer is often challenging, as the presenting symptoms of pancreatic, hepatobiliary (portion of the liver, pancreas, and biliary tract), and upper gastrointestinal cancers are similar. Screening for pancreatic cancer, according to Daniel, is difficult primarily because there are no tumor markers that can be screened at an early stage of disease. Therefore, according to Daniel, the majority of pancreatic cancers are diagnosed at a late stage of disease hampering efforts to provide curative therapy. Pancreatic cancer is typically diagnosed by a combination of history and physical examination, coupled with CT, ultrasound, and PET imaging. In patients deemed to be at high risk for metastasis or for whom the staging is indeterminate, the diagnosis is confirmed by fine needle aspiration or laparoscopy along with FDG-PET. Accurate staging, particularly identification of distant metastases, is of paramount importance in order to properly select patients who are the most likely to benefit from surgery. Differential diagnosis between pancreatic cancer and pancreatitis (non-cancerous inflammation of the liver) is a common problem with imaging modalities.

Recent Developments in ImmunoPET Imaging

2-deoxy-2-(18F)-fluoro-D-glucose, or FDG, combined with PET imaging alone, or FDG-PET, combined with CT scanning, or FDG-PET/CT, is commonly used to augment the diagnosis and staging of pancreatic cancer. According to an article in The American Journal of Surgery by Lan and colleagues in 2012, FDG-PET is the principal imaging agent available today for enhanced PET imaging for pancreatic cancer. FDG is a radiolabeled form of glucose and because cancer cells normally have elevated metabolic rates, highly active cells will incorporate this glucose marker and as a result can potentially help pinpoint pancreatic cancer and potential metastases.

To date, there have been 17 studies examining the accuracy of FDG-PET and the conclusions are mixed. While studies are heterogeneous (not of a similar type; not uniform), the utility of FDG-PET was reasonably established for the primary diagnosis purposes only, utility of FDG-PET/CT for determining recurrence and staging was not confirmed. Additional studies have evaluated the diagnostic thinking impact of FDG-PET with regards to patient management and diagnostic work-up of pancreatic cancer. Findings from FDG-PET lead to changes in the pre-treatment staging as well as the decisions regarding treatment management because of changes in resectability status. The majority of findings demonstrated previously unsuspected metastases and resulted in cancellation of previously planned surgical resection. Roughly half the time the newly identified metastases had not been detected by initial CT scans.

The cost-effectiveness of adding FDG-PET to the routine diagnostic procedures to determining staging and eligibility for surgery among patients with presumed resectable pancreatic cancer has been examined in a limited number of studies. Cost savings were identified primarily by identifying patients who were initially staged for surgery and later deemed ineligible because of detected metastases.

Although FDG is used extensively and successfully in many cancers, because of the targeting characteristics of this compound as a marker of glucose metabolism, the sensitivity and specificity of FDG are not optimal in all cancer types. The shortfalls of imaging with FDG, such as inadequate differentiations between post-therapy inflammation and tumor, poor imaging in slow-growing tumors, and high uptake in normal cells such as brain and gut, have remained as the justification for the development of newer PET tracers.

FDG-PET Reimbursement

The Department of Health and Human Services has completed a Technology Assessment for FDG-PET in pancreatic cancer. The Centers for Medicare and Medicaid Services, or the Center, utilized the Technology Assessment and has issued a National Coverage Determination for FDG for oncologic conditions. The Center has elected to cover the expense of using FDG-PET for the diagnosis and staging of pancreatic cancer. However, the Technology Assessment found insufficient support for fully covering FDG-PET for restaging and monitoring response to treatment. Private insurance carriers follow the Center’s recommendation and cover FDG-PET for diagnosis and staging.

Potential Market Opportunity

To our knowledge, the radiolabeled HuMab-5B1 antibody represents one of the only agents in development specifically aimed at improving imaging in pancreatic cancer. Since the antigen targeted by the HuMab-5B1 antibody is significantly and preferentially over expressed on metastatic pancreatic cancer, this development effort represents a potentially important step forward in the diagnosis, staging, and assessment of the majority of pancreatic cancer patients. Using an imaging agent that is specific for a pancreatic cancer antigen would be greatly preferable to an indirect marker that can produce false positive results in high metabolic rate tissues (tissues where there is an elevated metabolism of sugar due to a variety of causes including cancer) or a false negative in slow growing cancers. We believe that the market opportunity for a HuMab-5B1 antibody-based radiopharmaceutical is significant in multiple ways. First the ability of physicians to accurately diagnose, stage, and assess treatment outcomes in pancreatic cancer would be very important. Accurate determinations on extent of disease and resectability are essential to improving outcomes in this cancer. We believe improvements in the sensitivity and specificity of one of the primary diagnostic tools would be useful and that potentially almost all patients diagnosed with pancreatic cancer could benefit from a 89Zr- HuMab-5B1 antibody scan. Using existing utilization and reimbursement rates for the current standard of care product, FDG-PET, annual revenues for a 5B1 antibody-based radiopharmaceutical could exceed $100 million per year. Since the regulatory pathway is significantly less expensive and time consuming than a therapeutic agent, we believe that this companion diagnostic product opportunity will complement the full-length therapeutic antibody and antibody-drug conjugate products.

This project is also important to us because of the potential enablement of the full-length therapeutic antibody. The 89Zr- HuMab-5B1 antibody will be essential in the clinical development of the HuMab-5B1 antibody. It would help improve our understanding of the antibody’s in vivo behavior including the interaction with its critical disease target, mechanism of action, distribution, and potential toxicities. Just as important, we believe the 5 HuMab-B1 antibody-based radiopharmaceutical would enable physicians to identify patients with the greatest chance of benefiting from treatment with the antibody and that the 5B1Db-based radiopharmaceutical would enable accurate diagnosis, staging, and assessment of treatment outcome of a new antibody treatment for advanced pancreatic cancer.

License Agreement with MSK

We have licensed from MSK the exclusive world-wide developmental and commercial rights to receive biological materials from vaccinated clinical trial participants enrolled in any of the clinical trials involving the vaccines licensed to us, allowing us to discover human monoclonal antibody-based therapeutics. MSK has issued patents or has pending patent applications on the vaccine antigen conjugates, mixtures of vaccine antigen conjugates and methods of use. This patent portfolio includes 25 issued patents in the US and rest of world along with 2 patent applications.  We own all monoclonal antibodies produced by the antibody discovery program and we generally file patent applications directed to these antibodies once their potential therapeutic utility has been sufficiently demonstrated in animal models. A United States and an international patent application for each of the anti-sLea antibodies and the anti GD2 antibodies described in this document has been filed.

We are unique in that only a very small number of oncology focused companies are vaccinating patients with carbohydrate-based vaccines intended to elicit an antibody response and, to the best of our knowledge, we are the only company deriving antibodies from the lymphocytes of vaccinated patients. Since these carbohydrates are very difficult to make immunogenic and the carbohydrates cannot be easily manufactured, it is very difficult if not impossible to find a source for human antibodies to these antigens beyond that utilized by us.

Vaccine Program

We have licensed exclusive rights from MSK to exploit key aspects of the work of Dr. Livingston (who is also a member of our board of directors) and colleagues, who over the last 30 years have developed a series of monovalent (targeting a single tumor cell surface antigen) cancer vaccines against cancers of neuroectodermal and epithelial (breast, ovarian colon, pancreatic) origin as well as small cell lung cancer ( SCLC). These target molecules on malignant cells, known as carbohydrate antigens, are the most extensively expressed antigenic targets on the cell surface of these types of cancers and play a key role in tumor progression and metastasis. We expect to benefit from the years of work and significant expense already invested in the development and testing of the vaccines incorporating these antigens. Researchers at MSK have progressively developed highly immunogenic monovalent vaccines to each of the 11 validated target antigens that comprise the licensed vaccines. These monovalent vaccines or the combination of the monovalent forms into polyvalent vaccines (targeting multiple antigens) have been tested and refined not only in animal models but also in multiple clinical trials establishing immunogenicity, tolerability, and therapeutic utility. Our license agreement with MSK calls for MSK to complete all preclinical and Phase I clinical trial work at MSK’s expense at which point the Investigational New Drug Application, or IND, would be transferred to us for continued development.

Our lead cancer vaccines targeting recurrent sarcoma and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials are fully enrolled, and have received substantial federal grant monies to support their development.

Our Vaccines Intend to Address Recurrent Cancer, An Unmet Medical Need

Despite undergoing potentially curative surgical resection or combination therapy, a significant number of patients with cancer will have their cancer recur. Patients with recurrent cancer have a significantly lower survival rate and incur much higher medical costs compared to those whose disease does not recur. Multiple clinical studies have demonstrated that additional courses of chemotherapy or radiation in the adjuvant setting do not or only minimally improve outcomes for these patient groups. Thus, in the majority of cases, the current standard of care following treatment of metastatic disease and the achievement of disease-free status is watchful waiting. Sarcoma references: Potter DA, et al: J Clin Ohcol 3:353-66, 1985, Rizzoni WE, et al: Arch Surg 121:1248-52, 1986, Casson AG, et al: Cancer 69:662-8, 1992. Ovarian references: Armstrong DK, etal N Engl. J Med 354:34-43, 2006, Markman M, et al: J Clin Ohcol 22:3120-3125, 2004. .Consequently, there is an unmet medical need for new treatments for recurrent disease.

Medical Solution and Rationale

According to an article in Human Vaccines by Livingston and colleagues published in 2006, the adjuvant setting is the ideal time for immune intervention and in particular for administration of monoclonal antibodies or cancer vaccines aimed at instructing the immune system to identify and kill the few remaining circulating cancer cells. We believe that passively administered or vaccine induced antibodies against selected cell surface antigens are ideally suited for eradication of free tumor cells and micrometastases. This is the role of antibodies against most infectious diseases, which has been accomplished against cancer cells in a variety of pre-clinical models and recent clinical trials. We also believe that if antibodies of sufficient titer can be administered or induced by vaccination against tumor antigens to eliminate tumor cells from the blood and lymphatic systems and to eradicate micrometastases, this could dramatically change the approach to treating the cancer patient. If successful, establishment of new metastasis would no longer be possible, so aggressive local therapies including surgery or radiation therapy, and intralesional (injection of cancer treatment directly into a tumor) treatments, combined with our immunotherapeutic agents could result in long term control of metastatic cancers.

Vaccine Purpose Determines Vaccine Design

According to Livingston’s article in Human Vaccines, the majority of carbohydrate antigens are recognized exclusively by B-lymphocytes and antibodies and the optimal approach for augmenting antibody responses against defined antigens involves conjugation of the antigens to a highly immunogenic carrier protein. This is the approach currently used in a variety of vaccines against bacterial pathogens and is the approach we believe to be optimal for cancer associated carbohydrate antigens (antigens/targets made of carbohydrates; also known as sugar structures) as well.

We have explored a variety of methods for augmenting the antibody response to defined antigens including vaccine production with autologous (derived from a subject’s own cells) or allogeneic (derived from another subject’s cells) tumor cell lines or lysates, the use of multiple different immunological adjuvants, chemical modification of antigens to render them more immunogenic, conjugation to different immunological carrier proteins and adherence of antigens to a variety of vehicles including liposomes (artificial structures that can carry active agents into the body), polystyrene beads (small synthetic beads), BCG and Salmonella. The conclusions from these studies are that the use of an immunogenic carrier protein plus a potent immunological adjuvant is the optimal approach. The studies established that the optimal carrier protein was KLH, while the optimal adjuvants were saponins (class of adjuvants) such as QS-21 or OPT-821obtained from the bark of Quillaia saponaria (type of tree indigenous to South America). Both conjugation to KLH and use of a saponin (substance derived from Quillaia saponaria) adjuvant are required for an optimal response. The role of the carrier protein in these conjugate vaccines was induction of a potent T-cell response against KLH, resulting in a cascade of cytokines (immune system cells essential to immune response) which then provide help for the antibody response against both KLH and more weakly immunogenic molecules attached to KLH. The primary role of the saponin adjuvants appeared to be augmentation of the immune response against KLH.

Previous Human Clinical Experience

There are an increasing number of clinical trials showing that passively administered monoclonal antibodies, or mAbs, against cell surface antigens such as HER2/neu, EGF receptor, VEGF, CD20, CD33 and CD52 have demonstrated clinical efficacy against human cancers and leukemias. Specifically, according to an article in Clinical Breast Cancer by Jahanzeb there is evidence from a series of recently described clinical trials with Trastuzumab (Herceptin®, against HER2/neu) used in breast cancer patients in the adjuvant setting confirming a striking recurrence free and overall survival advantage. This is a more dramatic response than seen with the same mAb used in the more advanced disease setting. Finally, naturally acquired or vaccine induced antibodies against cancer cell surface antigens such as GM2 and sTn have correlated with improved prognosis in several different clinical settings. Murine (mouse origin) monoclonal antibodies 3F8 against GD2 and R24 against GD3 have each induced clinical responses in a significant proportion of melanoma patients in the advanced disease setting. 3F8 and R24 are murine monoclonal antibodies and so can only be administered briefly before human anti-mouse antibodies, or HAMA, induction leads to decreased clinical availability.

There has been a significant amount of clinical work in the development of the monovalent and polyvalent versions of these cancer vaccines that stretches over two decades. In the Investigator’s Brochure portion of the INDs submitted to FDA on behalf of the sarcoma and ovarian cancer vaccine trials, we list the 30 Phase I clinical trials testing immunogenicity and tolerability of each of the monovalent vaccines to date. Refinements in antigen configuration, selection of carrier molecules, selection of adjuvant, vaccination schedules, and dose ranging have all lead to the optimal configuration of the current vaccines. According to Livingston’s article in Human Vaccines, the current monovalent vaccines all induce an immune response of IgM and IgG antibodies capable of killing targeted cancer cells.

Concern for Autoimmune Disease

Antigens on cancer cells are generally either autoantigens or slightly modified autoantigens (antigens or targets that do not trigger an immune response) so autoimmunity is a concern with any cancer vaccine. This concern is either as a consequence of cross reactivity of the specific immune response generated against cancer antigens (also present on normal organs) or as a consequence of immune modulation resulting from the immunological adjuvant or other components of the vaccine that may generate non-specific immune modulation. These concerns are largely mitigated, however, by the extensive experience and low toxicity profile consistently observed with the individual components of this vaccine in the clinic either alone or paired up with other components of this vaccine.

The Basis for Polyvalent Immunotherapy

There are at least three reasons for the expectation that carbohydrate vaccines against cancer should contain multiple antigens (be polyvalent). First, heterogeneity is an essential feature of malignancy with patient-to-patient tumor variability and even cell-to-cell heterogeneity in the same tumor is the norm. Second, heterogeneity also characterizes the immune responsiveness of immunized hosts as a consequence of a variety of known and unknown factors including previous immunologic experience and genetic background. The final basis for polyvalent vaccines is a consequence of the previous two reasons. Anti-tumor effector mechanisms are proportional to the amount of antibody bound to the cell surface, which will in turn be proportional to the number of different antigens in the vaccine.

Addressing the issue of tumor heterogeneity will also inform our decisions regarding which antibody candidates to develop. We expect that our current work aimed at improving the quality and control of manufacturing monoclonal antibodies will eventually allow us to explore the development of “cocktails” of mAbs which in turn would allow us to continue to improve the utility of antibodies against various cancers.

Sarcoma Vaccine

Sarcomas are rare neoplasms (tumor that has caused a lump) that arise from the mesenchymal (connective tissue such as bone or cartilage) tissues of the body. According to the NCI’s website, in the United States, there are approximately 13,000 cases diagnosed each year, representing less than 1% of all new cancers. Of these sarcomas, roughly 80% originate from soft tissue, with the remainder originating from bone. Prognosis remains poor, with more than 5,000 patients in the US dying of disease each year. The overall prevalence of sarcoma patients in the US is thought to be approximately 100,000. All incidence and survival data from National Cancer Institute SEER data.

As in other malignancies, disease recurrence and metastasis are common in sarcoma. Metastases may involve any organ of the body, but, according to the NCI’s website approximately 20% of adult patients with extremity sarcomas will have isolated lung metastasis at some point during their disease course, with some amenable to complete surgical resection. Additional patients will have solitary or oligometastatic (cancer that has spread to multiple locations throughout the body) disease affecting other sites of the body that will be amenable to complete resection. Favorable prognostic indicators in recurrent sarcoma include a long disease-free interval from the time of primary resection, the number and location of metastatic lesions, and a long tumor doubling time.

Osteosarcomas (bone based sarcomas), rhabdomyosarcomas (sarcomas arising from muscle tissue), and other non-rhabdomyosarcomas such as Ewing sarcoma (tumor arising in bone or soft tissue and primarily occurring in teenagers and young adults) are high-risk sarcomas that occur most commonly in teens and young adults. According to the NCI’s website, approximately 30% of patients will present with metastases or recur following initial therapy for metastatic disease. These recurrences are generally treated with a combination of chemotherapy, surgery, and/or radiotherapy, with more than 90% of these patients achieving a complete response to therapy according to the NCI’s website.

Despite undergoing potentially curative surgical resection or combination therapy, according to an article by DA Potter and colleagues published in the Journal of Clinical Oncology in 1985, the majority of recurrent sarcoma patients die as a result of further recurrences. The overwhelming majority of pediatric patients ultimately succumb to their disease following the development of recurrent, chemoresistant disease, and their prognosis remains unacceptably poor despite aggressive multimodality treatment. The addition of chemotherapy to surgical resection has not been shown to improve outcome in adult sarcomas. Thus, in the majority of cases, the current standard of care following treatment of metastatic disease and the achievement of disease-free status is expectant management.

Sarcoma Vaccine Clinical Program

We initiated a randomized, multicenter, double-blind Phase II clinical trial in July of 2010. A total of 136 patients were enrolled. Patients who entered the study had stage IV metastatic disease and were cleared by surgery. Patients were vaccinated 10 times over 84 weeks and monitored throughout the study period. The study was powered to show a statistical improvement in both progression free survival (measured at the mid-point of the study) and overall survival. In October of 2013, the Company presented the mid-point results to the independent Drug Safety Monitoring Board, or DSMB. The DSMB concluded that there were no unanticipated or clinically worrisome safety concerns. Injection site reactions were the most common adverse events followed by fatigue, fever, and flu-like symptoms. In addition, the DSMB recommended that investigators and patients should remain blinded as to treatment assignment and the patients should continue to be followed to assess overall survival. In addition, given the acceptable safety profile observed in both arms of the study, the DSMB recommended that after investigators and patients are informed of the (blinded) results of this analysis and with their consent, the last of the patients still receiving vaccinations should be allowed to continue treatment.

In this study, the sarcoma vaccine elicited an antibody response intended to kill circulating tumor cells and micrometastases in all but one of the vaccinated patients. However, the DSMB concluded that the study did not reach statistical significance for its primary efficacy endpoint of a 50% improvement in time to recurrence. The study has not yet accumulated a sufficient number of events to evaluate the secondary endpoint of overall survival. Based on our discussions with the FDA prior to the initiation of the study, the overall survival endpoint will be considered the primary endpoint for the measurement of efficacy. As such we plan to follow all patients in the study until sufficient numbers of events (deaths) have occurred to allow analysis of this endpoint. We expect that the event threshold will be reached in late 2016 or early 2017.

Potential Commercial Opportunity

Sarcomas are a diverse group of malignant tumors that develop from fat, muscles, nerves, joints, blood vessels, bones, and deep skin tissues. Soft tissue sarcomas are more deadly in part due to the lack of detectable symptoms at early disease stages and prognosis remains poor, with more than 5,000 patients in the US dying of disease each year according to the NCI. The NCI estimates 5-year survival rates of 60%. Additionally, according to the NCI, an article in CA: A Cancer Journal for Clinicians by A. Jemal published in 2006, and articles published by the American Cancer Society, the overall prevalence of sarcoma patients in the US is thought to be approximately 100,000, recurrence rates vary depending on the particular subtype of sarcoma but generally range from 30% to 50% and patients whose sarcoma recurs have a significantly poorer prognosis which declines even further as the number of recurrences increase over the course of the disease.

The current standard of care for patients who have been successfully treated for their cancer and rendered free of detectable disease is watchful waiting. According to an article in The Lancet Oncology in 2012, additional treatments of chemotherapy or radiation have not been proven to prevent or prolong the time to onset of cancer recurrence. Consequently, we anticipate that the sarcoma vaccine will be added as an additional treatment to the current treatment paradigm and not displace an existing treatment. We expect that patients who have experienced one or more recurrences will be the initial candidates for vaccine therapy. This would be consistent with the early clinical trials. Over time, as the product demonstrates utility, we anticipate that usage will migrate toward earlier and earlier treatment to include patients who have been diagnosed and treated for sarcoma but not yet experienced a recurrence in an effort to block the progress of the cancer at an earlier and more likely productive time period.

Treatment is defined as a course of 10 vaccinations over 84 weeks as per the Phase II clinical trial protocol. Standard of care calls for patient check-ups quarterly after successful initial treatment to achieve the minimal disease status. The first 5 vaccinations require visits to the physician more frequently than quarterly but beyond that initial treatment sequence, the remaining vaccinations are delivered at the time of the standard check-up. Treatment can be given in the physician office setting with no special administration equipment required. There are substantial indirect costs associated with hospitalizations, short-term disability, and absenteeism resulting from cancer recurrence that can drive treatment costs higher. We project that annual revenue from a sarcoma vaccine could range from $150 million to $300 million annually based on internal projections considering the number of patients, the percentage of patients with metastatic disease, the cost of treatment, and market penetration rates.

The ultimate success of the sarcoma vaccine will depend on several factors, including, but not limited to the following: (i) The percentage of patients whose cancer does not recur or for whom recurrence is delayed, (ii) In those patients who respond to the vaccine, whether the prevention of recurrence or the delay of recurrence is for a clinically meaningful period of time, and (iii) The willingness of third-party payers and the government to pay for the addition of the vaccine therapy to the existing treatment paradigm. The clinical development program should answer the first two questions positively. As with almost all new therapies in cancer, the last question will require a substantial amount of work with these important participants in the healthcare system. If we can demonstrate reduced recurrence rates in sarcoma, we believe we can also demonstrate the financial benefits of reduced or unnecessary further treatments when recurrent sarcoma is prevented or delayed.

Ovarian Vaccine Program

Background

According to the NCI, ovarian cancer is the most lethal gynecologic cancer. According to materials available on the NCI’s website there are more than 21,800 new cases each year with almost 14,000 deaths per year. It is estimated that there are 174,000 surviving ovarian cancer patients. Recurrence rates are extremely high at 70% and 5-year survival is still very poor at just over 40%. The current standard treatment for patients with advanced ovarian cancer consists of aggressive surgical cytoreduction (resection of a tumor to the extent possible followed by radiation treatment) followed by taxane (chemical anti-cancer drug) and platinum-based chemotherapy. While the median overall survival for optimally debulked patients has increased to 65.6 months, less than 30% of patients will remain free of disease. Many patients will have chemotherapy-sensitive disease initially at recurrence, and can reenter successive remissions with additional treatment. Subsequent remissions are of progressively shorter duration until chemotherapy resistance uniformly develops. We believe that immune directed therapy is ideally suited for patients who are in clinical remission when the disease burden is lowest, and evaluating treatments designed to prolong the duration of such remissions remains a high priority. We also believe that antibodies are well suited for eradicating tumor cells from the bloodstream and eliminating early tissue invasion. Preclinical models have demonstrated the clearance of circulating tumor cells and the elimination of systemic micrometastasis through the use of both passively administered and vaccine induced antibodies.

Ovarian cancers express a rich array of cell-surface antigens. These include carbohydrate epitopes such as GM2, Globo-H, Lewisy, sialyl Tn, or STn, Tn, Thompson Friedreich antigen, or TF, and mucin 1, or MUC1. According to an article in Cancer Immunology Immunotherapy written by Livingston that was published in 1997, for the production of antibodies against defined cell-surface antigens such as these, the best approach has been described to include chemical conjugation of the antigen to a highly immunogenic carrier protein plus the use of a potent immunological adjuvant. The best carrier protein in our experience has been keyhole limpet hemocyanin (a sea creature such as a limpet or snail from which copper-based highly immunogenic blood is extracted), or KLH, and the best immunological adjuvant has been a saponin such as QS-21 or OPT-821. Pre-clinical data supports the hypothesis that polyvalent vaccines will likely be required due to tumor cell heterogeneity, heterogeneity of the human immune response, and the correlation between overall antibody titer against tumor cells and antibody effector mechanisms.

Ovarian Vaccine Clinical Program

A randomized, multicenter, double-blind Phase II clinical trial in ovarian cancer with a pentavalent (a vaccine that has multiple antigens) vaccine was initiated in July of 2010. While this vaccine was included in the group of vaccines exclusively licensed to us in 2008, a NIH grant award co-authored by Dr. Philip Livingston was made which fully funded the planned Phase II clinical trial. Management of the trial was assigned to the Gynecologic Oncology Group, or GOG. We contributed to the development of the Investigational New Drug Application (“IND”) and provided financial support for the manufacture of the clinical material. A total of 164 patients were enrolled. Patients who entered the study had metastatic ovarian cancer and have been treated with cytoreductive surgery and chemotherapy. They were in complete clinical remission as defined by CA-125 levels within normal, negative physical examination and no evidence of disease by CT scan. Patients were vaccinated 10 times over 84 weeks and monitored throughout the study period. The study was powered to show a statistical improvement in both progression free survival (measured at the mid-point of the study) and overall survival. The study has not achieved a sufficient number of events to trigger the mid-point analysis. Based on discussions with the principal investigator, the GOG plans to recommend that investigators and patients remain blinded as to treatment assignment and the patients should continue to be followed to assess overall survival. We anticipate that results from the overall survival endpoint will be announced in late 2016 or early 2017.

Potential Commercial Opportunity

Treatment is defined as a course of 10 vaccinations over 84 weeks as per the Phase II clinical trial protocol. Standard of care calls for patient check-ups quarterly after successful initial treatment to achieve the minimal disease status. The first 5 vaccinations require visits to the physician more frequently than quarterly but beyond that initial treatment sequence, the remaining vaccinations are delivered at the time of the standard check-up. Treatment can be given in the physician office setting with no special administration equipment required. There are substantial indirect costs associated with hospitalizations, short-term disability, and absenteeism resulting from cancer recurrence that can drive treatment costs higher.

The ultimate success of the ovarian cancer vaccine will depend on several factors including, but not limited to: (i) the percentage of patients whose cancer does not recur or for whom recurrence is delayed, (ii) In those patients who respond to the vaccine, whether the prevention of recurrence or the delay of recurrence is for a clinically meaningful period of time, and (iii) The willingness of third-party payers and the government to pay for the addition of the vaccine therapy to the existing treatment paradigm. We believe the clinical development program should answer the first two questions. As with almost all new therapies in cancer, the last question will require a substantial amount of work with these important participants in the healthcare system. If we can demonstrate reduced recurrence rates in sarcoma, we believe we can also demonstrate the financial benefits of reduced or unnecessary further treatments when recurrent sarcoma is prevented or delayed.

Neuroblastoma Vaccine

Introduction and Overview

Neuroblastoma is the most common extra-cranial solid tumor in children. According to the NCI and an article in the Annals of Pharmacology by Parsons and colleagues in 2013, there are approximately 700 new cases per year in the United States so it is certainly an orphan disease. According to the NCI SEER data, patients with high risk features, defined by clinical and tumor biologic parameters at diagnosis have an expected survival of only 45% despite intensive induction chemotherapy (very high dose chemotherapy), surgical resection, myeloablative consolidation chemotherapy with stem cell support, radiation,(radiation doses intended to eliminate the immune system of the patient followed by stem cell reconstitution of the system) focal radiation (precise pin-point radiation doses) and post-consolidation treatment (chemotherapy treatment post resection), with 13-cis-retinoic acid, or cisRA, and anti-GD2 mAb ch14.18 immunotherapy. We believe that these results, plus the potentially severe toxicities of chemotherapy and radiotherapy, are compelling reasons for pursuing novel therapeutic approaches.

In particular we believe that there is a need for therapies that selectively eliminate neuroblastoma cells in the setting of minimal or limited amounts of residual disease following intensive induction therapy. According to an article in Clinical Cancer Research by Matthay and Yu in 2012, neuroblastoma is unique in its abundant expression of the gangliosides GD2 and GD3. Each of these antigenic targets is an outstanding target for immune attack against neuroblastoma cells. In experimental animal studies conducted by Livingston and Ragupathi, administered or vaccine-induced antibodies against GD2, GD3 and other cell surface antigens were able to eliminate micrometastasis in settings similar to the treatment of patients in complete remission but with a high likelihood of relapse. The basis for emphasis on a bivalent (having two antigens raising an immune response to two targets) vaccine containing each of these agents are tumor cell heterogeneity, heterogeneity of the human immune response and the correlation between overall antibody titer against the tumor cell surface and effector mechanisms such as opsonization, complement-dependent cytotoxicity (how antibodies marshal other immune system cells to kill the cells to which they have attached, or CDC, or antibody dependent cellular cytotoxicity, or ADCC.

In a Phase I trial of a bivalent vaccine containing GD2-KLH, GD3-KLH and escalating doses of saponin adjuvant co-administered with oral Я-glucan in children with neuroblastoma has been completed (Kushner, et. al.) Safety, immunogenicity and the optimal saponin adjuvant dose were determined and the vaccinated subjects in this study were noted to have an unexpectedly favorable outcome. We believe that this experience provides the rationale for undertaking  a study in high-risk neuroblastoma subjects who are in second or subsequent complete remission or have only limited residual disease.

Results of a Recent Phase I trial of Bivalent Vaccine in Combination with Oral Я-glucan

MSK carried out a Phase I trial in subjects with high-risk neuroblastoma to assess the toxicity of escalating doses of the immunological adjuvant OPT-821 in a bivalent vaccine containing fixed doses of GD2L and GD3L, each covalently attached to the immunological carrier protein KLH (Kushner, 2012). The study subjects were in second (or later) complete, very good partial, or partial remission. Subjects received seven subcutaneous injections over 52 weeks,

Thirteen of the 15 subjects received the entire 12 months of protocol treatment. No dose limiting toxicity was noted in any of the subjects. Most subjects had detectable anti-GD2 or anti-GD3 antibodies. Twelve remain relapse-free at 21+-36+ (median 29+) months. One had a focal relapse (recurrence of the cancer at a specific spot) (supraclavicular node) at 21 months. Two other subjects had early focal relapses (2.3 and 4.6 months). PFS was 87+9% at 12 months and 78+11% at 24 months. Overall survival is 100% (follow-up >22months). These results are in marked contrast to the expected relapse rate at 12 months of 50% to 60%.

Clinical Plan

We have received the Phase I portion of an SBIR grant for support in production of the clinical trial material required for a planned Phase II clinical trial. The Company has also established a relationship with a consortium of thirteen academic hospital based neuroblastoma treatment programs called New Advances in Neuroblastoma Therapy, or NANT. We entered into a Letter of Intent with NANT and the NANT Scientific Review Committee has reviewed our jointly developed Phase II clinical protocol which was approved by this committee with only minor modifications. Because the market opportunity for a vaccine to treat recurrent neuroblastoma is very small, we have worked to bring in additional non-dilutive financing. We hope to expand the SBIR award to the Phase II portion of the grant which could offset $1 million in Phase II clinical expenses. We are currently conducting standard release and stability testing on the recently completed clinical material. We are planning to obtain the orally bioavailable immune system stimulant product that was used effectively in the Phase I trial at MSK. That product will be available in 2017.. We are currently evaluating the resource and capital requirements to file an IND to be able to initiate the Phase II clinical trial.  No timing can be given at this time regarding the filing of an IND.

Patents

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents intended to cover our vaccines and monoclonal antibody-based candidates, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

As of January 25, 2016, we were the exclusive licensee, sole assignee or co-assignee of 11 granted United States patents, 3 pending United States patent applications, 14 international patents and 3 pending international patent applications.  The patents and patent applications include claims to vaccine antigen conjugates, mixtures of vaccine antigen conjugates that makeup polyvalent vaccine candidates, processes for their preparation and their use as a vaccine. Two of the pending patent applications in the United States and 2 international patent applications have claims to human anti-sLea and anti-GD2 monoclonal antibodies, nucleic acids encoding the human anti-sLea and anti-GD2 monoclonal antibodies, processes for their preparation and their use as therapeutic agents.

Our success will depend significantly on our ability to obtain and maintain patents and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of anti-fungal agents.

We believe that we have a sufficient intellectual property position and substantial know-how relating to the development and commercialization of our vaccine and monoclonal antibody-based candidates in the markets described herein, consisting of patents or patent applications that we have licensed from MSK or that we have filed ourselves. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology.

Our objective is to continue to expand our intellectual property estate by filing patent applications directed to our vaccine and monoclonal antibody programs. We intend to pursue, maintain, and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions, and improvements that are commercially important to the development of our business.

Government Regulation

 In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Drug and Cosmetic Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. The FDA has very broad enforcement authority and failure to abide by applicable regulatory requirements can result in administrative or judicial sanctions being imposed on us, including warning letters, refusals of government contracts, clinical holds, civil penalties, injunctions, restitution, disgorgement of profits, recall or seizure of products, total or partial suspension of production or distribution, withdrawal of approval, refusal to approve pending applications, and criminal prosecution.

FDA Approval Process

We believe that our product candidates will be regulated by the FDA as drugs. No manufacturer may market a new drug until it has submitted a New Drug Application, or NDA, to the FDA, and the FDA has approved it. The steps required before the FDA may approve an NDA generally include:

●	preclinical laboratory tests and animal tests conducted in compliance with FDA’s good laboratory practice requirements;

●	development, manufacture and testing of active pharmaceutical product and dosage forms suitable for human use in compliance with current good manufacturing practices, or GMP;

●	the submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

●	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for its specific intended use(s);

●	the submission to the FDA of a New Drug Application, or NDA; and

●	FDA review and approval of the NDA.

Preclinical tests include laboratory evaluation of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The conduct of the pre-clinical tests must comply with federal regulations and requirements including good laboratory practices. We must submit the results of the preclinical tests, together with manufacturing information, analytical data and a proposed clinical trial protocol to the FDA as part of an IND, which must become effective before we may commence human clinical trials. The IND will automatically become effective 30 days after its receipt by the FDA, unless the FDA raises concerns or questions before that time about the conduct of the proposed trials. In such a case, we must work with the FDA to resolve any outstanding concerns before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board for approval. An institutional review board may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the institutional review board’s requirements or may impose other conditions.

Clinical trials involve the administration of the product candidate to humans under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are typically conducted in three sequential phases, though the phases may overlap or be combined. In Phase 1, the initial introduction of the drug into healthy human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance and pharmacologic action, as well as to understand how the drug is taken up by and distributed within the body. Phase 2 usually involves studies in a limited patient population (individuals with the disease under study) to:

●	evaluate preliminarily the efficacy of the drug for specific, targeted conditions;

●	determine dosage tolerance and appropriate dosage as well as other important information about how to design larger Phase 3 trials; and

●	identify possible adverse effects and safety risks.

Phase 3 trials generally further evaluate clinical efficacy and test for safety within an expanded patient population. The conduct of the clinical trials is subject to extensive regulation, including compliance with good clinical practice regulations and guidance.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. We may also suspend clinical trials at any time on various grounds.

The results of the preclinical and clinical studies, together with other detailed information, including the manufacture and composition of the product candidate, are submitted to the FDA in the form of an NDA requesting approval to market the drug. FDA approval of the NDA is required before marketing of the product may begin in the U.S. If the NDA contains all pertinent information and data, the FDA will “file” the application and begin review. The FDA may “refuse to file” the NDA if it does not contain all pertinent information and data. In that case, the applicant may resubmit the NDA when it contains the missing information and data. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for non-priority drug products are reviewed within 10 months. The review process, however, may be extended by FDA requests for additional information, preclinical or clinical studies, clarification regarding information already provided in the submission, or submission of a risk evaluation and mitigation strategy. The FDA may refer an application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will typically inspect the facilities at which the product candidate is manufactured and will not approve the product candidate unless GMP compliance is satisfactory. FDA also typically inspects facilities responsible for performing animal testing, as well as clinical investigators who participate in clinical trials. The FDA may refuse to approve an NDA if applicable regulatory criteria are not satisfied, or may require additional testing or information. The FDA may also limit the indications for use and/or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

The testing and approval process requires substantial time, effort and financial resources, and our product candidates may not be approved on a timely basis, if at all. The time and expense required to perform the clinical testing necessary to obtain FDA approval for regulated products can frequently exceed the time and expense of the research and development initially required to create the product. The results of preclinical studies and initial clinical trials of our product candidates are not necessarily predictive of the results from large-scale clinical trials, and clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including difficulty in obtaining enough patients, investigators or product candidate supply. Failure by us to obtain, or any delay in obtaining, regulatory approvals or in complying with requirements could adversely affect the commercialization of product candidates and our ability to receive product or royalty revenues.

Other Regulatory Requirements

After approval, drug products are subject to extensive continuing regulation by the FDA, which include company obligations to manufacture products in accordance with Good Manufacturing Practice, or GMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and submit periodic reports, obtain FDA approval of certain manufacturing or labeling changes, and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA-imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the NDA holder. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or NDA holder.

We and any manufacturers of our products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s GMP regulations. GMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our products must meet GMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and any third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, pricing and reimbursement vary widely from jurisdiction to jurisdiction. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state.

We are also subject to various environmental, health and safety regulations including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials. From time to time, and in the future, our operations may involve the use of hazardous materials.

Properties

We entered into a lease agreement in August 2012, with a lease term that ended on July 31, 2015, for 5,955 square feet of office space at 11588 Sorrento Valley Road in San Diego, California. Future lease obligations for the month of August amount to $11,017. We currently lease this space on a month-to-month basis.

 We entered into a lease agreement with AGP Sorrento Business Complex, L.P. for a lease of approximately 14,971 rentable square feet of office and research facilities located at 11535 Sorrento Valley Road, San Diego, California 92121.  We anticipate that such space shall be ready for occupancy in February 2016.  We intend on moving from our existing facility at 11588 Sorrento Valley Road, into this new space at such time.  Monthly rent is expected to start at $2.38 per square foot and escalate at an annual rate of 3% a year over the six-year term of the lease.

Legal Proceedings

From time to time, we have become involved in various legal proceedings that arise in the ordinary course of business or otherwise. Legal proceedings are subject to inherent uncertainties as to timing, outcomes, costs, expenses and time expenditures by our management and others on our behalf. Although there can be no assurance, based on information currently available, we believe that the outcome of legal proceedings that are pending or threatened against us will not have a material effect on our financial condition. However, the outcome of any of these matters is neither probable nor reasonably estimable.

On May 30, 2014, a class action lawsuit was commenced in Santa Clara County Superior Court, State of California, on behalf of Cadillac Partners and others similarly situated, naming as defendants, MabVax Therapeutics, the Company and the Company’s directors, Hudson Bay Capital Management LP, Bio IP Ventures LLC, Hudson Bay Master Fund Ltd., and Hudson Bay IP Opportunities Master Fund LP, together the “Parties”. The suit alleged the defendants breached certain fiduciary duties, or aided and abetted a breach of fiduciary duties, in connection with the Company’s merger with MabVax Therapeutics. In support of their purported claims, the plaintiff alleged, among other things, that the Company’s board has historically failed to fulfill its fiduciary duty to its stockholders, and claiming with respect to the Series B Private Placement and the Merger, that such transactions involved an inadequate sales process and included preclusive deal protection devices, and that the Company’s board of directors would receive personal benefits not available to its public stockholders as a result of the Merger. The plaintiff sought to enjoin the Merger and obtain damages as well as attorneys’ and expert fees and costs.

On June 29, 2014, the parties entered into a Stipulation and Settlement (the “Settlement”), pursuant to which the Company agreed to file with the SEC certain supplemental disclosures in connection with the merger. The Settlement was subject to certain confirmatory discovery to be undertaken by the plaintiff and to the Parties’ agreement on the payment of the plaintiff’s attorneys’ fees and expenses.

On July 16, 2014, the Company and all other parties to the litigation entered into an agreement which, if consummated, would settle the litigation (the “Proposed Settlement”). Among many other terms, under the Proposed Settlement the Company and all defendants will receive a broad release of any and all claims pertaining to the Series B Private Placement, the Merger, the prior disclosure and a wide variety of other matters. The Proposed Settlement also calls for the parties to ask the court to, among other things, enter orders enjoining other stockholders from bringing similar actions, certifying the putative settlement class, and approving the Proposed Settlement as a fair, final, and binding resolution of the litigation. Under the Proposed Settlement, the Company and the other defendants have expressly denied the allegations of the complaint and denied engaging in any other misconduct, nor will any of them make any payment or in any respect amend the negotiated terms of the since-consummated Series B Private Placement and merger. Finally, under the Proposed Settlement, the Company and the other defendants have not agreed to pay any legal fees, or reimburse any expenses, allegedly incurred by the plaintiffs who filed the complaint; instead, the Company expects that counsel for those plaintiffs will present any such disputed claim for legal fees and expenses to the court for resolution.

On April 20, 2015, the Parties made an application for an Order for Notice and Scheduling of Hearing of Settlement in accordance with a Stipulation of Settlement dated as of April 20, 2015 (the “Action”), which sets forth the terms and conditions for settlement and which provides for dismissal of the Action with prejudice.  The Order after Hearing on June 12, 2015, provided preliminary approval of the settlement that was agreed to by the Parties, in which the Company provided supplemental disclosures in the definitive proxy filed with the SEC on June 30, 2014.  Notice of the action as a class action was sent to class members in July 2015.

On September 18, 2015, an Order and Final Judgment was entered by the Superior Court of the State of California, approving the settlement that was agreed upon by both parties and closing the case.  The Company anticipates that there will be no additional future expenses incurred in this action by the Company after the September 30, 2015 balance sheet date which would not be offset by insurance.

Employees

As of January 25, 2016, we had 17 employees including three part time employees. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

MANAGEMENT

Board of Directors

Name	Position
J. David Hansen	Chairman of the Board of Directors, President and Chief Executive Officer

Kenneth M. Cohen	Director (1)(2)(3)(4)

Robert E. Hoffman	Director (1)(2)(3)(4)

Philip O. Livingston, M.D.	Director, Chief Science Officer

Paul V. Maier	Director (1)(3)(4)

Jeffrey V. Ravetch, M.D., Ph.D.	Director (2)(4)

Thomas C. Varvaro	Director (1)(2)(3)(4)

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3) (4)	Member of our nominating and governance committee Independent member of the board

The following is a brief summary of the background of each of our directors

J. David Hansen, 64, serves as our President, Chief Executive Officer, and as Chairman of our Board of Directors and, prior to the merger, served as MabVax’s President, Chief Executive Officer, and Chairman of its Board of Directors after co-founding MabVax in 2006. Mr. Hansen is an experienced biopharmaceutical executive with more than 30 years of industry experience. He has held senior management roles in both private start-up companies as well as small to mid-sized public companies. His senior level experience includes executive management, finance and accounting, corporate development, sales and marketing. During his career, Mr. Hansen has executed a wide variety of in and out licensing agreements, research and development collaborations, joint ventures, divestitures, and acquisitions. Mr. Hansen has developed expertise in the therapeutic areas of immunology, oncology, and infectious disease. From 1998 to 2006, Mr. Hansen was a corporate officer of Avanir Pharmaceuticals. He held the titles of Vice President of Commercial Development, Senior Vice President of Corporate Development, and President and Chief Operations Officer of the Avanir Subsidiary Xenerex Biosciences. From 1989 to 1999 Mr. Hansen served in multiple roles at Dura Pharmaceuticals including National Sales Director, Director of Marketing, and Director of Business Development. He has additional management experience with Merck & Co. (Schering-Plough), Key Pharmaceuticals, and Bristol Myers Squibb. We believe that Mr. Hansen’s extensive experience with public and private pharmaceutical companies in a leadership role qualifies him to serve as the Chairman of our Board of Directors and as our President and Chief Executive Officer.

Kenneth M. Cohen, 60, serves as a member of our Board of Directors and, prior to the merger, served as a member of MabVax’s Board of Directors commencing in July of 2014. He is an advisor to companies, entrepreneurs and investors in the life sciences area. He was a co-founder of publicly held Somaxon Pharmaceuticals and served as its President and Chief Executive Officer from August 2003 through December 2007 and continued as a director until June 2008. Previously, he was an independent advisor to various biotechnology and pharmaceutical companies, entrepreneurs and investors, including Synbiotics Corporation, Applied NeuroSolutions, Inc. and Highbridge Capital Management. From May 1996 to April 2001, he was President and Chief Executive Officer of Synbiotics Corporation, a veterinary diagnostics company. From March 1995 to February 1996, Mr. Cohen was Executive Vice President and Chief Operating Officer for Canji Incorporated, a human gene-therapy company, until its acquisition by Schering-Plough Corporation in February 1996. Prior to joining Canji, he was Vice President of Business Affairs at Argus Pharmaceuticals, Inc. and Vice President of Marketing and Business Development for LifeCell Corporation. He served as a member of the Board of Directors of Adamis Pharmaceuticals Corporation (a public pharmaceutical company) from January 2011 until August 2014. Mr. Cohen began his career at Eli Lilly and Company in 1978, where, among many different responsibilities over ten years, he directed business planning for the Medical Instrument Systems Division and managed the launch of Prozac. He received an A.B. in biology and chemistry from Dartmouth College and an M.B.A. from the Wharton School of The University of Pennsylvania. We highly value Mr. Cohen’s significant industry expertise, developed through his career as a senior professional at several leading pharmaceutical companies. We believe that Mr. Cohen’s 20 years of experience serving as an executive officer including chief executive officer of several life sciences companies, and serving as a member of the board of several life sciences companies qualifies him to serve as a member of the Board of Directors.

Robert E. Hoffman, 50, has served as a member of our Board of Directors since September 2014. Mr. Hoffman is Chief Financial Officer of AnaptysBio, a position he has held since July 2015.   From August 2011 to June 2012, and from September 2014 to June 2015, Mr. Hoffman served as Senior Vice President, Finance and Chief Financial Officer of Arena Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, or Arena. From August 1997 to March 2011, Mr. Hoffman served in various other executive and senior management positions, including Vice President, Finance and Chief Accounting Officer. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman is currently a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company and Kura Oncology, Inc. a biopharmaceutical company. He also currently serves as a member of the Financial Accounting Standards Board’s Small Business Advisory Committee and the steering committee of the Association of Bioscience Financial Officers. In addition, Mr. Hoffman is a member and a former director and President of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California. We believe Mr. Hoffman’s 16 years of experience in serving as an executive officer of a publicly traded life sciences company and service as a member of the board of directors of two life sciences companies qualifies him to serve as a member of our Board of Directors, and as an Audit Committee financial expert.

Philip O. Livingston, M.D., 73, serves as a member of our Board of Directors and our Chief Science Officer and, prior to the merger, served as a member of MabVax’s Board of Directors and its Chief Science Officer since 2012. He received his MD degree from Harvard Medical School and was Professor of Medicine in the Joan and Sanford Weill Medical College at Cornell University and Attending Physician and Member in Memorial Sloan-Kettering Cancer Center where he treated melanoma patients and ran the Cancer Vaccinology Laboratory research lab for over 30 years until his retirement from MSK October 1, 2011. Dr. Livingston’s research focused on: identification of suitable targets for immunotherapy of a variety of cancers, construction of polyvalent conjugate vaccines specifically designed to augment antibody responses against these targets, and identification of optimal immunological adjuvants to further augment the potency of these vaccines. He has over 150 publications and 4 issued and 3 pending patents concerning cancer vaccines. Recently, Dr. Livingston helped establish MabVax Therapeutics, Inc., and another biotech company, Adjuvance Technologies, Inc. MabVax supports two randomized Phase II trials with these MSK polyvalent vaccines and establishment of human monoclonal antibodies from the blood of immunized patients. We believe that Dr. Livingston’s extensive expertise in immunotherapy qualifies him to serve as a member of our Board of Directors and our Chief Science Officer.

Paul V. Maier, 68, serves as a member of our Board of Directors and served as the Chief Financial Officer of Sequenom, Inc., (a public biotechnology company) from November of 2009 through June of 2014. Prior to joining Sequenom, Mr. Maier served as Senior Vice President and Chief Financial Officer of Ligand Pharmaceuticals, Inc. from 1992 until 2007, where he helped build Ligand from a venture stage company to a commercial, integrated biopharmaceutical organization. Prior to joining Ligand, he spent six years in various management and finance positions at ICN Pharmaceuticals. Since 2007, Mr. Maier has served as a member of the Board of Directors of International Stem Cell Corporation (a public life sciences company) and currently serves as the Chairperson of its Audit Committee and as a member of its Compensation and Governance Committees. Mr. Maier also serves as Chairman of the Audit Committee and a member of the Governance Committee of the Board of Directors of Apricus Biosciences, Inc (a public pharmaceutical company)  Mr. Maier also serves as a Director of Biological Dynamics and Ritter Pharmaceuticals, both private life science companies. Mr. Maier received his M.B.A. from Harvard Business School and a B.S. from Pennsylvania State University. We believe that Mr. Maier’s over 20 years of experience in life sciences as a chief financial officer and serving on the board of several life sciences public companies qualifies him to serve as a member of the Board of Directors and as chair of the Audit Committee.

Jeffrey V. Ravetch, M.D., Ph.D., 64, is currently a member of our Board of Directors and has served as the Theresa and Eugene Lang Professor at the Rockefeller University and Head of the Leonard Wagner Laboratory of Molecular Genetics and Immunology since 1997. Prior to the merger, Dr. Ravetch served as a member of the MabVax Board of Directors commencing March 2014.

Dr. Ravetch, a native of New York City, received his undergraduate training in molecular biophysics and biochemistry at Yale University, earning his B.S. degree in 1973, working with Donald M. Crothers on the thermodynamic and kinetic properties of synthetic oligoribonucleotides. Dr. Ravetch continued his training at the Rockefeller University—Cornell Medical School MD/Ph.D. program, earning his doctorate in 1978 in genetics with Norton Zinder and Peter Model, investigating the genetics of viral replication and gene expression for the single stranded DNA bacteriophage f1 and in 1979 he earned his M.D. from Cornell University Medical School. Dr. Ravetch pursued postdoctoral studies at the NIH with Phil Leder where he identified and characterized the genes for human antibodies and the DNA elements involved in switch recombination. From 1982 to 1996 Dr. Ravetch was a member of the faculty of Memorial Sloan-Kettering Cancer Center and Cornell Medical College. His laboratory has focused on the mechanisms by which antibodies mediate their diverse biological activities in vivo, establishing the pre-eminence of FcR pathways in host defense, inflammation and tolerance and describing novel inhibitory signaling pathways to account for the paradoxical roles of antibodies as promoting and suppressing inflammation. His work has been extended into clinical applications for the treatment of neoplastic, inflammatory and infectious diseases.

Dr. Ravetch has received numerous awards including the Burroughs-Wellcome Scholar Award, the Pew Scholar Award, the Boyer Award, the NIH Merit Award, the Lee C. Howley, Sr. Prize (2004), the AAI-Huang Foundation Meritorious Career Award (2005), the William B. Coley Award (2007), the Sanofi-Pasteur Award (2012) and the Gairdner International Prize (2012). He has presented numerous named lectures including the Kunkel Lecture, the Ecker Lecture, the Goidl Lecture, the Grabar Lecture, the Dyer Lecture and the Heidelberger/Kabat Lecture. He has received an honorary doctorate from Freidrich-Alexander University, Nuremberg/Erlangen. He is a member of National Academy of Sciences (2006), the Institute of Medicine (2007), a Fellow of the American Academy of Arts and Sciences (2008) and a Fellow of the American Association for the Advancement of Science (2009).

Dr. Ravetch has contributed extensively to the scientific community by serving as a member of the Scientific Advisory Boards of the Cancer Research Institute, the Irvington Institute for Medical Research and the Damon Runyon Foundation. He has been active in biotechnology for the last two decades, having served as a consultant or member of the Scientific Advisory Boards of Millennium Pharmaceuticals, Exelexis Pharmaceuticals, Regeneron Pharmaceuticals, Medimmune, Genentech, Novartis, Merck, Micromet, Xencor, Suppremol, Igenica, Portola Pharmaceuticals and Momenta Pharmaceuticals, Inc. We believe Dr. Ravetch’s extensive scientific knowledge and training qualify him to serve as a member of our Board of Directors.

Thomas C. Varvaro, 46, has served as the Chief Financial Officer of ChromaDex Corp. since January 2004 and as its Secretary since March 2006. He also served as a director of ChromaDex Corporation from March 2006 until May 2010. Mr. Varvaro is responsible for overseeing all aspects of ChromaDex’s accounting, information technology, Intellectual Property management and human resources management. Mr. Varvaro has extensive process-mapping and business process improvement skills, along with a solid information technology background that includes management and implementation experiences ranging from custom application design to enterprise wide system deployment. Mr. Varvaro also has hands-on experience in integrating acquisitions and in new facility startups. In working with manufacturing organizations Mr. Varvaro has overseen plant automation, reporting and bar code tracking implementations. Mr. Varvaro also has broad legal experience in intellectual property, contract and employment law. From 1998 to 2004, Mr. Varvaro was employed by Fast Heat Inc., a Chicago, Illinois based Global supplier to the plastics, HVAC, packaging, and food processing industries, where he began as controller and was promoted to chief information officer and then chief financial officer during his tenure. During his time there Mr. Varvaro was responsible for all financial matters including accounting, risk management and human resources. From 1993 to 1998, Mr. Varvaro was employed by Maple Leaf Bakery, Inc., Chicago, Illinois, during its rise to becoming a national leader in specialty bakery products. During his tenure Mr. Varvaro served in information technology and accounting roles, helping to shepherd the company from a single facility to national leader in specialty food products. Mr. Varvaro has a B.S. in Accounting from University of Illinois, Urbana-Champaign and has been certified as a Certified Public Accountant.  We believe Mr. Varvaro’s extensive industry experience as an officer and director, as well as his extensive financial and accounting training and management experience qualify him to serve as a member of our Board of Directors.

BOARD OF DIRECTORS COMMITTEES AND MEETINGS

BOARD LEADERSHIP STRUCTURE

The Board of Directors is currently chaired by the President and Chief Executive Officer of the Company, Mr. Hansen. The Company believes that combining the positions of Chief Executive Officer and Chairman of the Board of Directors helps to ensure that the Board of Directors and management act with a common purpose. Integrating the positions of Chief Executive Officer and Chairman can provide a clear chain of command to execute the Company’s strategic initiatives. The Company also believes that it is advantageous to have a Chairman with an extensive history with and knowledge of the Company, and extensive technical and industry experience. Notwithstanding the combined role of Chief Executive Officer and Chairman, key strategic initiatives and decisions involving the Company are discussed and approved by the entire Board of Directors. In addition, meetings of the independent directors of the Company are regularly held, which Mr. Hansen does not attend. The Company believes that the current leadership structure and processes maintains an effective oversight of management and independence of the Board of Directors as a whole without separate designation of a lead independent director. However, the Board of Directors will continue to monitor its functioning and will consider appropriate changes to ensure the effective independent function of the Board of Directors in its oversight responsibilities.

ROLE OF THE BOARD IN RISK OVERSIGHT

One of the Board of Director’s key functions is informed oversight of the Company’s risk management process. The Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through various Board of Directors standing committees that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company. The Audit Committee considers and discusses with management the Company’s major financial risk exposures and related monitoring and control of such exposures as well as compliance with legal and regulatory requirements. The Nominating & Governance Committee monitors the effectiveness of our corporate governance guidelines. The Compensation Committee assesses and monitors whether our compensation policies and programs have the potential to encourage excessive risk-taking. Any findings regarding material risk exposure to the Company are reported to and discussed with the Board of Directors.

INDEPENDENCE OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

After review of all relevant transactions or relationships between each director and nominee for director, or any of his or her family members, and the Company, its senior management and its Independent Registered Public Accounting Firm, the Board of Directors has determined that all of the Company’s directors and the Company’s nominees for director are independent within the meaning of the applicable NASDAQ listing standards, except Mr. Hansen, the Chairman of the Board of Directors, Chief Executive Officer and President, of the Company, and Dr. Livingston, Chief Science Officer. As required under the NASDAQ listing standards, the Company’s independent directors meet in regularly scheduled executive sessions at which only independent directors are present. The Board of Directors met 11 times and acted by unanimous written consent 9 times during the fiscal year ended December 31, 2015.   Each member of the Board of Directors attended 75% or more of the aggregate of the meetings of the Board of Directors held in the last fiscal year during the period for which he was a director and of the meetings of the committees on which he served, held in the last fiscal year during the period for which he was a committee member except Dr. Livingston who was unable to attend certain meetings due to travel and other commitments.  Although the Company is not currently NASDAQ-listed we believe it is in the Company’s interests to comply with these standards both as a matter of good governance and to facilitate any future re-listing.

The Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding “independence” and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to the Company.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company’s corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee, among other things: evaluates the performance, and assesses the qualifications, of the Independent Registered Public Accounting Firm; determines and pre-approves the engagement of the Independent Registered Public Accounting Firm to perform all proposed audit, review and attest services; reviews and pre-approves the retention of the Independent Registered Public Accounting Firm to perform any proposed, permissible non-audit services; determines whether to retain or terminate the existing Independent Registered Public Accounting Firm or to appoint and engage a new Independent Registered Public Accounting Firm for the ensuing year; confers with management and the Independent Registered Public Accounting Firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company’s Annual Report on Form 10-K and recommends whether or not such financial statements should be so included; and discusses with management and the Independent Registered Public Accounting Firm the results of the annual audit and review of the Company’s quarterly financial statements.

The Audit Committee is currently composed of four outside directors: Mr. Maier, Mr. Cohen, Mr. Hoffman and Mr. Varvaro, as of December 31, 2015. The Audit Committee met 6 times and acted two times by written consent during the fiscal year ended December 31, 2015. The Audit Committee Charter was last amended in March 2015 and is available on the Company’s website, www.mabvax.com.

The Board of Directors periodically reviews the NASDAQ listing standards’ definition of independence for Audit Committee members and has determined that all members of the Company’s Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A) of the NASDAQ listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended). Although the Company is not currently NASDAQ-listed we believe it is in the Company’s interests to comply with these NASDAQ standards both as a matter of good governance and to facilitate any future re-listing.  The Board of Directors has determined that Mr. Maier qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board of Directors made a qualitative assessment of Mr. Maier’s level of knowledge and experience based on a number of factors, including his formal education and his service in executive capacities having financial oversight responsibilities. These positions include Chief Financial Officer, Senior Vice President, and member of the boards of directors and audit committees of, a number of biotechnology and genomics companies, pursuant to which he has experience preparing, reviewing and supervising the preparation of financial reports. In addition, Mr. Maier holds an M.B.A from Harvard Business School. For further information on Mr. Maier’s experience, please see his biography above.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors reviews, modifies and approves the overall compensation strategy and policies for the Company. The Compensation Committee, among other things: reviews and approves corporate performance goals and objectives relevant to the compensation of the Company’s officers; determines and approves the compensation and other terms of employment of the Company’s Chief Executive Officer; determines and approves the compensation and other terms of employment of the other officers of the Company; and administers the Company’s stock option and purchase plans, pension and profit sharing plans and other similar programs.

The Compensation Committee is composed of four outside directors: Mr. Cohen, Mr. Hoffman, Dr. Ravetch and Mr. Varvaro, as of December 31, 2015.  Each of the members of the Compensation Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Compensation Committee met 5 times and acted once by written consent during the fiscal year ended December 31, 2015. The Compensation Committee Charter was last amended in March 2015 and is available on the Company’s website, www.mabvax.com.

Compensation Committee Interlocks and Insider Participation

Each of Jeffrey V. Ravetch, M.D., Ph.D., Robert E. Hoffman, a Kenneth M. Cohen and Thomas Varvaro served on our compensation committee in 2015. No member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

NOMINATING & GOVERNANCE COMMITTEE

The Nominating & Governance Committee of the Board of Directors is responsible for, among other things: identifying, reviewing and evaluating candidates to serve as directors of the Company; reviewing, evaluating and considering incumbent directors; recommending to the Board of Directors for selection candidates for election to the Board of Directors; making recommendations to the Board of Directors regarding the membership of the committees of the Board of Directors; and assessing the performance of the Board of Directors.

The Nominating & Governance Committee is currently composed of four outside directors: Mr. Cohen, Mr. Hoffman, Mr. Maier and Mr. Varvaro, as of December 31, 2015. All members of the Nominating & Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Nominating & Governance Committee met once during the fiscal year ended December 31, 2015. The Nominating & Governance Committee Charter was last amended in March 2015 and is available on the Company’s website, www.mabvax.com.

The Nominating & Governance Committee has not established any specific minimum qualifications that must be met for recommendation for a position on the Board of Directors. Instead, in considering candidates for director the Nominating & Governance Committee will generally consider all relevant factors, including among others the candidate’s applicable education, expertise and demonstrated excellence in his or her field, the usefulness of the expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company, the candidate’s reputation for personal integrity and ethics and the candidate’s ability to exercise sound business judgment. Other relevant factors, including diversity, experience and skills, will also be considered. Candidates for director are reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders.

The Nominating & Governance Committee considers each director’s executive experience leading biopharmaceutical companies, his familiarity and experience with the various operational, scientific and/or financial aspects of managing companies in our industry, and his involvement in building collaborative biopharmaceutical development and commercialization relationships.

With respect to diversity, the Nominating & Governance Committee seeks a diverse group of individuals who have executive leadership experience in life sciences companies, and a complementary mix of backgrounds and skills necessary to provide meaningful oversight of the Company’s activities. As a clinical stage drug development company focused on discovering and developing small molecule drugs, we seek directors who have experience in the medical, regulatory and pharmaceutical industries in general, and also look for individuals who have experience with the operational issues that we face in our dealings with clinical and pre-clinical drug development, collaborations with third parties and commercialization and manufacturing issues. Some of our directors have strong financial backgrounds and experience in dealing with public companies, to help us in our evaluation of our operations and our financial model. We also face unique challenges as we implement our strategy to develop, manufacture and commercialize our products by entering into relationships with pharmaceutical companies. The Nominating & Governance Committee annually reviews the Board’s composition in light of the Company’s changing requirements. The Nominating & Governance Committee uses the Board of Director’s network of contacts when compiling a list of potential director candidates and may also engage outside consultants. Pursuant to its charter, the Nominating & Governance Committee will consider, but not necessarily recommend to the Board of Directors, potential director candidates recommended by stockholders. All potential director candidates are evaluated based on the factors set forth above, and the Nominating & Governance Committee has established no special procedure for the consideration of director candidates recommended by stockholders.

Director Nominations

There have been no material changes to the procedures by which a stockholder may recommend nominees to the Board of Directors since our last disclosure of these procedures.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Nominating & Governance Committee of the Board of Directors has adopted a process by which stockholders may communicate with the Board of Directors or any of its individual directors. Stockholders who wish to communicate with the Board of Directors may do so by sending a written communication addressed as follows: Board Communication, MabVax Therapeutics Holdings, Inc., 11588 Sorrento Valley Rd., Suite 20, San Diego, CA 92121. All communications must state the number and class(es) of shares owned by the stockholder making the communication.  The Company’s Secretary or other officer will review each communication and forward the communication to the Board of Directors, to any individual director to whom the communication is addressed, and/or to any other officer of the Company considered to be necessary or appropriate.

EXECUTIVE OFFICERS

The following table sets forth information regarding the Company’s executive officers and key personnel.

Executive Officers:

Name	Position
J. David Hansen.	Chairman of the Board of Directors, President and Chief Executive Officer

Gregory P. Hanson, CMA	Chief Financial Officer

Wolfgang W. Scholz, Ph.D.	Vice President of Antibody Discovery

Paul W. Maffuid, Ph.D.	Vice President of Pharmaceutical Development and Operations

The following is a brief summary of the background of each of our executive officers.

J. David Hansen.  Biographical information regarding Mr. Hansen is provided above under Board of Directors.

Gregory P. Hanson, CMA, MBA, 69, has served as Chief Financial Officer since the merger of MabVax Therapeutics, Inc. and the Company in July 2015, and as Chief Financial Officer of MabVax Therapeutics, Inc. since February of 2014. Mr. Hanson has over 30 years serving as CFO/financial executive of both public and private biotech and hi tech companies.  From January 2008 to February 2014 Mr. Hanson was Managing Director of First Cornerstone, a board and management advisory service to companies and executives in the areas of international corporate development, financing strategies, commercialization of technologies and products, and M&A advisory services.  Since November 2009, Mr. Hanson has served as Advisory Board Member of Menon International, Inc. involved in commercialization of biosensor devices and assays, and renewable products.  Since October 2011, Mr. Hanson has served on the Life Sciences Advisory Board of Brinson Patrick Securities, a boutique investment bank.  He also serves as confidential advisor to several other tech and life sciences companies. Mr. Hanson is past-President and 9-year Member of the Board of Directors of San Diego Financial Executives International (FEI), and a member of the Capital Formation Committee at BIOCOM since 2011.

Mr. Hanson served as Senior Vice President of Brinson Patrick Securities from October 2008 to October 2010, where he opened up the San Diego branch and introduced at-the-market financing strategies to public life sciences companies. From January 2006 to September 2008 Mr. Hanson served as Senior Vice President and Chief Financial Officer of Mast Therapeutics (MSTX—NYSE MKT).  From 1998 to 2006 he served as Vice President and CFO, Chief Accounting Officer, Compliance Officer and Corporate Secretary of Avanir Pharmaceuticals, Inc. (acquired by Otsuka Holdings Co., Ltd.), the developer of the cold sore product Abreva™, and Neudexta™, for the treatment of Pseudobulbar Affect, a central nervous system disorder. While at Avanir, Mr. Hanson listed the company on the American Stock Exchange, and later to the NASDAQ. Mr. Hanson has completed approximately $1 billion in financing, licensing and partnering arrangements. Mr. Hanson was a founding and 6-year member of the Small Business Advisory Committee to the Financial Accounting Standards Board, and has spoken at various national conferences, industry organizations and panels on financing strategy and mergers and acquisitions, and twice spoken to the SEC’s Committee on Improvements to Financial Reporting.

Mr. Hanson has passed the examination for Certified Public Accountants and is a Certified Management Accountant.  He has an MBA with distinction from the University of Michigan, and a BS in Mechanical Engineering from Kansas State University.  Since 2008 Mr. Hanson has maintained Series 7 & Series 63 securities licenses.

Wolfgang W. Scholz, Ph.D., 62, serves as Vice President of Antibody Discovery and, prior to the merger, was a co-founder of MabVax and is Vice President of Antibody Discovery since 2008. He has extensive drug discovery experience in multiple therapeutic categories and has collaborated with major pharmaceutical companies on several projects. Dr. Scholz earned his Ph.D. in Microbiology/Immunology from the University of Kiel, Germany in 1985 and completed his postdoctoral training at The Scripps Research Institute, La Jolla. He held positions with increasing responsibilities at Tanabe Research Laboratories from 1990 to 1997 and most recently he was Senior Director at Avanir Pharmaceuticals from 2000 to 2008, where he led research and development efforts for 8 years. He was a co-founder of Xenerex Biosciences, a subsidiary owned by Avanir Pharmaceuticals. Under his leadership, the antibody discovery group developed human monoclonal antibodies to multiple infectious disease targets using in vitro and SCID mouse technologies, and one antibody (AVP-21D9) was successfully out-licensed and recently passed Phase I safety testing. Dr. Scholz's work has been supported by multiple grants from the National Institute for Allergy and Infectious Diseases. Dr. Scholz is the principal investigator on multiple National Cancer Institute grants received by MabVax totaling almost $5 million. Dr. Scholz is an inventor on three pending and three issued antibody patents, three issued small molecule patents, and author on thirty-four peer-reviewed publications. We believe Dr. Scholz's experience in antibody discovery and institutional knowledge of MabVax's vaccine programs qualifies him to serve as Vice President of Antibody Discovery.

Paul W. Maffuid, Ph.D., 60, serves as Vice President of Pharmaceutical Development and Operations. Dr. Maffuid joined MabVax Therapeutics in July of 2014 from AAIPHARMA Services Corporation where he was Executive Vice President, Pharma Operations. His responsibilities included formulation, process development, technology transfer, stability and analytical services for clients developing biologic and small molecule therapeutics. He was a member of the Executive Team that transformed a declining business into one of the world’s leading providers of integrated development services for the biopharmaceutical sector. He joined AAIPHARMA in 2011 after founding and managing Biopharmalogics, Inc. a consulting service providing Chemistry Manufacturing and Controls (CMC) as well as Drug Metabolism-Pharmacokinetics (DMPK) services for the development of pharmaceutical products since 2008. Prior to that Dr. Maffuid was Senior Vice President of Irvine Pharmaceutical Services, Inc. from 2008 to 2009. From 2001 to 2008 he was Vice President of Pharmaceutical Development for Arena Pharmaceuticals. At Arena Dr. Maffuid was a member of the Executive Management team responsible for all CMC and DMPK in support of discovery, development, and commercial operations. He led the design and construction of a 40,000 sq-ft cGMP compliant pilot manufacturing facility. Dr. Maffuid had management roles at Magellan Laboratories, Cabrillo Laboratories, and Amylin Pharmaceuticals.

Code of Conduct

The Company has adopted the MabVax Therapeutic Holdings, Inc. Code of Conduct, a code of ethics with which every person who works for us is expected to comply, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to us during 2015, SEC filings and certain written representations that no other reports were required during the fiscal year ended December 31, 2015, our officers, directors and greater than ten percent stockholders complied with all applicable Section 16(a) filing requirement.

EXECUTIVE COMPENSATION

2015 Summary Compensation Table

The following table sets forth, for the fiscal years 2015 and 2014, compensation awarded or paid to, or earned by, our Chief Executive Officers, our Chief Financial Officer and our other two executive officers at December 31, 2015 (the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year	Salary ($)		Bonus ($)	Restricted Stock Unit Awards ($)(5)	Option Awards ($)(6)	All Other Compensation ($)	Total ($)(1)
J. David Hansen	2015	375,601		149,625	2,077,475	1,493,194	87,770	4,183,665
President, Chief Executive Officer and Chairman(2)	2014	315,660		32,318	-0-	-0-	25,142	373,120
Michael M. Wick, M.D., Ph.D.	2015	-0-		-0-	-0-	-0-	-0-	-0-
Former President, Chief Executive Officer and Chairman(2)(3)	2014	391,630	(3)	-0-	-0-	-0-	-0-	391,630
Gregory P. Hanson	2015	271,819		77,175	1,075,480	773,006	19,742	2,217,222
Chief Financial Officer(2)	2014	180,269		10,000	-0-	56,331	2,664	249,264
Wolfgang W. Scholz, Ph.D.	2015	225,443		43,125	700,925	503,793	13,950	1,487,236
Vice President, Antibody Discovery	2014	213,803		18,891	-0-	-0-	14,609	247,303
Paul W. Maffuid	2015	268,154		53,438	768,200	552,147	33,476	1,675,415
Vice President, Pharmaceutical Development and Operations(4)	2014	94,327		-0-	-0-	90,676	9,930	194,933

(1)	This table includes compensation from the Company, and from MabVax Therapeutics, Inc., its predecessor, prior to the July 2014 merger.

(2)	Mr. Wick resigned his executive positions on July 7, 2014 in connection with the Merger. Mr. Hansen and Mr. Hanson were appointed to their positions in connection with the Merger on the same date.

(3)	Dr. Wick was not compensated for his role as a director in 2014. The amount shown reflects salary earned as an employee only.

(4)	Dr. Maffuid was appointed to his position in July 2014.

(5)	The amounts in this column represent the aggregate full grant date fair value of restricted stock units (RSUs) granted. Such RSU awards were granted during 2015 with vesting dates after 2015.

(6)
The amounts in this column represent the aggregate full grant date fair values of stock options granted, computed in accordance with Accounting Standards Codification 718, or ASC 718, “Compensation—Stock Compensation” using the Black-Scholes option valuation model.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table summarizes the number of outstanding equity awards held by each of our Named Executive Officers at December 31, 2015. Each option grant is shown separately for each Named Executive Officer. The vesting schedule for each option grant is shown following this table.

Name and Principal Position	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Un-exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price per Share ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
J. David Hansen	2/1/2010	12,506	-0-	-0-	0.72	2/1/2020	-0-	-0-
President, Chief Executive Officer and Chairman(1)	2/28/2013	17,717	7,295	-0-	1.44	2/28/2023	-0-	-0-
	4/2/2015	-0-	903,250	-0-	2.30	4/2/2025	903,250	2,077,475
Gregory P. Hanson	3/13/2014	8,511	10,943	-0-	8.10	3/13/2024	-0-	-0-
Chief Financial Officer(1)	4/2/2015	-0-	467,600	-0-	2.30	4/2/2025	467,600	1,075,480
Wolfgang W. Scholz, Ph.D.	2/1/2010	6,948	-0-	-0-	0.72	2/1/2020	-0-	-0-
Vice President, Antibody Discovery	2/28/2013	11,811	4,863	-0-	1.44	2/28/2023	-0-	-0-
	4/2/2015	-0-	304,750	-0-	2.30	4/2/2025	304,750	700,925
Paul W. Maffuid	9/8/2014	4,342	9,553	-0-	8.48	9/8/2024	-0-	-0-
Vice President, Pharmaceutical Development and Operations	4/2/2015	-0-	334,000	-0-	2.30	4/2/2025	334,000	768,200

(1)	Mr. Wick resigned his positions on July 7, 2014 in connection with the Merger. Mr. Hansen and Mr. Hanson were appointed to their positions in connection with the Merger on the same date.

Retirement Plans

The Company does not maintain any defined benefit or defined contribution pension or retirement plans, other than a 401(k) Plan that is offered through our payroll provider. The Company made no matching contributions to the 401(k) Plan in 2014.

Employment Severance and Change of Control Arrangements

We entered into an employment agreement with Michael M. Wick, M.D., Ph.D. in August 1999 upon his promotion to the position of Chief Executive Officer. In December 1999, Dr. Wick was elected Chairman of the Board of Directors effective January 2000. On December 17, 2008, we entered into an amended and restated employment agreement, or the Employment Agreement, with Dr. Wick to clarify the manner in which such employment agreement complies with the final regulations under Section 409A of the U.S. Internal Revenue Code. The Employment Agreement superseded and replaced the employment agreement entered into in August 1999. According to the Employment Agreement, either the Company or Dr. Wick may terminate his employment at any time for any reason. Per the agreement if Dr. Wick were to be terminated without cause, he would have been entitled to receive as severance continued payment of his base salary and health care benefits for twelve months. We will also accelerate the vesting of his then unvested stock options as to the number of shares that would have vested in the ordinary course in the first twelve months following his termination date, with such vesting effective as of his termination date. Dr. Wick’s benefits pursuant to the Employment Agreement were subject to his signing of a general waiver or release of the Company. See the section “Effect of the Merger on Executive Compensation Arrangements” regarding Dr. Wick’s release and severance obligations following the merger.

In February 2003, we adopted the Telik, Inc. Change of Control Severance Benefit Plan, or the Severance Plan. On December 17, 2008, the Compensation Committee of the Board of Directors adopted an amendment to the Severance Plan to clarify the manner in which such plan complies with the final regulations under Section 409A. The Severance Plan provided eligible participants with severance benefits in the event that a participant’s employment with the Company were to be terminated, voluntarily or involuntarily, without cause within one year after a change of control, provided that the eligible participant signs a general waiver or release prior to receipt of the benefits. Such benefits included cash severance, payment of premiums under employee benefits plans, COBRA continuation coverage, accelerated vesting of unvested stock options and additional payments if the amounts which a participant would receive in connection with a change in control of the Company would constitute a “parachute payment” or be subject to excise tax.

The Severance Plan provided that, to the extent designated by the Compensation Committee or the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents, Vice Presidents and others would be eligible to participate in the Severance Plan. On February 21, 2003, the Board of Directors designated Dr. Wick as eligible to participate in the Severance Plan. Under the Severance Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (1) full accelerated vesting of any unvested stock options then held, (2) a lump sum cash payment equal to two times the greater of: (i) the sum of his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect on the date of termination; or (ii) the sum of his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect immediately prior to the Change of Control; and (3) continuation of health benefits for up to 24 months and COBRA continuation coverage. Dr. Wick would also have been entitled to additional payments if the amounts he would receive in connection with a change in control of MabVax Therapeutics Holdings, Inc. would constitute a “parachute payment” or be subject to excise tax. Dr. Wick’s benefits under the Severance Plan, when applicable, would have superseded the severance benefits under his employment contract.

Effect of the Merger on Our Executive and Director Compensation Arrangements

In connection with the Merger, we obtained release agreements from each of Michael M. Wick, M.D., Ph.D., Gail L. Brown, M.D., William P. Kaplan, Esq., Steven R. Schow, Ph.D., and Wendy K. Wee to release any potential claims against MabVax Therapeutics with respect the termination of their employment with or service to the Company, including all claims under the Severance Plan, and provided that each would resign from their respective officer positions upon the consummation of the merger in exchange for cash payments as provided below:

Participants	Severance and Release Payment Amount
Michael M. Wick, M.D., Ph.D.	$172,000
Gail L. Brown, M.D.	$136,000
William P. Kaplan, Esq.	$118,000
Steven R. Schow, Ph.D.	$120,000
Wendy K. Wee	$118,000

On July 8, 2014, in connection with the merger, the Company assumed all of the duties, obligations and liabilities of MabVax under (i) the employment agreements with J. David Hansen, dated July 1, 2014, or the Hansen Employment Agreement, (ii) the employment agreement with Gregory P. Hanson dated July 1, 2014, or the Hanson Employment Agreement, and (iii) the employment agreement with Wolfgang W. Scholz, Ph.D., dated July 1, 2014, or the Scholz Employment Agreement.

Hansen Employment Agreement

The Hansen Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Mr. Hansen or the Company at least 60 days prior to the end of the term. Under the terms of his agreement, Mr. Hansen received a base salary of $315,660 which may be increased at the discretion of the Board of Directors or the Compensation Committee.  Mr. Hansen’s base salary may be increased at the discretion of the Board of Directors or the Compensation Committee. Mr. Hansen is also entitled to an annual cash bonus, based on certain performance-based objectives established by the Compensation Committee of the Board.

The Hansen Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Hansen Employment Agreement) by the Company, with Good Reason (as defined in the Hansen Employment Agreement), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Mr. Hansen or at either party’s election not to renew the employment agreement. In the event the Hansen Employment Agreement is terminated as a result of Mr. Hansen’s death, Mr. Hansen’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to one year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Hansen Employment Agreement is terminated by the Company for Disability or without Cause, by Mr. Hansen for Good Reason, non-renewal by the Company or in connection with a Change in Control, Mr. Hansen would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Mr. Hansen obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Mr. Hansen’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by the Company for Cause, without Good Reason by Mr. Hansen, or the parties elect not to renew the agreement, Mr. Hansen will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Hansen Employment Agreement.

Hanson Employment Agreement

The Hanson Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Mr. Hanson or us at least 60 days prior to the end of the term. Under the terms of his agreement, Mr. Hanson was entitled to receive an annual base salary of $215,000, which may be increased at the discretion of the Board of Directors or the Compensation Committee. Mr. Hanson is also entitled to an annual cash bonus, based on certain performance-based objectives established by the Company. In addition, MabVax Therapeutics previously granted Mr. Hanson options which are currently exercisable to purchase up to 19,454 shares of the Company common stock at an exercise price of $8.096 under the terms of the Company 2014 Employee, Director and Consultant Equity Incentive Plan as assumed by the Company pursuant to the Merger Agreement.

The Hanson Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Hanson Employment Agreement) by the Company, with Good Reason (as defined in the Hanson Employment Agreement), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Mr. Hanson or at either party’s election not to renew the employment agreement. In the event the Hanson Employment Agreement is terminated as a result of Mr. Hanson’s death, Mr. Hanson’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to 1 year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Hanson Employment Agreement is terminated by the Company for Disability or without Cause, by Mr. Hanson for Good Reason, non-renewal by the Company or in connection with a Change in Control, Mr. Hanson would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Mr. Hanson obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Mr. Hanson’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by the Company for Cause, without Good Reason by Mr. Hanson, or the parties elect not to renew the agreement, Mr. Hanson will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Hanson Employment Agreement.

Scholz Employment Agreement

The Scholz Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Dr. Scholz or the Company at least 60 days prior to the end of the term. Under the terms of his agreement, Dr. Scholz was entitled to receive an annual base annual salary of $213,803, which may be increased at the discretion of the Board of Directors or the Compensation Committee. Dr. Scholz is also entitled to an annual cash bonus, based on certain performance-based objectives established by the Company.

The Scholz Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Scholz Employment Agreement) by the Company, with Good Reason (as defined in the Scholz Employment Agreement), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Mr. Scholz or at either party’s election not to renew the employment agreement. In the event the Scholz Employment Agreement is terminated as a result of Dr. Scholz’s death, Dr. Scholz’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to 1 year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Scholz Employment Agreement is terminated by the Company for Disability or without Cause, by Dr. Scholz for Good Reason, non-renewal by the Company or in connection with a Change in Control, Dr. Scholz would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Dr. Scholz obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Dr. Scholz’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by the Company, without Good Reason by Dr. Scholz, or the parties elect not to renew the agreement, Dr. Scholz will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Scholz Employment Agreement.

Maffuid Employment Agreement

On July 21, 2014, we entered into an Employment Agreement with Paul Maffuid, Ph.D., or the Maffuid Employment Agreement. The Maffuid Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Dr. Maffuid or the Company at least 60 days prior to the end of the term. Under the terms of his agreement, Dr. Maffuid was entitled to receive a base salary of $225,000 which may be increased at the discretion of the Board of Directors or the Compensation Committee. Dr. Maffuid is also entitled to an annual bonus, based on certain performance-based objectives established by the Company’s Chief Executive Officer. In addition, the Company previously granted Dr. Maffuid options to purchase up to 13,895 shares of the Company’s common stock at an exercise price of $8.48 per share under the terms of the Amended and Restated 2014 Employee, Director and Consultant Equity Incentive Plan which was assumed by the Company pursuant to the Merger Agreement.

The Maffuid Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Maffuid Employment Agreement) by the Company, with Good Reason (as defined in the Maffuid Employment Agreement), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Dr. Maffuid or at either party’s election not to renew the employment agreement. In the event the Maffuid Employment Agreement is terminated as a result of Dr. Maffuid’s death, Dr. Maffuid’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to 1 year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Maffuid Employment Agreement is terminated by the Company for Disability or without Cause, by Dr. Maffuid for Good Reason, non-renewal by the Company or in connection with a Change in Control, Dr. Maffuid would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Dr. Maffuid obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Dr. Maffuid’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by the Company for Cause, without Good Reason by Dr. Maffuid, or the parties elect not to renew the agreement, Dr. Maffuid will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Maffuid Employment Agreement.

2015 Management Bonus Plan

On April 2, 2015, our Compensation Committee approved the 2015 Management Bonus Plan outlining maximum target bonuses of the base salaries of certain of our executive officers.  Under the terms of the 2015 Management Bonus Plan, the Company’s Chief Executive Officer shall receive a maximum target bonus of up to 50% of his annual base salary, the Chief Financial Officer shall receive a maximum target bonus of up to 35% of his annual base salary and the Company’s Vice President shall receive a maximum target bonus of up to 25% of his annual base salary.

DIRECTOR COMPENSATION

Employee directors do not receive any separate compensation for their board of director activities. During the year ended December 31, 2015, non-named-executive-officer directors received the compensation described below for their services as director.

2015 Director Compensation Table

Name of Director	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Stock Awards ($) (3)	Total ($)
Philip O. Livingston, M.D. (2)	--	--	--	--
Robert E. Hoffman	$20,500	$92,573	$78,775	$191,848
Jeffrey Ravetch, M.D.	$12,000	$92,573	$78,775	$183,348
Paul V. Maier	$24,000	$92,573	$78,775	$195,348
Kenneth M. Cohen	$22,000	$92,573	$78,775	$193,348
Tom Varvaro	$6,000	$92,573	$78,775	$177,348

(1)
The amounts in this column represent the aggregate full grant date fair values of stock options granted to each of the non-employee directors computed in accordance with Accounting Standards Codification 718, or ASC 718, “Compensation—Stock Compensation,” excluding the effect of estimated forfeitures. The amounts reported for these options may not represent the actual economic values that the Company’s non-employee directors will realize from these options, as the actual value realized will depend on the Company’s performance, stock price and their continued services.

(2)	Dr. Livingston does not receive any compensation as a director. Dr. Livingston’s employee compensation in 2015 consisted of $60,000 in cash compensation.
(3)	The amounts in this column include restricted stock granted to directors during 2015 with vesting dates after 2015.

The following table shows for each non-NEO director (a) the grant date of each option granted to the non-employee director in the 2015 fiscal year, (b) the exercise price, (c) the grant date fair value of that option as calculated in accordance with ASC 718 and (d) the aggregate number of shares subject to all outstanding options held by that individual as of December 31, 2015:

Name of Director	Option Grant Date	Exercise Price Per Share ($)	Full Grant Date Fair Value ($)	Total Shares Subject to Outstanding Options at 12/31/15
Philip O. Livingston, M.D.	--	--	--	--
Robert E. Hoffman	4/2/2015	$1.65	$56,620	11,116
	8/26/2015	$1.03	$35,953
Jeffrey Ravetch, M.D.	4/2/2015	$1.65	$56,620	11,116
	8/26/2015	$1.03	$35,953
Paul V. Maier	4/2/2015	$1.65	$56,620	11,116
	8/26/2015	$1.03	$35,953
Kenneth M. Cohen	4/2/2015	$1.65	$56,620	11,116
	8/26/2015	$1.03	$35,953
Thomas Varvaro	4/2/2015	$1.65	$56,620	11,116
	8/26/2015	$1.03	$35,953

Amended and Restated Director Compensation Policy

In 2015, under our Non-Employee Director Compensation Policy, or the Policy, members of the Board of Directors who are not employees of, or compensated consultants to the Company or any of its affiliates, (an “Outside Director”) was entitled to receive certain stock option grants.

Under the Policy, each newly appointed or elected Outside Director was granted a non-qualified stock option to purchase up to 11,116 shares of our common stock on the date of his or her initial appointment or election to our Board of Directors. These initial option grants were fully vested on the date of the grant, and had an exercise price equal to the greater of $4.48 per share, or the fair market value of shares of our common stock as determined in the Stock Plan on the date of grant.

Under the Policy in 2015, our Outside Directors were entitled to receive annual cash payments of $12,000 payable on a monthly pro-rata basis and cash payments of $1,250 per meeting attended in person and $750 per meeting attended telephonically. On April 3, 2015, the Board ratified the Compensation Committee’s amendment to the Policy and implementation of the below compensation for all Outside Directors:

•
Each Non-employee Board member shall receive a cash retainer of $24,000 per year. Chairmen of each committee shall receive an additional cash retainer as follows: (i) $12,000 for the Chairman of the Audit Committee; (ii) $8,000 for the Chairman of the Compensation Committee; and (iii) $5,000 for the Chairman of the Nominating Committee. All such retainers will be paid on a quarterly basis;

•
Each current Board member received a one-time grant, and each new member going forward shall receive an initial one time grant of: 68,500 shares of common stock, half of which shall be comprised of restricted stock units and half of which shall be comprised of stock option with three year annual vesting; and

•	Each Non-employee Board member will also receive an automatic annual grant of 35,000 stock options, with one year vesting.

On April 3, 2015, the Board approved the following Non-Employee Director Policy with respect to incumbent non-employee members of the Board in the event that they are replaced before their term expires:

•	A one-time issuance of 20,000 restricted shares of common stock;

•	The vesting of all options and restricted stock grants held on such date; and

•	The payment of all earned but unpaid cash compensation for their services on the Board and its committees, as of such date.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us concerning the beneficial ownership of MabVax Therapeutics Holdings’ common stock as of January 25, 2016 for:

•	each person known by us to beneficially own more than 5% of the Company’s common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In general, a person is deemed to be the beneficial owner of (i) any shares of the Company’s common stock over which such person has sole or shared voting power or investment power, plus (ii) any shares which such person has the right to acquire beneficial ownership of within 60 days of the above date, whether through the exercise of options, warrants or otherwise. Applicable percentages are based on 29,036,272 shares of common stock outstanding on the date above, adjusted as required by rules promulgated by the SEC.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock
5% Stockholders
RTP Venture Fund (1)	1,449,383	4.99%

Directors and Executive Officers
Philip O. Livingston, M.D. (1)	1,449,383	4.99%
Jeffrey Ravetch, M.D., Ph.D. (2)	142,616	*
J. David Hansen (3)	97,963	*
Wolfgang W. Scholz, Ph.D. (4)	69,478	*
Robert E. Hoffman (5)	21,116	*
Kenneth M. Cohen (6)	21,116	*
Paul V. Maier (7)	16,116	*
Gregory P. Hanson (8)	12,322	*
Paul W. Maffuid, Ph.D. (9)	9,921	*
Thomas C. Varvaro	—	*

All executive officers and directors as a group (10 persons)	1,840,031	6.31%

* **	Less than 1%. Based solely on the holder’s filing with the Securities and Exchange Commission on Schedule 13G.
(1)
Consists of (i) 1,307,396 shares held by RTP Venture Fund, (ii) 110,147 shares held by Philip O. Livingston, (iii) 12,734 shares held by the Joan L. Tweedy 2011 Revocable Trust, or the Tweedy Trust, and (iv) 19,106 shares subject to options exercisable within 60 days of January 25, 2016 held by Philip O. Livingston. Voting and dispositive decisions of RTP Venture Fund, LLC are made by Philip Livingston, and Philip O. Livingston is a trustee of the Tweedy Trust. The address for RTP Venture Fund, LLC is 156 E. 79th Street, Apt. 6C, New York, NY 10075.

(2)	Includes 11,116 shares subject to options exercisable within 60 days of January 25, 2016.

(3)	Includes 31,265 shares subject to options exercisable within 60 days of January 25, 2016.

(4)	Includes 19,454 shares subject to options exercisable within 60 days of January 25, 2016.

(5)	Includes 11,116 shares subject to options exercisable within 60 days of January 25, 2016.

(6)	Includes 11,116 shares subject to options exercisable within 60 days of January 25, 2016.

(7) (8) (9)
Includes 11,116 shares subject to options exercisable within 60 days of January 25, 2016.

Includes 9,322 shares subject to options exercisable within 60 days of January 25, 2016.

Includes 4,921 shares subject to options exercisable within 60 days of January 25, 2016.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We entered into Separation and Release Agreements and are and were parties to the employment agreements with each of our officers as set forth in the section entitled “Executive and Director Compensation” above. Pursuant to our Audit Committee Charter, the Audit Committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us have or will have a direct or indirect material interest.

Ravetch Grant

On April 3, 2015, the Board approved the issuance of an additional restricted stock award of 131,500 shares to Jeffrey Ravetch.  This award is for future services covering at least one year period. The award was granted in addition to the prior award to Dr. Ravetch on April 2, 2015 of: (i) 34,250 restricted shares and (ii) options to purchase 34,250 shares of common stock with an exercise price of $2.30 per share, for a total grant of 200,000 restricted shares and options.

Livingston Grant

 On March 23, 2015, the Board of Directors approved a restricted stock award by the Company of 1,000,000 shares of common stock, to be negotiated with Phil Livingston, Ph.D. for his continuing service to the Company.  On April 4, 2015, the Company awarded and issued the shares to Dr. Livingston by virtue of a common stock purchase agreement, in exchange for Dr. Livingston’s ongoing services as a member of the Company’s Board of Directors.  On May 13, 2015, the Compensation Committee of the Board clarified that the award is being granted in consideration for at least one year of Dr. Livingston’s services.

Director Independence

After review of all relevant transactions or relationships between each director and nominee for director, or any of his or her family members, and the Company, its senior management and its Independent Registered Public Accounting Firm, the Board of Directors has determined that all of the Company’s directors are independent within the meaning of the applicable SEC rules and the NASDAQ listing standards, except Mr. Hansen, the Chairman of the Board of Directors and Chief Executive Officer and President of the Company, and Dr. Livingston, Chief Science Officer of the Company.  Although the Company is not currently NASDAQ-listed we believe it is in the Company’s interests to comply with these standards both as a matter of good governance and to facilitate any future re-listing.

DESCRIPTION OF SECURITIES

 The following description of our capital stock summarizes the material terms and provisions of our common stock and preferred stock.

Authorized Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value, and 15 million shares of preferred stock, $0.01 par value. As of January 25, 2016, there were 29,036,272 shares of common stock outstanding, 185,039 shares of Series D Preferred Stock outstanding, and 33,333 shares of Series E Preferred Stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock and preferred stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably together with the holders of our Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock, in one or more series. Our board shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

0% Series D Convertible Preferred Stock

Pursuant to the Series D Certificate of Designations, we designated 1,000,000 shares of our blank check preferred stock as Series D preferred stock. Each share of Series D preferred stock has a stated value of $0.01 per share. In the event of a liquidation, dissolution or winding up of our company, each share of Series D preferred stock will be entitled to a per share preferential payment equal to the stated value. Each share of Series D preferred stock is convertible into 100 shares of common stock. The conversion ratio is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. We are prohibited from effecting the conversion of the Series D preferred stock to the extent that, as a result of such conversion, the holder beneficially owns more than 4.99% (provided that certain investors elected to block their beneficial ownership initially at 2.49), in the aggregate, of the issued and outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series D preferred stock. Each share of Series D preferred stock entitles the holder to vote on all matters voted on by holders of common stock. With respect to any such vote, each share of Series D preferred stock entitles the holder to cast such number of votes equal to the number of shares of common stock such shares of Series D preferred stock are convertible into at such time, but not in excess of the beneficial ownership limitation.

On March 25, 2015, we entered into the Exchange Agreements with certain holders of our then outstanding Series A-1 Preferred Stock and A-1 Warrants and holders of our Series B Preferred Stock and Series B Warrants, all previously issued by us. Pursuant to the Exchange Agreements, the holders exchanged such securities and relinquished any and all other rights they may in connection therewith, their respective governing agreements and certificates of designation, including any related registration rights, in exchange for the Exchanged Securities.

As of January 25, 2016, 185,039 shares of our Series D Preferred Stock are outstanding and convertible into 18,503,900 shares of our common stock.

0% Series E Convertible Preferred Stock

On March 30, 2015, we filed a Certificate of Designations, Preferences and Rights of the 0% Series E Convertible Preferred Stock with the Delaware Secretary of State, designating one hundred thousand shares of preferred stock as 0% Series E Convertible Preferred Stock.

The Series E Preferred Shares are convertible into shares of common stock based on a conversion calculation equal to the stated value of the of such Series E Preferred Share, plus all accrued and unpaid dividends, if any, on such Series E Preferred Share, as of such date of determination, divided by the conversion price. The stated value of each Series E Preferred Share is $75 and the initial conversion price is $0.75 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. In addition, during the period proscribed by the Certificate of Designations, subject to certain exceptions, in the event the Company issues or sells, or is deemed to issue or sell, shares of common stock at a per share price that is less than the conversion price then in effect, the conversion price shall be reduced to such lower price. We are prohibited from effecting a conversion of the Series E Preferred Shares to the extent that, as a result of such conversion, the holder would beneficially own more than 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion of the Series E Preferred Shares, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%. Each holder is entitled to vote on all matters submitted to stockholders of the Company, and shall have the number of votes equal to the number of shares of common stock issuable upon conversion of such holder’s Series E Preferred Shares, but not in excess of the beneficial ownership limitations. The Series E Preferred Shares bear no interest.

As of April 10, 2015, we entered into separate subscription agreements with accredited investors relating to the issuance and sale of an additional $6,718,751 of units at a purchase price of $0.75 per unit, with each unit consisting of one share of  common stock (or, at the election of any investor who, as a result of receiving common stock would hold in excess of 4.99% of our issued and outstanding common stock, shares of our newly designated Series E Preferred Shares) and a thirty month warrant to purchase one half of one share of common stock at an initial exercise price of $1.50 per share. In connection with the above described offering we issued $2,500,000 of units consisting of Preferred Shares.

We has also granted each investor, prior to the expiration of 24 months following the final closing date of the offering, a right of participation in our financings. In the event we conduct certain private or public offerings of our securities, each investor has agreed, if requested by the underwriter or placement agent so engaged by us in connection with such offering, to refrain from selling any of our securities for a period of up to 60 days.

We have undertaken, pursuant to the registration rights agreement between the Company and each of the investors to file a registration statement to register 25% of the total number of shares of common stock issued in the offering and 25% of the shares of common stock underlying she Series E Preferred Shares, within sixty days following the final closing date of the April Private Placement, to have such registration statement declared effective by the Securities and Exchange Commission within one hundred and twenty days from such filing date and to maintain the effectiveness of the registration statement until all of the common stock and Series E Conversion Shares, have been sold or are otherwise able to be sold pursuant to Rule 144. In the event the Company fails to file within the sixty day period or have such registration statement declared effective within the one hundred and twenty day period, we are obligated to pay interest charges of 1% per month to the Series E Investors for each month during which such filing is not made and/or effectiveness obtained, such interest charges being subject to certain exceptions. On June 9, 2015, the Company received the requisite approval of the investors to amend the filing deadline to June 9, 2015 and on August 4, 2015, received further approval to extend the filing deadline to October 9, 2015 and for the waiver of any payments for liquidated damages in connection with the extension of the filing deadline.  Furthermore, on October 12, 2015, the Company received the required approval to suspend the Company’s registration obligations under the Registration Rights Agreements and the Subscription Agreements during any period when the “Standstill” provision set forth in 5(u) of the Subscription Agreements is in effect.

On April 14, 2015, as a condition to participation by OPKO and FGIT in the offering, we entered into an Escrow Deposit Agreement with Signature Bank N.A. and OPKO, as amended on June 22, 2015, pursuant to which the subscriptions of OPKO and FGIT, totaling, $3.5 million, were to be deposited into and held at Signature Bank as escrowed funds.  The escrowed funds were released to the Company on June 30, 2015 as part of a letter agreement giving OPKO the right, but not the obligation, until June 30, 2016, to nominate and appoint up to two additional members of the Company’s Board of Directors, or to approve the person(s) nominated by the Company.  The nominees will be subject to satisfaction of standard corporate governance practices and any applicable national securities exchange requirements.

As of January 25, 2016, 33,333 shares of our Series E Preferred Stock are outstanding and convertible into 3,333,300 shares of our common stock.

Stock Options and Restricted Stock Units under Equity Plans

As of January 25, 2016, there were approximately 8,516,682 shares of common stock reserved for issuance under our stock option and equity plans residing in MabVax Therapeutics, Inc. prior to the merger, and after giving effect to the merger and Reverse Split. Of this number, approximately 5,559,593 shares are reserved for issuance upon exercise of outstanding options and restricted stock units that were previously granted under our equity plans, and 2,970,012 shares may be granted in the future under our equity plans.

Warrants

As of January 25, 2016, we had 8,876,336 warrants outstanding, all of which are exercisable, with a weighted average exercise price of $1.33 per share.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents.

Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Charter Documents. Our certificate of incorporation requires that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation:

•	substantially limits the use of cumulative voting in the election of directors;

•	provides for a board of directors, classified into three classes of directors;

•	provides that the authorized number of directors may be changed only by resolution of our board of directors;

•	our board of directors may appoint new directors to fill vacancies or newly created directorships; and

•	authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

Our bylaws provide that candidates for director may be nominated only by our board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders, provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice should be delivered not earlier than 120 days prior to the annual meeting nor later than the later of 90 days prior to such annual meeting or 10 days after the first public announcement of the date of such annual meeting. Our bylaws also limit who may call a special meeting of stockholders.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Listing

Our common stock is traded on the OTCQB marketplace under the symbol “MBVX.” On January 27, 2016, the last reported bid price for our common stock on OTCQB marketplace was $0.62 per share. As of January 27, 2016, we had approximately 159 stockholders of record. Commencing on October 10, 2014, our shares began trading under the new symbol “MBVX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 884-4225.

SELLING SHAREHOLDERS

We are registering an aggregate of 3,904,830 Resale Shares for resale by the Selling Shareholders listed in the table below. All expenses incurred with respect to the registration of the Common Stock will be paid by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by the Selling Shareholders in connection with the sale of such shares.

The Selling Shareholders may also resell all or a portion of their securities in reliance upon Rule 144 under the Securities Act provided that they meet the criteria and conform to the requirements of that rule or by any other available means.

The Selling Shareholders named below may from time to time offer and sell pursuant to this prospectus up to 3,904,830 Resale Shares. The shares of our Common Stock included in the Resale Shares were issued to the Selling Shareholders in the transaction described in the footnotes to the following table.

The following table sets forth:

•	the name of the Selling Shareholders;

•	the number and percent of shares of our Common Stock that the Selling Shareholders beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our Common Stock that may be offered for resale for the account of the Selling Shareholders under this prospectus; and

•
the number and percent of shares of our Common Stock to be beneficially owned by the Selling Shareholders after the offering of the Resale Shares (assuming all of the offered Resale Shares are sold by the Selling Shareholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Shareholder may offer under this prospectus. We do not know how long the Selling Shareholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the Selling Shareholders regarding the sale of any of the Resale Shares.

This table is prepared solely based on information supplied to us by the Selling Shareholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC. The applicable percentages of beneficial ownership are based on an aggregate of 29,036,272 shares of our common stock issued and outstanding on January 25, 2016.

Except as noted in the footnotes to the table below, to our knowledge, none of the Selling Shareholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. None of the Selling Shareholders is a broker-dealer or affiliate of a broker-dealer. See “Plan of Distribution” for additional information about the Selling Shareholders and the manner in which the Selling Shareholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shares voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Our registration of these securities does not necessarily mean that the Selling Shareholders will sell any or all of the securities covered by this prospectus.

Name of Shareholder	Shares Beneficially OwnedPrior to Offering Number	Number of Shares Offered(1)	Number of Shares Beneficially Owned After Offering	Percent Beneficially Owned After Offering (2)

Frost Gamma Investments Trust(3)	1,418,555(4)	333,333	1,479,830(75)	4.99%
TATS of WA, Inc. Defined Benefit Pension Plan(5)	105,000(6)	17,500	87,500(6)	*
Brett Nesland	150,000(7)	25,000	125,000(7)	*
Pinnacle Family Office Investments L.P.(8)	1,333,333(9)	333,333	1,482,368(76)	4.99%
Sandor Capital Master Fund(10)	1,177,500(11)	196,250	981,250(11)	3.31%
JSL Kids Partners(12)	199,999(13)	33,333	166,666(13)	*
Ernest W. Kuehne, Jr.	412,500(14)	68,750	343,750(14)	1.17%
Shawn Milemore Titcomb and Jennifer Elizabeth Bove-Titcomb Living Trust(15)	300,000(16)	50,000	250,000(16)	*
David Moss	105,000(17)	17,500	87,500(17)	*
Sheldon T. Fleck	412,500(18)	68,750	343,750(18)	1.17%
Andy Sassine	1,333,333(19)	333,333	1,482,368(77)	4.99%
Mark Ravich	105,000(20)	17,500	87,500(20)	*
Robert S. Colman UDT 3/13/85(21)	800,001(22)	133,333	666,668(22)	2.26%
Larry Hopfenspirger Revocable Living Trust(23)	412,500(24)	68,750	343,750(24)	1.17%
Roger H. Stetson	100,001(25)	16,667	83,334(25)	*
Merge Capital, LLC(26)	499,999(27)	83,333	416,666(27)	1.42%
Edward Karr	600,000(28)	100,000	500,000(28)	1.70%
Airy Properties(29)	50,001(30)	8,334	41,667(30)	*
11 East Airy Street Partnership(31)	100,001(32)	16,667	83,334(32)	*
Corey Patrick O’Rourke	100,001(33)	16,667	83,334(33)	*

Ryan M. Fee	199,999(34)	33,333	166,666(34)	*
Evan Panesis	199,999(35)	33,333	166,666(35)	*
American European Insurance Co.(36)	300,000(37)	50,000	250,000(37)	*
Nachum Stein	300,000(38)	50,000	250,000(38)	*
MSB FBO Elmer R. Salovich TTEE(39)	105,000(40)	17,500	87,500(40)	*
Brio Capital Master Fund Ltd.(41)	600,000(42)	100,000	500,000(42)	1.70%
Ryan O’Rourke	150,000(43)	25,000	125,000(43)	*
Douglas K. Polk	199,999(44)	33,333	166,666(44)	*
IVC Investors, LLP(45)	400,500(46)	66,750	333,750(46)	1.14%
Point Capital, Inc.(47)	199,999(48)	33,333	166,666(48)	*
Ivonna M. Letschert	300,000(49)	50,000	250,000(49)	*
Nico P. Pronk	300,000(50)	50,000	250,000(50)	*
Richard K. Strauss	201,000(51)	33,500	167,500(51)	*
Horberg Enterprises Limited Partnership(52)	133,333(53)	33,333	100,000(53)	*
Alpha Capital Anstalt(54)	1,421,147(55)	250,000	1,478,045(78)	4.99%
Fred Weiss and Nancy Weiss(56)	105,000(57)	17,500	87,500(57)	*
Paradox Capital Partners LLC(58)	199,999(59)	33,333	166,666(59)	*
Terrence Troy	150,000(60)	25,000	125,000(60)	*
Bebe LLC(61)	79,999(62)	13,333	66,666(62)	*
Sargeant Capital Ventures, LLC(63)	199,999(64)	33,333	166,666(64)	*
Robert B. Prag	105,000(65)	17,500	87,500(65)	*
Lonnie and Dara Ogulnick(66)	120,000(67)	20,000	100,000(67)	*
Stone’s Throw Capital, Inc.(68)	225,000(69)	37,500	187,500(69)	*
Neville McClure	100,001(70)	16,667	83,334(70)	*
Stuart Smith	157,500(71)	26,250	131,250(71)	*
Edward Easton	200,000(72)	33,333	166,667(72)	*
OPKO Health, Inc.(73)	3,674,242(74)	833,333(73)	2,840,909(74)	9.72%
*Less than 1%

(1)	Represents 25% of shares purchased in the April Private Placement.

(2)
Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our Common Stock beneficially owned by the selling stockholders are acquired or are sold prior to completion of this offering by the selling stockholders.

(3)
The securities are held by Frost Gamma Investments Trust, of which Phillip Frost M.D., is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(4)
Does not include warrants to purchase 629,778 shares of the Company’s common stock and includes 36,888 warrants to purchase shares of the Company’s common stock which contain a 4.99% beneficial ownership blocker.

(5)	Don Stangle, as Trustee of TATS of WA, Inc. Defined Pension Plan, has voting and dispositive power over shares held by TATS of WA, Inc. Defined Pension Plan.

(6)	Includes 35,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(7)	Includes 50,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(8)	Barry M. Kitt, as Manager of Pinnacle Family Office Investments L.P., has voting and dispositive power over shares held by Pinnacle Family Office Investments L.P.

(9)
Does not include warrants to purchase 578,906 shares of the Company’s common stock and includes 87,761 warrants to purchase shares of the Company’s common stock which contain a 4.99% beneficial ownership blocker.

(10)	John S. Lemak, as Manager of Sandor Capital Master Fund, has voting and dispositive power over shares held by Sandor Capital Master Fund.

(11)	Includes 392,500 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(12)	John S. Lemak, as Manager of JSL Kids Partners, has voting and dispositive power over shares held by JSL Kids Partners.

(13)	Includes 66,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(14)	Includes 137,500 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(15)
Shawn Titcomb, as Trustee of Shawn Milemore Titcomb and Jennifer Elizabeth Bove-Titcomb Living Trust, has voting and dispositive power over shares held by Shawn Milemore Titcomb and Jennifer Elizabeth Bove-Titcomb Living Trust.

(16)	Includes 100,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(17)	Includes 35,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(18)	Includes 137,500 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(19)
Does not include warrants to purchase 578,906 shares of the Company’s common stock and includes 87,761 warrants to purchase shares of the Company’s common stock which contain a 4.99% beneficial ownership blocker.

(20)	Includes 35,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(21)	Robert S. Colman, as Trustee of Robert S. Colman UDT 3/13/85, has voting and dispositive power over shares held by Robert S. Colman UDT 3/13/85.

(22)	Includes 266,667 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(23)	Larry Hopfenspirger, as Trustee of Larry Hopfenspirger Revocable Living Trust, has voting and dispositive power over shares held by Larry Hopfenspirger Revocable Living Trust.

(24)	Includes 137,500 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(25)	Includes 33,334 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(26)	Erick Richardson, as Managing Member of Merge Capital, LLC, has voting and dispositive power over shares held by Merge Capital, LLC.

(27)	Includes 166,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(28)	Includes 200,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(29)	John O’Rourke has voting and dispositive power over shares held by Airy Properties.

(30)	Includes 16,667 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(31)	John O’Rourke has voting and dispositive power over shares held by 11 East Airy Street Partnership.

(32)	Includes 33,334 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(33)	Includes 33,334 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(34)	Includes 66,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(35)	Includes 66,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(36)	Nachum Stein, as Chairman of American European Insurance Co., has voting and dispositive power over shares held by American European Insurance Co..

(37)	Includes 100,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(38)	Includes 100,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(39)	Elmer R. Salovich, as Trustee of MSB FBO Elmer R. Salovich TTEE, has voting and dispositive power over shares held by MSB FBO Elmer R. Salovich TTEE.

(40)	Includes 35,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(41)	Shaye Hirsch, as Director of Brio Capital Master Fund Ltd., has voting and dispositive power over shares held by Brio Capital Master Fund Ltd.

(42)	Includes 200,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(43)	Includes 50,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(44)	Includes 66,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(45)	Glenn L. Halpryn, as President of IVC Investors, LLP, has voting and dispositive power over shares held by IVC Investors, LLP.

(46)	Includes 133,500 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(47)	Richard A. Brand, as Chief Executive Officer of Point Capital, Inc., has voting and dispositive power over shares held by Point Capital, Inc.

(48)	Includes 66,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(49)	Includes 100,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(50)	Includes 100,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(51)	Includes 67,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(52)	Howard Horberg, as President of Horberg Enterprises Limited Partnership, has voting and dispositive power over shares held by Horberg Enterprises Limited Partnership.

(53)	Includes 66,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(54)	Konrad Ackerman, as Director of Alpha Capital Anstalt, has voting and dispositive power over shares held by Alpha Capital Anstalt.

(55)
Does not include warrants to purchase 411,166 shares of the Company’s common stock and includes 88,834 warrants to purchase shares of the Company’s common stock which contains a 4.99% beneficial ownership blocker.

(56)	Fred Weiss and Nancy Weiss own such shares as tenants in common and share voting and dispositive power over such shares.

(57)	Includes 35,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(58)	Harvey Kesner, as Manager of Paradox Capital Partners LLC, has voting and dispositive power over shares held by Paradox Capital Partners LLC.

(59)	Includes 66,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(60)	Includes 50,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(61)	Erick Richardson, as Managing Member of Bebe LLC, has voting and dispositive power over shares held by Bebe LLC.

(62)	Includes 26,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(63)	Daniel Nir, as Managing Member of Sargeant Capital Ventures, LLC, has voting and dispositive power over shares held by Sargeant Capital Ventures, LLC.

(64)	Includes 66,666 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(65)	Includes 35,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(66)	Lonnie Ogulnick and Dara Ogulnick own such shares as tenants in common and share voting and dispositive power over such shares.

(67)	Includes 40,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(68)	Steven Parker, as Director of Stone’s Throw Capital, Inc., has voting and dispositive power over shares held by Stone’s Throw Capital, Inc.

(69)	Includes 75,000 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(70)	Includes 33,334 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(71)	Includes 52,500 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(72)	Includes 66,667 warrants to purchase shares of the Company’s common stock which are subject to a 4.99% beneficial ownership blocker.

(73)
Dr. Phillip Frost, M.D., as Chief Executive Officer and Chairman of OPKO Health, Inc., has voting and dispositive power over shares held by OPKO Health, Inc. Shares being registered for resale hereunder by OPKO Health, Inc. represent shares issuable upon converstion of Series E Convertible Preferred Stock.

(74)	Does not include warrants to purchase 1,837,121 shares of the Company’s common stock which contains a 4.99% beneficial ownership blocker.

(75)
Includes warrants to purchase 431,496 shares of the Company’s common stock and excludes warrants to purchase 235,170 shares of the Company’s common stock which contain a 4.99% beneficial ownership blocker.

(76)
Includes warrants to purchase 482,368 shares of the Company’s common stock and excludes warrants to purchase 184,299 shares of the Company’s common stock which contain a 4.99% beneficial ownership blocker.

(77)
Includes warrants to purchase 482,368 shares of the Company’s common stock and excludes warrants to purchase 184,299 shares of the Company’s common stock which contain a 4.99% beneficial ownership blocker.

(78)
Includes warrants to purchase 395,732 shares of the Company’s common stock and excludes warrants to purchase 104,268 shares of the Company’s common stock which contain a 4.99% beneficial ownership blocker.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on The OTCQB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

LEGAL MATTERS

The validity of the securities being offered by this prospectus been passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

            Our consolidated financial statements as of December 31, 2014 and 2013 and for the years then ended included in this registration statement have been audited by CohnReznick LLP, an independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph about MabVax Therapeutics Holdings, Inc.’s ability to continue as a going concern have been so included in reliance on the report of such firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, and other information with the SEC. Copies of the reports and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

●	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; or

●	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

MABVAX THERAPEUTICS HOLDINGS, INC.
INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014 (unaudited)	F-2
Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2015 and 2014 (unaudited)	F-3
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Equity for the Nine Months Ended September 30, 2015 (unaudited)	F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2015 and 2014 (unaudited)	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

Report of Independent Registered Public Accounting Firm	F-18
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-19
Consolidated Statements of Operations for the Years Ended December 31, 2014 and 2013	F-20
Consolidated Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2014 and 2013	F-21
Consolidated Statements of Cash Flows for the Years Ended December 31, 2014 and 2013	F-24
Notes to Consolidated Financial Statements	F-25

MABVAX THERAPEUTICS HOLDINGS, INC.
Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$4,538,680	$1,477,143
Grants receivable	133,318	84,344
Prepaid expenses	411,994	334,629
Deferred financing costs	586,608	—
Other current assets	11,016	14,675
Total current assets	5,681,616	1,910,791
Property and equipment, net	109,920	57,053
Goodwill	6,826,003	6,826,003
Other long-term assets	126,655	11,017
Total assets	$12,744,194	$8,804,864
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity
Current liabilities:
Accounts payable	$2,331,613	$1,313,247
Accrued compensation	489,114	230,381
Accrued clinical operations and site costs	373,197	494,110
Accrued lease contingency fee	590,504	590,504
Other accrued expenses	1,199,278	245,421
Warrant liability	—	92,463
Total current liabilities	4,983,706	2,966,126
Commitments and contingencies:
Redeemable convertible preferred stock:
MabVax Therapeutics Holdings Series B redeemable convertible preferred stock, 1,250,000 shares authorized, none and 1,250,000 shares issued and outstanding as of September 30, 2015, and December 31, 2014, respectively, with a liquidation preference of $2,627,123 as of December 31, 2014	—	1,838,025
Total redeemable convertible preferred stock	—	1,838,025
Stockholders' equity:
Series A-1 convertible preferred stock, 2,763,000 shares authorized, none and 1,593,389 shares issued and outstanding as of September 30, 2015, and December 31, 2014, respectively, with a liquidation preference of $2,860,233 as of December 31, 2014	—	4,029,576
Series C convertible preferred stock, 200,000 shares authorized, none and 96,571 shares issued and outstanding as of September 30, 2015, and December 31, 2014, respectively, with no liquidation preference	—	966
Series D convertible preferred stock, $0.01 par value, 1,000,000 shares authorized, 191,491 and no shares issued and outstanding as of September 30, 2015, and December 31, 2014, respectively, with a liquidation preference of $1,915 as of September 30, 2015	1,915	—
Series E convertible preferred stock, $0.01 par value, 100,000 shares authorized, 33,333 and no shares issued and outstanding as of September 30, 2015, and December 31, 2014, respectively, with a liquidation preference of $333 as of September 30, 2015	333	—
Common stock, $0.01 par value; 150,000,000 shares authorized as of September 30, 2015, 25,891,072 and 2,802,867 shares issued and outstanding as of September 30, 2015, and December 31, 2014, respectively	258,911	28,029
Additional paid-in capital	64,118,899	24,492,450
Accumulated deficit	(56,619,570)	(24,550,308)
Total stockholders' equity	7,760,488	4,000,713
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$12,744,194	$8,804,864

See Accompanying Notes to Condensed Consolidated Financial Statements

MABVAX THERAPEUTICS HOLDINGS, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues:
Grants	$133,318	$62,492	$509,474	$219,832
Other	—	10,000	—	10,000
Total revenues	133,318	72,492	509,474	229,832

Operating costs and expenses:
Research and development	3,127,173	763,674	7,178,703	2,401,090
General and administrative	2,286,315	1,842,879	7,473,416	3,769,049
Total operating costs and expenses	5,413,488	2,606,553	14,652,119	6,170,139
Loss from operations	(5,280,170)	(2,534,061)	(14,142,645)	(5,940,307)
Interest and other income (expense)	(84)	(27)	(269)	(291)
Change in fair value of warrant liability	—	226,584	19,807	226,584
Net loss	(5,280,254)	(2,307,504)	(14,123,107)	(5,714,014)
Deemed dividend on Series A-1 preferred stock	—	—	(9,017,512)	(2,214,911)
Deemed dividend on Series A-1 warrant	—	—	(179,411)	—
Deemed dividend on Series B preferred stock	—	—	(8,655,998)	—
Accretion of preferred stock dividends	—	(213,452)	(93,234)	(307,216)
Net loss allocable to common stockholders	$(5,280,254)	$(2,520,956)	$(32,069,262)	$(8,236,141)
Basic and diluted net loss per share	$(0.20)	$(1.54)	$(1.89)	$(11.24)
Shares used to calculate basic and diluted net loss per share	25,798,750	1,631,932	17,001,468	732,962

See Accompanying Notes to Condensed Consolidated Financial Statements

MABVAX THERAPEUTICS HOLDINGS, INC.
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Equity
For the Nine Months Ended September 30, 2015
(Unaudited)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock								Additional Paid-in	Accumulated	Total Stockholders' Equity
	Series B		Series A-1		Series C		Series D and E		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit
Balance at December 31, 2014	1,250,000	$1,838,025	1,593,389	$4,029,576	96,571	$966	-	$-	2,802,867	$28,029	$24,492,450	$(24,550,308)	$4,000,713
Conversion of Series A-1 into common stock on January 10 and February 25, 2015	-	-	(64,019)	(162,968)	-	-	-	-	38,456	384	162,584	-	-
Conversion of Series C into common stock on January 10, 2015	-	-	-	-	(96,571)	(966)	-	-	120,714	1,207	(241)	-	-
Conversion of Series B into common stock between March 3 and March 20, 2015	(106,437)	(160,380)	-	-	-	-	-	-	276,883	2,769	157,611	-	160,380
Accretion of redemption value for Series A-1 from January 1 to March 25, 2015	-	-	-	47,749	-	-	-	-	-	-	-	(47,749)	-
Accretion of redemption value for Series B from January 1 to March 25, 2015	-	45,485	-	-	-	-	-	-	-	-	-	(45,485)	(45,485)
Deemed dividend related to exchange of common stock for Series A-1, Series A-1 Warrants, and Series B on March 25, 2015	-	8,655,998	-	9,196,923	-	-	-	-	-	-	-	(17,852,921)	(8,655,998)
Exchange of Series A-1 and Series A-1 Warrants into Common and Series D on March 25, 2015	-	-	(1,529,370)	(13,111,280)	-	-	117,583	1,176	2,213,407	22,134	13,087,970	-	-
Exchange of Series B into Common and Series D on March 25, 2015	(1,143,563)	(10,379,128)	-	-	-	-	120,573	1,206	324,095	3,241	10,374,681	-	10,379,128
Private Placement Issuance of 6,661,000 shares at $0.75 per share, net of issuance costs of $281,023 on March 31, 2015	-	-	-	-	-	-	-	-	6,661,000	66,610	4,648,116	-	4,714,726
Issuance of additional common stock in March 2015 under common stock Purchase Agreement in relation to Financing on July 7, 2014	-	-	-	-	-	-	-	-	88,093	881	(881)	-	-
Private Placement Issuance of 5,624,998 shares at $0.75 per share, net of issuance costs of $387,127 on April 10, 2015	-	-	-	-	-	-	-	-	5,624,998	56,250	3,775,372	-	3,831,622
Private Placement Issuance of 33,333 shares at $75 per share of Series E Preferred Stock on April 10, 2015	-	-	-	-	-	-	33,333	333	-	-	2,499,667	-	2,500,000
Issuance of restricted common stock in April 2015 for services	-	-	-	-	-	-	-	-	1,831,500	18,315	1,894,135	-	1,912,450
Issuance of restricted common stock to former board member on April 3, 2015 upon termination	-	-	-	-	-	-	-	-	20,000	200	45,800	-	46,000
Conversion of Series D Preferred Stock to common stock	-	-	-	-	-	-	(46,665)	(467)	4,666,500	46,665	(46,198)	-	-
Stock option exercise	-	-	-	-	-	-	-	-	2,779	28	772	-	800
Shares issued in connection with exercise of warrants on a cashless basis	-	-	-	-	-	-	-	-	1,219,780	12,198	(12,198)	-	-
Elimination of warrant liability in exchange transaction	-	-	-	-	-	-	-	-	-	-	72,656	-	72,656
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	2,966,603	-	2,966,603
Net loss	-	-	-	-	-	-	-	-	-	-	-	(14,123,107)	(14,123,107)
Balance at September 30, 2015	-	$-	-	$-	-	$-	224,824	$2,248	25,891,072	$258,911	$64,118,899	$(56,619,570)	$7,760,488

See Accompanying Notes to Condensed Consolidated Financial Statements

MABVAX THERAPEUTICS HOLDINGS, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30,
	2015	2014

Operating activities
Net loss	$(14,123,107)	$(5,714,014)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,412	8,521
Stock-based compensation	2,966,603	510,599
Change in fair value of warrants	(19,807)	(226,584)
Issuance of restricted common stock for services	1,958,450	—
Increase (decrease) in operating assets and liabilities:
Grants receivable	(48,974)	—
Other receivables	2,275	3,629
Prepaid expenses and other	(191,619)	(200,070)
Accounts payable	749,258	599,608
Accrued clinical operations and site costs	(120,913)	(347,031)
Accrued compensation	258,732	(628,623)
Other accrued expenses	636,358	293,014
Net cash used in operating activities	(7,917,332)	(5,700,951)
Investing activities
Purchases of property and equipment	(68,279)	(38,744)
Proceeds from acquisition of Telik, Inc.	—	1,497,283
Net cash provided by (used in) investing activities	(68,279)	1,458,539
Financing activities
Issuances of preferred stock, net of issuance costs	2,500,000	2,973,655
Issuances of common stock, net of issuance costs	8,546,348	2,892,615
Proceeds from exercise of stock options	800	—
Proceeds from exercise of Series B warrant	—	1,942
Proceeds from exercise of Series C-1 warrant	—	1,472,502
Net cash provided by financing activities	11,047,148	7,340,714
Net change in cash and cash equivalents	3,061,537	3,098,302
Cash and cash equivalents at beginning of year	1,477,143	354,254
Cash and cash equivalents at end of period	$4,538,680	$3,452,556

Supplemental disclosure:
Cash paid during the period for income taxes	$1,600	$800
Supplemental disclosures of non-cash investing and financing information:
Deemed dividend on beneficial conversion feature for preferred stock	$17,852,921	$2,214,911
Goodwill on acquisition of Telik, Inc.	$—	$6,157,681
Accretion of redemption value for Series A-1, B and C-1 convertible preferred stock	$93,234	$307,216
Issuance of common stock for accounts payable	$—	$240,000
Conversion of Series A and Series B redeemable preferred stock into common stock	$160,380	$12,527,124
Conversion of Series C preferred stock to common stock	$966	$1,190
Conversion of Series C-1 redeemable preferred stock into Series A-1 preferred stock	$—	$6,807,388
Conversion of Series D preferred stock to common stock	$467	$—
Conversion of Series A-1 redeemable preferred stock into common stock	$162,968	$—
Exchange of Series A-1 preferred stock and warrants into common stock and Series D convertible preferred stock	$13,111,280	$—
Exchange of Series B preferred stock and warrants into common stock and Series D convertible preferred stock	$10,451,784	$—
Warrants exercised to purchase common stock on a cashless basis	$12,198	$2,760
Change in fair value of warrant liability in connection with issuance of warrants with Series B preferred stock	$—	$226,584
Elimination of warrant liability in exchange transaction	$72,656	$—
Financing costs not yet paid	$586,608	$—

See Accompanying Notes to Condensed Consolidated Financial Statements

MABVAX THERAPEUTICS HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

MabVax Therapeutics Holdings, Inc. (f.k.a. Telik, Inc. and referred to herein as “MabVax Therapeutics Holdings” or the “Company”) (OTCQB: MBVX) was incorporated in the state of Delaware on October 20, 1988. On July 8, 2014, Tacoma Acquisition Corp., a Delaware corporation and wholly owned subsidiary of MabVax Therapeutics Holdings (“Tacoma Corp.”) merged with MabVax Therapeutics, Inc., a Delaware corporation (“MabVax Therapeutics”) pursuant to an Agreement and Plan of Merger, dated May 12, 2014, by and among MabVax Therapeutics Holdings, Tacoma Corp. and MabVax Therapeutics, as amended by that certain Amendment No. 1 to the Merger Agreement, dated June 30, 2014, by and among the parties thereto and by that certain Amendment No. 2 to the Merger Agreement, dated July 7, 2014, by and among the parties thereto (such agreement as amended, the “Merger Agreement”; such merger, the “Merger”). Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this Quarterly Report mean MabVax Therapeutics Holdings on a condensed consolidated financial statement basis with our wholly-owned subsidiary following the Merger, MabVax Therapeutics, as applicable. On October 9, 2014 FINRA approved our stock symbol change request and the Company began trading under the symbol MBVX (OTCQB: MBVX) on October 10, 2014.

The Company is a clinical stage biopharmaceutical company engaged in the discovery, development and commercialization of proprietary human monoclonal antibody products and vaccines for the treatment of a variety of cancers. The Company has discovered a pipeline of human monoclonal antibody products based on the protective immune responses generated by patients who have been immunized against targeted cancers. Therapeutic vaccines under development were discovered at Memorial Sloan Kettering Cancer Center (“MSKCC”), and are exclusively licensed to MabVax Therapeutics. The Company operates in only one business segment.

The Company plans to continue developing MabVax Therapeutics’ pre-Merger pipeline and continue to evaluate the technology and development programs that were under way at MabVax Therapeutics Holdings prior to the Merger.  The Company will terminate unwanted patent applications, and will stop the maintenance fees and patent prosecutions as they come due for the Telintra development program that was in place at MabVax Therapeutics Holdings prior to the Merger.

The Company has incurred net losses since inception and expects to incur substantial losses for the foreseeable future as it continues research and development activities. To date, the Company funded operations primarily through government grants, the sale of preferred stock and equity securities, non-equity payments from collaborators and interest income. The process of developing the Company’s products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. The Company expects these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. The Company will not receive substantial revenue unless the Company or its collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more products or the Company licenses its technology after achieving one or more milestones of interest to a potential partner.

The accompanying unaudited condensed consolidated financial statements were prepared using GAAP for interim financial information and the instructions to Regulation S-X. While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results of the interim period, they do not include all information or notes required by GAAP for annual financial statements and should be read in conjunction with the Audited Financial Statements of MabVax Therapeutics Holdings for the year ended December 31, 2014, included in our Annual Report on Form 10-K filed on March 31, 2015, as amended on April 2, 2015, and April 30, 2015.

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Management believes that these estimates are reasonable; however, actual results may differ from these estimates.

The balance sheet data at December 31, 2014, has been derived from audited financial statements at that date. It does not include, however, all of the information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and early adoption is not permitted. In July 2015, the FASB affirmed its proposal to defer the effective date of this standard to annual reporting periods (and interim reporting periods within those years) beginning after December 15, 2017. Entities are permitted to apply the new revenue standard early, but not before the original effective date of annual periods beginning after December 15, 2016. Entities may choose from two adoption methods, with certain practical expedients. The Company is currently reviewing this standard to assess the impact on its future financial statements and evaluating the available adoption methods.

In June 2014, the FASB issued ASU No. 2014-12, “Compensation—Stock Compensation” (Topic 718): “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period,” which requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. ASU No. 2014-12 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, although early adoption is permitted. The Company is currently reviewing this standard to assess the impact on its future financial statements.

In August 2014, the FASB issued ASU No. 2014-15, (“ASU 2014-15”), “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual and interim reporting periods ending after December 15, 2016, with early adoption permitted. Management is currently evaluating the impact of the adoption of the updated standard on the financial statements and disclosures.

2. Liquidity and Going Concern

The accompanying condensed consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue to operate as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  As reflected in the accompanying condensed consolidated financial statements, the Company had a net loss of $14,123,107, net cash used in operating activities of $7,917,332, net cash used in investing activities of $68,279, and net cash provided by financing activities of $11,047,148 for the nine months ended September 30, 2015. As of September 30, 2015, the Company had $4,538,680 in cash and cash equivalents and an accumulated deficit of $56,619,570.

On March 31, 2015 and April 10, 2015, the Company closed on a financing transaction by entering into separate subscription agreements with accredited investors relating to the issuance and sale of an aggregate of  $11,714,498 of units (the “Units”) at a purchase price of $0.75 per Unit, with each Unit consisting of one share of the Company’s common stock, par value $0.01 per share  (or, at the election of any Investor who, as a result of receiving common stock would hold in excess of 4.99% of the Company’s issued and outstanding common stock, shares of the Company’s newly designated 0% Series E Convertible Preferred Stock) and a thirty month warrant  to purchase one half of one share of common stock at an initial exercise price of $1.50 per share, as further described in the Notes to Financial Statements – Equity, (the “ April 2015 Private Placement”).

The initial closing of the April 2015 Private Placement took place on March 31, 2015, in which the Company sold an aggregate of $4,995,749 of Units. Following the initial closing the Company entered into separate reconfirmation agreements with the investors in order to extend the initial closing date, increase the offering amount, and adopt a lockup agreement, which was entered by all Investors who elected to continue their investment.  The second closing was completed on April 10, 2015 for an additional $6,718,751 of Units. The Company issued $2,500,000 of Units consisting of Series E Convertible Preferred Stock on April 10, 2015 and the remainder of Units issued in the April 2015 Private Placement were in the form of common stock Units.  Of the total cash received in the second closing on April 10, 2015, $3,500,000 was initially held in escrow under the terms of an escrow agreement with Signature Bank, N.A pending the approval of a representative of one of the lead investors to join the board, or 10 weeks thereafter, unless released sooner or extended.  On June 22, 2015, the Company, Signature Bank, N.A. and OPKO Health, Inc. (“OPKO”) extended the term of the escrow to 16 weeks from the closing of the April 2015 Private Placement.  As further consideration for the amendment, on June 30, 2015, the Company and OPKO entered into a letter agreement pursuant to which the Company granted OPKO the right, but not the obligation, until June 30, 2016, to nominate and appoint up to two additional members of the Company’s board of directors (the “Board” or the “Board of Directors”), or to approve the person(s) nominated by the Company pursuant to the agreement in consideration for the release of the escrowed funds. The nominees will be subject to the satisfaction of standard corporate governance practices and any applicable national securities exchange requirements.  Upon signing the agreement, the escrowed funds were released to the Company.

On October 5, 2015, subsequent to the end of the quarter, the Company closed a public offering of 2,500,000 shares of common stock and warrants to purchase 1,250,000 shares of common stock, at an offering price of $1.10 per share.  For every two shares of common stock sold, the Company issued one warrant to purchase one share of common stock.  The Company received $2,750,000 in gross proceeds, before underwriting discounts and commissions and offering expenses totaling approximately $586,608, and without giving effect to the exercise of the underwriters’ over-allotment option.  The Company granted the underwriters a 30-day option to purchase up to an additional 375,000 shares of common stock and up to an additional 187,500 warrants at the same price to cover over-allotments, if any.  The warrants are immediately exercisable, expire September 30, 2018, and have an exercise price of $1.32 per share.

The Company anticipates that it will continue to incur net losses into the foreseeable future as it: (i) continues to identify and advance a number of potential drug candidates into clinical and preclinical development activities, (ii) initiates manufacturing of its lead antibody candidate 5B1 and continues to fund its operations, and (iii) expands its corporate infrastructure, including the costs associated with being a public company.  After giving effect to the net proceeds received from the April 2015 Private Placement and the closing of the public offering, management believes that the Company has sufficient funds to meet its obligations through June 2016.

The Company plans to continue to fund its losses from operations and capital funding needs through equity or debt financings, strategic collaborations, licensing arrangements, asset sales, government grants or other arrangements. However, the Company cannot be sure that such additional funds will be available on reasonable terms, or at all. If the Company is unable to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. In addition, if the Company does not meet its payment obligations to third parties as they come due, it may be subject to litigation claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

If the Company raises additional funds by issuing equity securities, substantial dilution to existing stockholders would result. If the Company raises additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict the Company’s ability to operate its business.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company limits its exposure to credit loss by holding cash in U.S. Dollars or, from time to time, placing cash and investments in U.S. government, agency and government-sponsored enterprise obligations.

4. Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, grants receivable, prepaid expenses and other current assets and accounts payable, all of which are generally considered to be representative of their respective fair values because of the short-term nature of those instruments.

5. Convertible Preferred Stock, Common Stock and Warrants

Series A-1 preferred stock and common warrants

As of September 30, 2015, and December 31, 2014, there were no shares and 1,593,389 shares of Series A-1 preferred stock outstanding, respectively, and no Series A-1 warrants and 1,280,047 Series A-1 warrants to purchase common stock at $3.62 per share outstanding, respectively.  Both the preferred stock and the warrants had price protection if there were to be a financing at a price lower than their conversion price or exercise price, requiring adjustment as further described in the Company’s Annual Report on Form 10-K.  The Series A-1 preferred stock and warrants were initially structured as Series C-1 preferred stock and common warrants of MabVax Therapeutics prior to the Merger, and were converted from Series C-1 to Series A-1 preferred stock and warrants at the time of the Merger.

Series B Preferred Stock

As of September 30, 2015, and December 31, 2014, there were no shares and 1,250,000 shares of Series B preferred stock and no Series B warrants and 78,125 Series B warrants to purchase common stock at $1.57 a share outstanding, respectively.  Both the preferred stock and the warrants had price protection if there were to be a financing at a price lower than their conversion price or exercise price, requiring adjustment as further described in the Company’s Annual Report on Form 10-K.  As of December 31, 2014, the warrant liability was $92,463.

As a result of the anti-dilution provision contained in the Series B warrants, the Series B warrants were recorded as a current liability in the amount of $92,463 on our consolidated balance sheet as of December 31, 2014.  On March 25, 2015, the Series B warrants were re-valued at $72,656 prior to being exchanged into shares of common stock and Series D convertible preferred stock on a one for one basis and the warrant liability was eliminated and the Company recorded a gain of $19,807 for the three months ended March 31, 2015.

Dividends on Preferred Stock

The Company immediately recognizes the changes in the redemption value on preferred stock as they occur and the carrying value of the security is adjusted to equal what the redemption amount would be as if redemption were to occur at the end of the reporting period based on the conditions that exist as of that date. The value adjustment made to the redemption value and preferred stock dividends for the three and nine months ended September 30, 2015, was an increase of none and $93,234, respectively.

Conversion of Preferred Stock into Common Stock

During the three months ended March 31, 2015, holders of Series A-1, Series B, and Series C preferred stock converted 64,019, 106,437, and 96,571 shares into 38,456, 276,883, and 120,714 shares of common stock, respectively; such conversions eliminated all outstanding Series A-1, Series B, and Series C preferred stock outstanding.

Exchange of Series A-1 and Series B Preferred Stock and Warrants into Common Stock and Series D Preferred Stock

On March 25, 2015, the Company entered into separate exchange agreements with certain holders of the Company’s Series A-1 preferred stock and Merger warrants (the “Series A-1 Exchange Securities”) and holders of the Company’s Series B preferred stock and Series B warrants (the “Series B Exchange Securities” and, collectively with the Series A-1 Exchange Securities, the “Exchange Securities”), all previously issued by the Company. Pursuant to the exchange agreements, the holders exchanged the Exchange Securities and relinquished any and all other rights they may have had pursuant to the Exchange Securities, their respective governing agreements and certificates of designation, including any related registration rights, in exchange for an aggregate of 2,537,502 shares of the Company’s common stock and an aggregate of 238,156 shares of the Company’s newly designated Series D Convertible preferred stock (the “Series D preferred stock”), convertible into 23,815,600 shares of common stock.  No cash was exchanged in the transaction.  The Company recorded deemed dividends of $9,017,512, $8,655,998 and $179,411 representing the excess fair value of the common stock issued over the original conversion terms of the Series A-1 and B preferred stock as part of the consideration for elimination of the Series A-1, Series B convertible preferred stock and Series A-1 warrant, respectively.

Additionally, for as long as a certain principal holder of Exchange Securities holds securities issued pursuant to the exchange agreements, subject to certain exceptions, the Company is restricted from issuing any shares of common stock or securities convertible into common stock, enter into any equity line of credit or issue any floating or variable priced equity linked instrument.

No commission or other payment was received by the Company in connection with the exchange agreements.

Series D Preferred Stock

As of September 30, 2015, there were 191,491 shares of Series D preferred stock issued and outstanding which are convertible into an aggregate of 19,149,100 shares of common stock.

As contemplated by the exchange agreements governing the issuance of the Series D preferred stock and as approved by the Company’s Board of Directors, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D Certificate of Designations”), on March 25, 2015. Pursuant to the Series D Certificate of Designations, the Company designated 1,000,000 shares of its blank check preferred stock as Series D preferred stock. Each share of Series D preferred stock has a stated value of $0.01 per share. In the event of a liquidation, dissolution or winding up of the Company, each share of Series D preferred stock will be entitled to a per share preferential payment equal to the stated value. Each share of Series D preferred stock is convertible into 100 shares of common stock. The conversion ratio is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. The Company is prohibited from effecting the conversion of the Series D preferred stock to the extent that, as a result of such conversion, the holder beneficially would own more than 4.99% (provided that certain investors elected to block their beneficial ownership initially at 2.49% in the exchange agreements), in the aggregate, of the issued and outstanding shares of the Company’s common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series D preferred stock. Each share of Series D preferred stock entitles the holder to vote on all matters voted on by holders of common stock. With respect to any such vote, each share of Series D preferred stock entitles the holder to cast such number of votes equal to the number of shares of common stock such shares of Series D preferred stock are convertible into at such time, but not in excess of the beneficial ownership limitations.

MabVax Common Stock Financing

On March 31, 2015, the Company consummated the first closing of the April 2015 Private Placement and sold $4,714,726 of Units, net of $281,023 in issuance costs, consisting of 6,661,000 shares of common stock and warrants to purchase 3,330,500 shares of common stock at $1.50 a share.  The Units were sold at a price of $0.75 per Unit.

On April 10, 2015, the Company consummated the second and final closing of the April 2015 Private Placement and sold $3,831,622 of Units, net of $387,127 in issuance costs, of which $2,500,000 of the Units consisted of Series E preferred stock and the balance of i consisting of 5,624,998 shares of common stock, together with warrants to all investors to purchase 4,479,167 shares of common stock at $1.50 a share.  Each Unit was sold at a purchase price of $0.75 per Unit.

The Company paid commissions to broker-dealers in the aggregate amount of approximately $574,000 in the April 2015 Private Placement.

OPKO was the lead investor in the April 2015 Private Placement, purchasing $2,500,000 of Units consisting of Series E preferred stock.

As a condition to OPKO’s participation in the April 2015 Private Placement, each of the other investors in the April 2015 Private Placement agreed to execute lockup agreements restricting the sale of 50% of the securities underlying the Units purchased by them for a period of 6 months and the remaining 50% prior to the expiration of 1 year following the final closing date of the April 2015 Private Placement.

On April 10, 2015, the Company agreed that $3.5 million of the net proceeds of such closing would be paid into and held under and the terms of an escrow agreement with Signature Bank, N.A pending the approval of a representative of OPKO or 10 weeks thereafter, unless released sooner or extended by the Company and OPKO.  On June 22, 2015 the Company and OPKO extended the termination date of the escrow to 16 weeks from the final closing of the April 2015 Private Placement. In connection with the OPKO investment, Steven Rubin, Esq. was appointed advisor to the Company. The escrowed funds were to be returned to the applicable investors and the Company shall have no further obligation to issue Units to such investors in the event certain release conditions are not met. On June 30, 2015 the Company and OPKO entered into a letter agreement pursuant to which the Company granted the representative the right, but not the obligation, until June 30, 2016, to nominate and appoint up to two additional members of the Company’s Board, or to approve the person(s) nominated by the Company pursuant to the agreement in consideration for the release of the escrowed funds. The nominees will be subject to the satisfaction of standard corporate governance practices and any applicable national securities exchange requirements.  Upon signing the agreement, the escrowed funds were released to the Company.

The warrants are exercisable upon issuance and expire 30 months thereafter and may be exercised for cash or on a cashless basis. The warrants have a per share exercise price of $1.50, subject to certain adjustments typical of warrants, namely stock splits, dividends and reverse-splits. The Company is prohibited from effecting the exercise of the warrants to the extent that, as a result of such exercise, the holder beneficially would own more than 4.99% in the aggregate, of the issued and outstanding shares of the Company’s common stock calculated immediately after giving effect to the issuance of shares of common stock upon the exercise of the warrants.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement with the investors in the Private Placement Pursuant to which the Company has agreed to file a registration statement with the SEC covering resales of up to 25% of common stock issued under the Subscription Agreements and shares issuable upon conversion of the Series E preferred stock, in the event the investors elect to receive Series E preferred stock instead of common stock (together, the “Registrable Securities”), no later than 60 days following the final closing date of the Private Placement, and to use its commercially reasonable best efforts to have such registration statement declared effective with 120 days after filing. The Company will bear all expenses of such registration of the resale of the Registrable Securities.  Investors in the Private Placement also may be required under certain circumstances to agree to refrain from resales of a percentage of their securities upon request of an underwriter or placement agent in a future offering. The liquidated damages for failure to achieve effectiveness of the Registerable Securities is 1% a month 120 days after filing, and provided management has not used commercially reasonable best efforts to have the registration statement declared effective within that timeframe.

In connection with the April 2015 Private Placement, the Company also entered into a registration rights agreements (the “Registration Rights Agreements”) with the investors in the April 2015 Private Placement Pursuant to which the Company has agreed to file a registration statement with the SEC covering resales of up to 25% of common stock issued under the Subscription Agreements and shares issuable upon conversion of the Series E preferred stock, in the event the investors elect to receive Series E preferred stock instead of common stock (together, the “Registrable Securities”), no later than 60 days following the final closing date of the April 2015 Private Placement, and to use its commercially reasonable best efforts to have such registration statement declared effective with 120 days after filing. The Company will bear all expenses of such registration of the resale of the Registrable Securities.  Investors in the Private Placement also may be required under certain circumstances to agree to refrain from resales of a percentage of their securities upon request of an underwriter or placement agent in a future offering. The liquidated damages for failure to achieve effectiveness of the Registerable Securities is 1% a month 120 days after filing, and provided management has not used commercially reasonable best efforts to have the registration statement declared effective within that timeframe.

On June 9, 2015 the Company and investors holding over 60% of the outstanding Registrable Securities (as such term is defined in the Registration Rights Agreements) entered into an amendment agreement to the Registration Rights Agreements in order to: (i) amend the definition of “Filing Date” for the initial registration statement such that such term shall be defined as “August 5, 2015” and (ii) waive any payments that may be due to the Investors as a result of the Company not filing a registration statement on or before the Filing Date, as such term was originally defined.  On August 4, 2015, the Company and Investors holding over 70% of the outstanding Registrable Securities entered into a second amendment agreement to further extend the Filing Date to October 9, 2015.

On October 12, 2015, the Company and Investors holding over 60% of the outstanding Registerable Securities (as such term is defined in the Registration Rights Agreements) entered into a third amendment agreement to the Registration Rights Agreements to suspend the Company’s registration obligations under the Registration Rights Agreements and related subscription agreements during any period when the “Standstill” provision set forth in 5(u) of the subscription agreements is in effect.

Except for certain issuances, for a period beginning on the closing date of the April 2015 Private Placement and ending on the date that is the earlier of (i) 24 months from the final closing date of the April 2015 Private Placement, (ii) the date the Company consummates a financing (excluding proceeds from the April 2015 Private Placement) in which the Company receives gross proceeds of at least $10,000,000 and (iii) the date the common stock is listed for trading on a national securities exchange (such period until the earlier date, the “Price Protection Period”), in the event that the Company issues any shares of common stock or securities convertible into common stock at a price per share or conversion price or exercise price per share that is less than $0.75, the Company shall issue to the investors in the April 2015 Private Placement such additional number of shares of common stock such that the investor shall own an aggregate total number of shares of common stock as if they had purchased the Units at the price of the lower price issuance. No adjustment in the warrants is required in connection with a lower price issuance.

 The Company has also granted each investor prior to the expiration of 24 months following the final closing date of the April 2015 Private Placement, a right of participation in the Company’s financings.

In the event the Company conducts certain private or public offerings of its securities, each investor has agreed, if requested by the underwriter or placement agent so engaged by the Company in connection with such offering, to refrain from selling any securities of the Company for a period of up to 60 days.

Between April 13, 2015, and April 14, 2015, certain holders of warrants issued in the April 2015 Private Placement to purchase an aggregate of 1,849,999 shares of common stock exercised such warrants on a cashless basis for an aggregate issuance of 1,219,780 shares of common stock. As of September 30, 2015, there were 5,959,668 warrants outstanding to purchase common stock at $1.50 a share.

Series E Preferred Stock

As of September 30, 2015, there were 33,333 shares of Series E preferred stock issued and outstanding, convertible into 3,333,300 shares of common stock.

On March 30, 2015, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible preferred stock to designate 100,000 shares of its blank check preferred stock as Series E preferred stock.

The shares of Series E preferred stock are convertible into shares of common stock based on a conversion calculation equal to the stated value of such preferred share, plus all accrued and unpaid dividends, if any, on such share of Series E preferred stock, as of such date of determination, divided by the conversion price. The stated value of each share of Series E preferred stock is $75 and the initial conversion price is $0.75 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. In addition, during the Price Protection Period, in the event the Company issues or sells, or is deemed to issue or sell, shares of common stock at a per share price that is less than the conversion price then in effect, the conversion price shall be reduced to such lower price, subject to certain exceptions. The Company is prohibited from effecting a conversion of the share of Series E preferred stock to the extent that, as a result of such conversion, such holder would beneficially own more than 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion of the Series E preferred stock, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%. Each holder is entitled to vote on all matters submitted to stockholders of the Company, and shall have the number of votes equal to the number of shares of common stock issuable upon conversion of such holder’s share of Series E preferred stock, but not in excess of beneficial ownership limitations. The shares of Series E preferred stock bear no interest.

Issuance of Common Stock under Common Stock Purchase Agreement

In connection with a financing that took place in July 2014, or the July 2014 Financing Transaction, the Company assumed certain obligations as per the original agreement to issue additional shares to investors in the July 2014 Financing Transaction if a subsequent financing was at a price per share lower than the price per share in the July 2014 Financing Transaction. The Company therefore issued on March 31, 2015, an aggregate of 88,093 shares of common stock that were required to be issued in connection with the July 2014 Financing Transaction, as a result of the lower share price in the April 2015 Private Placement.

Grant of Restricted Shares

Rubin Grant

On April 3, 2015, the Company entered into a consulting agreement with Steve Rubin pursuant to which he agreed to provide advisory services in connection with corporate strategy, licensing and business development estimated to be for a period of 12 months.  In exchange for his services, the Company provided him with a one-time grant of 200,000 shares of the Company’s restricted common stock, valued at $2.30 a share.  As the shares granted were fully vested upon grant and the Company has no legal recourse to recover the shares in the event of nonperformance, the Company recognized the grant date fair value of the shares as consulting expense upon grant during the current quarter.

Ravetch Grant

On April 4, 2015, the Board approved the issuance of an additional restricted stock award of 131,500 shares to Jeffrey Ravetch.  This award is for future services covering at least one year period. The award was granted in addition to the prior award to Dr. Ravetch on April 2, 2015 of: (i) 34,250 restricted shares and (ii) options to purchase 34,250 shares of common stock with an exercise price of $2.30 per share, for a total grant of 200,000 restricted shares and options. As the 131,500 shares granted were fully vested upon grant and the Company has no legal recourse to recover the shares in the event of nonperformance, the Company recognized the grant date fair value of the shares as consulting expense upon grant during the current quarter.

Livingston Grant

On April 4, 2015, the Board of Directors approved a restricted stock award by the Company of 1,000,000 shares of common stock, valued at $2.30 a share, to be issued to Phil Livingston, Ph.D. for his continuing service to the Company.  On May 13, 2015, the Compensation Committee of the Board clarified that the award is being granted in consideration for at least one year of Dr. Livingston’s services.  The committee further clarified that the vesting of the common stock shall be on the one-year anniversary of the Board of Directors’ approval of the award, or April 4, 2016.  The Company is expensing the grant date fair value of the award over the vesting period of one year.

Consulting Agreement

On April 5, 2015, the Company entered into a consulting agreement with The Del Mar Consulting Group, Inc. and Alex Partners, LLC, together, the “Investor Relations Consultants”, pursuant to which such Investor Relations Consultants shall provide investor relations services to the Company in consideration for an immediate grant of 300,000 shares of the Company’s restricted common stock and a monthly cash retainer of $12,000 a month for ongoing services for a period of one year. The consultants also received an additional 200,000 shares of the Company’s restricted common stock upon the Company’s achieving a milestone based on its fully-diluted market capitalization. As the shares granted were fully vested upon grant and the Company has no legal recourse to recover the shares in the event of nonperformance, the Company recognized the grant date fair value of the 300,000 shares of $690,000, as investor relations expense upon grant during the current quarter. The performance condition for the 200,000 shares became probable and the market capitalization metric was met during the second quarter, therefore the Company recognized an additional $460,000 of expense during the quarter ended June 30, 2015.

Consultant Grants

During the quarter ended September 30, 2015, the Board of Directors approved the issuance of restricted stock awards to two consultants totaling 120,000 shares with vesting terms ranging from one to three years, valued from $1.77 to $2.13 per share.  The Company is expensing each of the grant date fair value of the awards over the performance period for the award, and will be re-measured at the end of each quarter until the performance is complete.

6. Stock-based Activity

Amendment of Equity Incentive Plan

On March 31, 2015 the Company approved a Second Amended and Restated 2014 Employee, Director and Consultant Equity Incentive Plan (the “Plan”) to increase the number of shares reserved for issuance under the Plan from 158,073 to 8,360,789 shares of common stock. Additional changes to the Plan include:

●
An “evergreen” provision to reserve additional shares for issuance under the Plan on an annual basis commencing on the first day of fiscal 2016 and ending on the second day of fiscal 2024, such that the number of shares that may be issued under the Plan shall be increased by an amount equal to the lesser of: (i) 8,000,000 or the equivalent of such number of shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the Plan; (ii) the number of shares necessary such that the total shares reserved under the Plan equals (x) 15% of the number of outstanding shares of common stock on such date (assuming the conversion of all outstanding shares of Preferred Stock (as defined in the Plan) and other outstanding convertible securities and exercise of all outstanding warrants to purchase common stock) plus (y) 229,000; and (iii) an amount determined by the Board;

●	Provide that no more than 3,000,000 shares may be granted to any participant in any fiscal year.

●	Provisions to allow for performance based equity awards to be issued by the Company in accordance with Section 162(m) of the Internal Revenue Code.

Stock-based Compensation

Total estimated stock-based compensation expense, related to all of the Company’s stock-based payment awards recognized under ASC 718, “Compensation—Stock Compensation” was comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
Research and development	$307,892	$32,082	$633,593	$109,509
General and administrative	1,186,931	111,650	2,333,010	401,090
Total share-based compensation expense	$1,494,823	$143,732	$2,966,603	$510,599

Stock-based Award Activity

The following table summarizes the Company’s stock option activity during the nine months ended September 30, 2015:

	Options Outstanding	Weighted-Average Exercise Price
Outstanding at December 31, 2014	242,893	$3.92
Granted	3,015,850	2.23
Exercised	(2,779)	0.29
Forfeited/cancelled/expired	(12,923)	7.42
Outstanding and expected to vest at September 30, 2015	3,243,041	$2.36
Vested and exercisable at September 30, 2015	170,063	$3.60

The total unrecognized compensation cost related to unvested stock option grants as of September 30, 2015, was $4,549,452 and the weighted average period over which these grants are expected to vest is 2.36 years. The Company has assumed a forfeiture rate of zero. The weighted average remaining contractual life of stock options outstanding at September 30, 2015, is 9.39 years.

During the first nine months of 2015, the Company granted 3,015,850 options and 2,300,850 shares of restricted stock to its directors, officers, employees and consultants from the 2014 Plan.  In addition, the Company granted 1,851,500 shares of restricted stock outside of the plan for consulting and investor relation services during the second quarter of 2015.

A summary of activity related to restricted stock grants under the Plan for the nine months ended September 30, 2015 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2014	—	$—
Granted	2,300,850	2.28
Vested	—	—
Forfeited	—	—
Nonvested at September 30, 2015	2,300,850	$2.28

As of September 30, 2015, unamortized compensation expense related to restricted stock grants amounted to $4,392,890, which is expected to be recognized over a weighted average period of 2.53 years.

Because the Company had a net operating loss carryforward as of September 30, 2015, no tax benefits for the tax deductions related to stock-based compensation expense were recognized in the Company’s Condensed Consolidated Statements of Operations. Additionally, there were 2,779 stock options exercised in the three and nine months ended September 30, 2015, and there were no stock option exercises in the corresponding periods of 2014.

Management Bonus Plan

On April 2, 2015, the Compensation Committee of the Board of the Directors approved the 2015 Management Bonus Plan (the “Management Plan”) outlining maximum target bonuses of the base salaries of certain of the Company’s executive officers.  Under the terms of the Management Plan, the Company’s Chief Executive Officer shall receive a maximum target bonus of up to 50% of his annual base salary, the Chief Financial Officer shall receive a maximum target bonus of up to 35% of his annual base salary and the Company’s Vice President shall receive a maximum target bonus of up to 25% of his annual base salary.

On April 4, 2015, the Board approved the following Non-Employee Director Policy (the “Incumbent Director Policy”) with respect to incumbent non-employee members of the Board in the event that they are replaced before their term expires:

●	A one-time issuance of 20,000 restricted shares of common stock;
●	The vesting of all options and restricted stock grants held on such date; and
●	The payment of all earned but unpaid cash compensation for their services on the Board and its committees, as of such date.

On April 4, 2015, in connection with his resignation from the Board, Michael Wick received a one-time restricted stock grant of 20,000 shares under the Incumbent Director Policy.

Common stock reserved for future issuance

Common stock reserved for future issuance consists of the following at September 30, 2015:

Common stock reserved for conversion of preferred stock	22,482,400
Common stock reserved for exercise of warrants	5,959,668
Common stock options outstanding	3,243,041
Unvested restricted stock awards	2,300,850
Authorized for future grant or issuance under the Stock Plan	2,970,012
Total	36,955,971

7. Net Loss per Share

The Company calculates basic and diluted net loss per share using the weighted-average number of shares of common stock outstanding during the period.

When the Company is in a net loss position, it excludes from the calculation of diluted net loss per share all potentially dilutive stock options, preferred stock and warrants, and the diluted net loss per share is the same as the basic net loss per share for such periods.

The table below presents the potentially dilutive securities that would have been included in the calculation of diluted net loss per share if they were not antidilutive for the periods presented.

	As of September 30,
	2015	2014
Stock options	3,243,041	242,893
Restricted stock awards	2,300,850	—
Redeemable convertible preferred stock	—	1,250,000
Preferred stock	22,482,400	2,881,811
Common stock warrants	5,959,668	2,133,386
Total	33,985,959	6,508,090

8. Contracts and Agreements

Life Technologies Licensing Agreement

On September 24, 2015, the Company entered into a licensing agreement with Life Technologies Corporation, a subsidiary of Thermo Fisher Scientific.  Under the agreement MabVax agreed to license certain cell lines from Life Technologies to be used in the production of recombinant proteins for the Company’s clinical trials.  The amount of the contract is for $450,000 and was fully expensed for the three and nine months ended September 30, 2015.

Rockefeller University Collaboration

In July 2015, the Company entered into a research collaboration agreement with Rockefeller University's Laboratory of Molecular Genetics and Immunology. The Company provided antibody material to Rockefeller University, which is exploring the mechanism of action of constant region (Fc) variants of the HuMab 5B1 in the role of tumor clearance. The Company will supply additional research materials as requested by the university, which is evaluating ways to optimize the function.

Juno Therapeutics Option Agreement

On August 29, 2014, MabVax Therapeutics entered into an Option Agreement (the “Option Agreement”) with Juno Therapeutics, Inc. (“Juno”). Pursuant to the Option Agreement, MabVax Therapeutics granted Juno the option to obtain an exclusive, world-wide, royalty-bearing license authorizing Juno to develop, make, have made, use, import, have imported, sell, have sold, offer for sale and otherwise exploit certain patents MabVax Therapeutics developed with respect to fully human antibodies with binding specificity against human GD2 or sialyl-Lewis A antigens and certain MabVax Therapeutics controlled biologic materials. Juno may exercise its option to purchase the license until the earlier of June 30, 2016 or 90 days from the date MSKCC completes its research with respect to the patents in accordance with the terms of agreements by and between MSKCC and MabVax Therapeutics.

During the three and nine months ended September 30, 2015, no revenues had been earned under the Option Agreement, however the Option Agreement remains valid and active.

The Option Agreement may be terminated by either party (i) upon material breach of the other party if the breach is not cured within 30 days, or (ii) with 60 days’ prior written notice in the event the other party becomes the subject of a voluntary or involuntary petition in bankruptcy. Juno may terminate the Option Agreement at any time upon 30 days’ prior written notice. MabVax Therapeutics may terminate the Option Agreement if Juno, or any Juno employee or affiliate, is a party to any action or proceeding in which Juno, or any Juno employee or affiliate, opposes the patents or otherwise seeks a determination that any of the patents are invalid or unenforceable if Juno, or as applicable, its employee and/or affiliate, fails to discontinue its involvement in such an action within 10 days of receiving notice from MabVax Therapeutics.

As consideration for the grant of the exclusive option to purchase the license, Juno paid MabVax Therapeutics a one-time up-front option fee in the low five figures. Should the option be exercised, MabVax Therapeutics would expect to negotiate with Juno to pay amounts that include MabVax Therapeutics license fees, milestone payments, and royalty-based compensation in connection with entering into a License. The terms of the license including the financial terms are expected to be agreed upon at a future date.

Patheon Biologics LLC Agreement

On April 14, 2014, the Company entered into a development and manufacturing services agreement with Patheon (f.k.a. Gallus Biopharmaceuticals) to provide a full range of manufacturing and bioprocessing services, including cell line development, process development, protein production, cell culture, protein purification, bio-analytical chemistry and QC testing.  Total amount of the contract is estimated at approximately $3.0 million.  For the three and nine months ended September 30, 2015, the Company recorded approximately $751,931 and $1,987,006 of expense associated with the agreement, respectively.

NCI PET Imaging Agent Grant

In September 2013, the NCI awarded the Company a SBIR Program Contract to support the Company’s program to develop a PET imaging agent for pancreatic cancer using a fragment of the Company’s 5B1 antibody (the “NCI PET Imaging Agent Grant”). The project period for Phase I of the grant award of approximately $250,000 covered a nine-month period which commenced in September 2013 and ended in June 2014.

On August 25, 2014, the Company was awarded a $1.5 million contract for the Phase II portion of the NCI PET Imaging Agent Grant. The contract is intended to support a major portion of the preclinical work being conducted by the Company, together with its collaboration partner, MSKCC, to develop a novel Positron Emission Tomography (“PET”) imaging agent for detection and assessment of pancreatic cancer. The total contract amount for Phase I and Phase II of approximately $1,749,000 supports research work through June 2016.

The Company records revenue associated with the NCI PET Imaging Agent Grant as the related costs and expenses are incurred. For the three and nine months ended September 30, 2015, and 2014 the Company recorded $133,318, $509,474, $62,492 and $219,832 of revenue associated with the NCI PET Imaging Agent Grant, respectively.

9. Commitments and contingencies

Litigation

On May 30, 2014, a class action lawsuit was commenced in Santa Clara County Superior Court, State of California, on behalf of Cadillac Partners and others similarly situated, naming as defendants, MabVax Therapeutics, the Company and the Company’s directors, Hudson Bay Capital Management LP, Bio IP Ventures LLC, Hudson Bay Master Fund Ltd., and Hudson Bay IP Opportunities Master Fund LP, together the “Parties”. The suit alleged the defendants breached certain fiduciary duties, or aided and abetted a breach of fiduciary duties, in connection with the Company’s Merger with MabVax Therapeutics. In support of their purported claims, the plaintiff alleged, among other things, that the Company’s board has historically failed to fulfill its fiduciary duty to its stockholders, and claiming with respect to the Series B Private Placement and the Merger, that such transactions involved an inadequate sales process and included preclusive deal protection devices, and that the Company’s board of directors would receive personal benefits not available to its public stockholders as a result of the Merger. The plaintiff sought to enjoin the Merger and obtain damages as well as attorneys’ and expert fees and costs.

On June 29, 2014, the parties entered into a Stipulation and Settlement (the “Settlement”), pursuant to which the Company agreed to file with the SEC certain supplemental disclosures in connection with the Merger. The Settlement was subject to certain confirmatory discovery to be undertaken by the plaintiff and to the Parties’ agreement on the payment of the plaintiff’s attorneys’ fees and expenses.

On July 16, 2014, the Company and all other parties to the litigation entered into an agreement which, if consummated, would settle the litigation (the “Proposed Settlement”). Among many other terms, under the Proposed Settlement the Company and all defendants will receive a broad release of any and all claims pertaining to the Series B Private Placement, the Merger, the prior disclosure and a wide variety of other matters. The Proposed Settlement also calls for the parties to ask the court to, among other things, enter orders enjoining other stockholders from bringing similar actions, certifying the putative settlement class, and approving the Proposed Settlement as a fair, final, and binding resolution of the litigation. Under the Proposed Settlement, the Company and the other defendants have expressly denied the allegations of the complaint and denied engaging in any other misconduct, nor will any of them make any payment or in any respect amend the negotiated terms of the since-consummated Series B Private Placement and Merger. Finally, under the Proposed Settlement, the Company and the other defendants have not agreed to pay any legal fees, or reimburse any expenses, allegedly incurred by the plaintiffs who filed the complaint; instead, the Company expects that counsel for those plaintiffs will present any such disputed claim for legal fees and expenses to the court for resolution.

On April 20, 2015, the Parties made an application for an Order for Notice and Scheduling of Hearing of Settlement in accordance with a Stipulation of Settlement dated as of April 20, 2015 (the “Action”), which sets forth the terms and conditions for settlement and which provides for dismissal of the Action with prejudice.  The Order after Hearing on June 12, 2015, provided preliminary approval of the settlement that was agreed to by the Parties, in which the Company provided supplemental disclosures in the definitive proxy filed with the SEC on June 30, 2014.  Notice of the action as a class action was sent to class members in July 2015.

On September 18, 2015, an Order and Final Judgement was entered by the Superior Court of the State of California, approving the settlement that was agreed upon by both parties and closing the case.  The Company anticipates that there will be no additional future expenses incurred in this action by the Company after the September 30, 2015 balance sheet date which would not be offset by insurance.

Operating Leases

In connection with the Merger, the Company recorded a $590,504 contingent lease termination fee, in connection with the termination by MabVax Therapeutics Holdings (f.k.a. Telik, Inc.) of the master lease and sublease of the Porter Drive Facility, which is payable to ARE-San Francisco No. 24 (“ARE”), if the Company receives $15 million or more in additional financing in the aggregate, but otherwise forgiven.

On September 2, 2015, the Company entered into a lease (the “Lease”) with AGP Sorrento Business Complex, L.P., for certain premises consisting of a total of approximately 14,971 square feet of office and laboratory space in buildings located at 11535-11585 Sorrento Valley Rd., San Diego, California, to serve as the Company’s corporate offices and laboratories (the “New Premises”).  Due to the fact that certain tenant improvements need to be made to the New Premises before the Company can occupy the New Premises, the term of the Lease will commence when the New Premises are ready for occupancy, currently estimated to be approximately November 1, 2015.  The Lease terminates six years after such term commencement date, unless earlier terminated in accordance with the Lease. Pursuant to the terms of the Lease, the monthly base rent will be $35,631, subject to annual increases as set forth in the Lease.

The Company has an option to extend the Lease term for a single, five-year period.  If the Lease term is extended for the optional five-year period, the monthly base rent will be adjusted based on fair market rental value.  In addition to rent, the Company agreed to pay a portion of the taxes and utility, maintenance and other operating costs paid or accrued in connection with the ownership and operation of the property.

10. Subsequent Events

On October 5, 2015, the Company closed a public offering of 2,500,000 shares of common stock and warrants to purchase 1,250,000 shares of common stock, at an offering price of $1.10 per share.  For every two shares of common stock sold, the Company issued one warrant to purchase one share of common stock.  The Company received $2,750,000 in gross proceeds, before underwriting discounts and commissions and offering expenses totaling approximately $586,608, and without giving effect to the exercise of the underwriters’ over-allotment option.  Such costs were recorded as deferred costs on the Company’s balance sheet as of September 30, 2015, and were deducted or paid from the gross proceeds from the transaction. The Company intends to use the net proceeds from this offering to fund the HuMab 5B1 human antibody program through Phase I clinical development and for working capital and general corporate purposes.

The Company granted the underwriters a 30-day option to purchase up to an additional 375,000 shares of common stock and up to an additional 187,500 warrants at the same price to cover over-allotments, if any.  The shares and warrants were separately issued and sold in equal proportions. The warrants are immediately exercisable, expire September 30, 2018, and have an exercise price of $1.32 per share.  The warrants will not be listed on any securities exchange or other trading market.

Under the terms of the underwriting agreement entered into between the Company and the underwriter in the public offering, the Company, without the prior written consent of the underwriter, is prohibited, for a period of 90 days after execution of the underwriting agreement, from issuing any equity securities, subject to certain exceptions.

On October 12, 2015, the Company and investors holding over 60% of the outstanding Registerable Securities (as such term is defined in the Registration Rights Agreements) issued in the April 2015 Private Placement entered into a third amendment agreement to the Registration Rights Agreements to suspend the Company’s registration obligations under the Registration Rights Agreements and related subscription agreements during any period when the “Standstill” provision set forth in 5(u) of the related subscription agreements is in effect.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
MabVax Therapeutics Holdings, Inc.

We have audited the accompanying consolidated balance sheets of MabVax Therapeutics Holdings, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, redeemable convertible preferred stock, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended. MabVax Therapeutics Holdings, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MabVax Therapeutics Holdings, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses and is dependent on additional financing to fund operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CohnReznick LLP

San Diego, California
March 31, 2015

MABVAX THERAPEUTICS HOLDINGS, INC.
Consolidated Balance Sheets

	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$1,477,143	$354,254
Grants receivable	84,344	—
Prepaid expenses - clinical operations	—	—
Prepaid expenses	334,629	44,408
Other current assets	14,675	—
Total current assets	1,910,791	398,662
Property and equipment, net	57,053	24,487
Goodwill	6,826,003	—
Other long term assets	11,017	14,285
Total assets	$8,804,864	$437,434

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,313,247	$66,977
Accrued compensation	230,381	169,123
Accrued clinical operations and site costs	494,110	773,523
Related party liabilities	—	240,000
Accrued lease contingency fee	590,504	—
Other accrued expenses	245,421	24,963
Warrant liability	92,463	—
Total current liabilities	2,966,126	1,274,586
Commitments and contingencies:
Redeemable convertible preferred stock:
MabVax Series A redeemable convertible preferred stock, 956,240 shares authorized, 956,240 shares issued and outstanding as of December 31, 2013 with a liquidation preference of $8,013,996 as of December 31, 2013	—	5,787,906
MabVax Series B redeemable convertible preferred stock, 2,000,000 shares authorized, 891,485 shares issued and outstanding as of December 31, 2013 with a liquidation preference of $6,509,866 as of December 31, 2013	—	6,737,276
MabVax Therapeutics Holdings Series B redeemable convertible preferred stock, 1,250,000 shares authorized, issued and outstanding as of December 31, 2014 with a liquidation preference of $2,627,123 as of December 31, 2014	1,838,025	—
Total redeemable convertible preferred stock	1,838,025	12,525,182
Stockholders’ equity (deficit):
Series A-1 convertible preferred stock, 2,763,000 shares authorized, 1,593,389 shares issued and outstanding as of December 31, 2014, with a liquidation preference of $2,860,233 as of December 31, 2014	4,029,576	—
Series C convertible preferred stock, 200,000 shares authorized, 96,571 shares issued and outstanding as of December 31, 2014 with no liquidation preference	966	—
Common stock, $0.01 par value; 150,000,000 shares authorized as of December 31, 2014, 2,802,867 and 230,503 shares issued and outstanding as of December 31, 2014 and December 31, 2013, respectively	28,029	2,305
Additional paid-in capital	24,492,450	607,913
Accumulated deficit	(24,550,308)	(13,972,552)
Total stockholders’ equity (deficit)	4,000,713	(13,362,334)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$8,804,864	$437,434

See Accompanying Notes to Consolidated Financial Statements.

MABVAX THERAPEUTICS HOLDINGS, INC.
Consolidated Statements of Operations

	For the Years Ended December 31,
	2014	2013
Revenues:
Grants	$304,175	$366,368
Other	10,000	—
Total revenues	314,175	366,368
Operating costs and expenses:
Research and development	3,502,730	2,967,278
General and administrative	5,204,341	1,442,483
Total operating costs and expenses	8,707,071	4,409,761
Loss from operations	(8,392,896)	(4,043,393)
Interest and other income (expense)	(379)	(1,578)
Change in fair value of warrant liability	475,422	—
Net loss	(7,917,853)	(4,044,971)
Deemed dividend on Series A-1 preferred stock	(2,214,911)	(691,812)
Accretion of preferred stock dividends	(444,992)	—
Net loss available to common stockholders	$(10,577,756)	$(4,736,783)
Basic and diluted net loss per share	$(9.51)	$(20.55)
Shares used to calculate basic and diluted net loss per share	1,112,481	230,503

See Accompanying Notes to Consolidated Financial Statements.

MABVAX THERAPEUTICS HOLDINGS, INC.
Consolidated Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Equity (Deficit)

	Redeemable Convertible Preferred Stock
	MabVax Series A		MabVax Series B		MabVax Series C-1		Series B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Total
Balance, December 31, 2012	956,240	$5,787,906	480,928	$3,252,471	—	$—	—	$—	$9,040,377
Issuance of Series B preferred stock from February 1 to December 18 at $6.82 per share, net of issuance costs of $7,007	—	—	410,557	2,792,993	—	—	—	—	2,792,993
Deemed dividend related to beneficial conversion feature of series B preferred	—	—	—	691,812	—	—	—	—	691,812
Stock-based compensation	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—
Balance at December 31, 2013	956,240	5,787,906	891,485	6,737,276	—	—	—	—	12,525,182
Exercise of Series B warrant in January at $0.01 per share	—	—	194,281	1,942	—	—	—	—	1,942
Conversion of $240,000 in accounts payable into 44,466 shares of common stock on February 12, 2014	—	—	—	—	—	—	—	—	—
Issuance of MabVax Series C-1 preferred stock in February at $0.84 per share, net of issuance costs of $126,345	—	—	—	—	3,697,702	2,973,655	—	—	2,973,655
Deemed dividend related to beneficial conversion feature of MabVax Series C-1 preferred	—	—	—	—	—	2,214,911	—	—	2,214,911
Issuance of common stock at $9.32 per share, net of issuance costs of $156,303 in June and July	—	—	—	—	—	—	—	—	—
Reclassification of Series A and Series B to equity in June	(956,240)	(5,787,906)	(1,085,766)	(6,739,218)	—	—	—	—	(12,527,124)
Conversion of Series A to common stock on July 8, 2014	—	—	—	—	—	—	—	—	—
Conversion of Series B to common stock on July 8, 2014	—	—	—	—	—	—	—	—	—
Accretion of redemption value for Series C-1 to July 8, 2014	—	—	—	—	—	99,200	—	—	99,200
Exercise of Series C-1 warrant on July 7, 2014	—	—	—	—	1,827,979	1,472,502	—	—	1,472,502
Accretion of redemption value for Series C-1 warrant to July 8, 2014	—	—	—	—	—	47,120	—	—	47,120
Conversion of Series C-1 into Series A-1 on July 8, 2014	—	—	—	—	(5,525,681)	(6,807,388)	—	—	(6,807,388)
Accretion of redemption value for Series A-1 from July 8 to Dec 31, 2014	—	—	—	—	—	—	—	—	—
Acquisition of MabVax Therapeutics Holdings (f.k.a. Telik, Inc.) at exchange ratio of 2.223284 shares of MabVax Therapeutics Holdings for every share of MabVax, including 4,205,411 common and 1,250,000 Series B preferred stock outstanding in July	—	—	—	—	—	—	1,250,000	1,710,902	1,710,902
Accretion of redemption value for Series B from May 12, 2014	—	—	—	—	—	—	—	127,123	127,123
Exchange of common stock for Series C on September 3, 2014	—	—	—	—	—	—	—	—	—
Elimination of fractional shares resulting from Reverse Split on September 8, 2014	—	—	—	—	—	—	—	—	—
Shares issued in connection with exercise of warrants on a cashless basis in September and October	—	—	—	—	—	—	—	—	—
Conversion of Series A-1 into Common stock from November 13 to Dec 31, 2014	—	—	—	—	—	—	—	—	—
Conversion of Series C into Common stock from October to December, 2014	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—
Balance at December 31, 2014	—	$—	—	$—	—	$—	1,250,000	$1,838,025	$1,838,025

See Accompanying Notes to Consolidated Financial Statements.

MABVAX THERAPEUTICS HOLDINGS, INC.
Consolidated Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Convertible Preferred Stock
	MabVax Series A		MabVax Series B		Series A-1		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2012	—	$—	—	$—	—	$—	—	$—
Issuance of Series B preferred stock from February 1 to December 18 at $6.82 per share, net of issuance costs of $7,007	—	—	—	—	—	—	—	—
Deemed dividend related to beneficial conversion feature of series B preferred	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—
Balance at December 31, 2013	—	—	—	—	—	—	—	—
Exercise of Series B warrant in January at $0.01 per share	—	—	—	—	—	—	—	—
Conversion of $240,000 in accounts payable into 44,466 shares of common stock on February 12, 2014	—	—	—	—	—	—	—	—
Issuance of MabVax Series C-1 preferred stock in February at $0.84 per share, net of issuance costs of $126,345	—	—	—	—	—	—	—	—
Deemed dividend related to beneficial conversion feature of MabVax Series C-1 preferred	—	—	—	—	—	—	—	—
Issuance of common stock at $9.32 per share, net of issuance costs of $156,303 in June and July	—	—	—	—	—	—	—	—
Reclassification of Series A and Series B to equity in June	956,240	5,787,906	1,085,766	6,739,218	—	—	—	—
Conversion of Series A to common stock on July 8, 2014	(956,240)	(5,787,906)	—	—	—	—	—	—
Conversion of Series B to common stock on July 8, 2014	—	—	(1,085,766)	(6,739,218)	—	—	—	—
Accretion of redemption value for Series C-1 to July 8, 2014	—	—	—	—	—	—	—	—
Exercise of Series C-1 warrant on July 7, 2014	—	—	—	—	—	—	—	—
Accretion of redemption value for Series C-1 warrant to July 8, 2014	—	—	—	—	—	—	—	—
Conversion of Series C-1 into Series A-1 on July 8, 2014	—	—	—	—	2,762,841	6,807,388	—	—
Accretion of redemption value for Series A-1 from July 8 to Dec 31, 2014	—	—	—	—	—	171,549	—	—
Acquisition of MabVax Therapeutics Holdings (f.k.a. Telik, Inc.) at exchange ratio of 2.223284 shares of MabVax Therapeutics Holdings for every share of MabVax, including 4,205,411 common and 1,250,000 Series B preferred stock outstanding in July	—	—	—	—	—	—	—	—
Accretion of redemption value for Series B from May 12, 2014	—	—	—	—	—	—	—	—
Exchange of common stock for Series C on September 3, 2014	—	—	—	—	—	—	118,970	1,190
Elimination of fractional shares resulting from Reverse Split on September 8, 2014	—	—	—	—	—	—	—	—
Shares issued in connection with exercise of warrants on a cashless basis in September and October	—	—	—	—	—	—	—	—
Conversion of Series A-1 into Common stock from November 13 to Dec 31, 2014	—	—	—	—	(1,169,452)	(2,949,361)	—	—
Conversion of Series C into Common stock from October to December, 2014	—	—	—	—	—	—	(22,399)	(224)
Stock-based compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—
Balance at December 31, 2014	—	$—	—	$—	1,593,389	$4,029,576	96,571	$966

See Accompanying Notes to Consolidated Financial Statements.

MABVAX THERAPEUTICS HOLDINGS, INC.
Consolidated Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Equity (Deficit)

			Additional Paid-in Capital		Total Stockholders’ Equity (Deficit)
	Common Stock			Accumulated Deficit
	Shares	Amount
Balance, December 31, 2012	230,503	$2,305	$281,269	$(9,235,769)	$(8,952,195)
Issuance of Series B preferred stock from February 1 to December 18 at $6.82 per share, net of issuance costs of $7,007	—	—	—	—	—
Deemed dividend related to beneficial conversion feature of series B preferred	—	—	—	(691,812)	(691,812)
Stock-based compensation	—	—	326,644	—	326,644
Net loss	—	—	—	(4,044,971)	(4,044,971)
Balance at December 31, 2013	230,503	2,305	607,913	(13,972,552)	(13,362,334)
Exercise of Series B warrant in January at $0.01 per share	—	—	—	—	—
Conversion of $240,000 in accounts payable into 44,466 shares of common stock on February 12, 2014	44,466	445	239,555	—	240,000
Issuance of MabVax Series C-1 preferred stock in February at $0.84 per share, net of issuance costs of $126,345	—	—	—	—	—
Deemed dividend related to beneficial conversion feature of MabVax Series C-1 preferred	—	—	—	(2,214,911)	(2,214,911)
Issuance of common stock at $9.32 per share, net of issuance costs of $156,303 in June and July	326,264	3,263	2,881,070	—	2,884,333
Reclassification of Series A and Series B to equity in June	—	—	—	—	12,527,124
Conversion of Series A to common stock on July 8, 2014	265,749	2,657	5,785,249	—	—
Conversion of Series B to common stock on July 8, 2014	301,746	3,017	6,736,201	—	—
Accretion of redemption value for Series C-1 to July 8, 2014	—	—	—	(99,200)	(99,200)
Exercise of Series C-1 warrant on July 7, 2014	—	—	—	—	—
Accretion of redemption value for Series C-1 warrant to July 8, 2014	—	—	—	(47,120)	(47,120)
Conversion of Series C-1 into Series A-1 on July 8, 2014	—	—	—	—	6,807,388
Accretion of redemption value for Series A-1 from July 8 to Dec 31, 2014	—	—	—	(171,549)	—
Acquisition of MabVax Therapeutics Holdings (f.k.a. Telik, Inc.) at exchange ratio of 2.223284 shares of MabVax Therapeutics Holdings for every share of MabVax, including 4,205,411 common and 1,250,000 Series B preferred stock outstanding in July	572,858	5,729	4,699,997	—	4,705,726
Accretion of redemption value for Series B from May 12, 2014	—	—	—	(127,123)	(127,123)
Exchange of common stock for Series C on September 3, 2014	(148,713)	(1,487)	297	—	—
Elimination of fractional shares resulting from Reverse Split on September 8, 2014	—	—	(293)	—	(293)
Shares issued in connection with exercise of warrants on a cashless basis in September and October	488,659	4,887	(4,887)	—	—
Conversion of Series A-1 into Common stock from November 13 to Dec 31, 2014	693,335	6,933	2,942,428	—	—
Conversion of Series C into Common stock from October to December, 2014	28,000	280	(56)	—	—
Stock-based compensation	—	—	604,976	—	604,976
Net loss	—	—	—	(7,917,853)	(7,917,853)
Balance at December 31, 2014	2,802,867	$28,029	$24,492,450	$(24,550,308)	$4,000,713

See Accompanying Notes to Consolidated Financial Statements.

MABVAX THERAPEUTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2014	2013
Operating activities
Net loss	$(7,917,853)	$(4,044,971)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,241	35,366
Stock-based compensation	604,976	326,644
Change in fair value of warrants	(475,422)	—
Increase (decrease) in operating assets and liabilities excluding effects of the Merger:
Grants receivable	(84,344)	19,845
Other receivables	28,316	—
Prepaid expenses - clinical operations	—	539,633
Prepaid expenses and other	(117,004)	13,061
Accounts payable	1,246,270	21,946
Accrued clinical operations and site costs	(279,413)	128,485
Accrued compensation	(789,014)	80,138
Related party liabilities	—	45,000
Other accrued expenses	109,228	(16,365)
Net cash used in operating activities	(7,662,019)	(2,851,218)
Investing activities
Purchases of property and equipment	(44,807)	(8,718)
Proceeds from acquisition of Telik, Inc.	1,497,283	—
Net cash provided by (used in) investing activities	1,452,476	(8,718)
Financing activities
Issuances of preferred stock, net of issuance costs	2,973,655	2,792,993
Proceeds from exercise of MabVax Series B warrant	1,942	—
Proceeds from exercise of MabVax Series C-1 warrants	1,472,502	—
Proceeds from issuance of common stock, net of issuance costs	2,884,333	—
Net cash provided by financing activities	7,332,432	2,792,993
Net change in cash and cash equivalents	1,122,889	(66,943)
Cash and cash equivalents at beginning of year	354,254	421,197
Cash and cash equivalents at end of year	$1,477,143	$354,254

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$800	$1,526
Supplemental disclosures of non-cash investing and financing information:
Deemed dividend on beneficial conversion feature for preferred stock	$2,214,911	$691,812
Goodwill on acquisition of Telik, Inc.	$6,826,003	$—
Warrant liability upon acquisition of Telik, Inc.	$567,885	$—
Accretion of redemption value for Series A-1 and B preferred stock	$444,992	$—
Issuance of common stock for accounts payable	$240,000	$—
Conversion of Series A and Series B redeemable preferred stock into common stock	$12,527,124	$—
Conversion of Series C-1 redeemable preferred stock into Series A-1 preferred stock	$6,807,388	$—
Acquisition of MabVax Therapeutics Holdings in relation to the merger	$4,705,726	$—
Conversion of Series A-1 preferred stock to common stock	$2,949,361	$—
Warrants exercised to purchase common stock on a cashless basis to purchase 488,659 shares of common stock. See Note 7.	$4,887	$—
Conversion of common stock to Series C preferred stock	$1,190	$—
Conversion of Series C preferred stock to common stock	$224	$—

See Accompanying Notes to Consolidated Financial Statements.

MABVAX THERAPEUTICS HOLDINGS, INC.
Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation

MabVax Therapeutics Holdings, Inc. (f.k.a. Telik, Inc. and referred to herein as “MabVax Therapeutics Holdings” or the “Company”) (OTCQB: MBVX) was incorporated in the state of Delaware on October 20, 1988. On July 8, 2014, Tacoma Acquisition Corp., a Delaware corporation and wholly owned subsidiary of MabVax Therapeutics Holdings (“Tacoma Corp.”) merged with MabVax Therapeutics, Inc., a Delaware corporation (“MabVax Therapeutics”) pursuant to an Agreement and Plan of Merger, dated May 12, 2014, by and among MabVax Therapeutics Holdings, Tacoma Corp. and MabVax Therapeutics, as amended by that certain Amendment No. 1 to the Merger Agreement, dated June 30, 2014, by and among the parties thereto and by that certain Amendment No. 2 to the Merger Agreement, dated July 7, 2014, by and among the parties thereto (such agreement as amended, the “Merger Agreement”; such Merger, the “Merger”). Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this Annual Report mean MabVax Therapeutics Holdings on a consolidated financial statement basis with our wholly-owned subsidiary following the Merger, MabVax Therapeutics, as applicable.

Par value and additional paid-in capital for December 31, 2013 has been restated to reflect the par value for shares post-merger and the September 8, 2014, 8-for-1 Reverse Split (as defined in note 5).

We are a clinical stage biopharmaceutical company engaged in the discovery, development and commercialization of proprietary human monoclonal antibody products and vaccines for the treatment of a variety of cancers. We have discovered a pipeline of human monoclonal antibody products based on the protective immune responses generated by patients who have been immunized against targeted cancers. Therapeutic vaccines under development were discovered at Memorial Sloan Kettering Cancer Center (“MSK”), and are exclusively licensed to MabVax Therapeutics. We operate in only one business segment.

We are continuing to evaluate the technology and development programs that were under way at the Company prior to the Merger and plan to continue developing MabVax Therapeutics’ pre-Merger pipeline.

We have incurred net losses since inception and expect to incur substantial losses for the foreseeable future as the Company continues research and development activities. To date, we have funded operations primarily through government grants, the sale of preferred stock, equity securities, non-equity payments from collaborators and interest income. The process of developing the Company’s products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive revenue unless the Company or its collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more products; or the Company licenses its technology after achieving one or more milestones of interest to a potential partner.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue to operate as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, the Company had a net loss of $7,917,853, net cash used in operating activities of $7,662,019 and net cash provided by investing activities of $1,452,476, for the year ended December 31, 2014. As of December 31, 2014, the Company had $1,477,143 in cash and cash equivalents and an accumulated deficit of $24,550,308.

From February 13, 2014 through July 7, 2014, MabVax Therapeutics Holdings completed a series of financing transactions totaling approximately $7.3 million net of approximately $300,000 in issuance costs, through the sale of MabVax Therapeutics Holdings preferred stock, MabVax Therapeutics Holdings common stock and exercise of MabVax Therapeutics Holdings warrants.

The Company anticipates that it will continue to incur net losses into the foreseeable future as it: (i) continues to identify and advance a number of potential drug candidates into clinical and preclinical development activities, (ii) initiates manufacturing of its lead antibody candidate 5B1 and continues to fund its operations, and (iii) expands its corporate infrastructure, including the costs associated with being a public company. Without additional funding, management believes that the Company will not have sufficient funds to meet its obligations beyond October 2015, unless the Company is able to raise additional capital. These conditions give rise to substantial doubt as to the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to continue to fund its losses from operations and capital funding needs through equity or debt financings, strategic collaborations, licensing arrangements, asset sales, government grants or other arrangements. However, the Company cannot be sure that such additional funds will be available on reasonable terms, or at all. If the Company is unable to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. In addition, if the Company does not meet its payment obligations to third parties as they come due, it may be subject to litigation claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

If the Company raises additional funds by issuing equity securities, substantial dilution to existing stockholders would result. If the Company raises additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict the Company’s ability to operate its business.

2. Summary of Significant Accounting Policies

Basis of Presentation

   The accompanying consolidated financial statements reflect all of our activities, including those of our wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management believes that these estimates are reasonable; however, actual results may differ from these estimates.

Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company minimizes its credit risk associated with cash and cash equivalents by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed Federally insured limits. The Company has not experienced any losses on such accounts.

Fair Value of Financial Instruments

   The Company’s financial instruments consist of cash and cash equivalents, grants receivable, other receivable, prepaid expenses and other assets, accounts payable, related party payables and warrant liabilities, all of which are generally considered to be representative of their respective fair values because of the short-term nature of those instruments.

Grants Receivable

   Grants receivable at December 31, 2014 represent amounts due under the NIH Imaging Contract Phase II with the National Cancer Institute (the “NCI”), a division of the National Institutes of Health, or NIH (collectively, the “NIH Grants”). The Company considers the grants receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If amounts become uncollectible, they are charged to operations.

Property and Equipment

   Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are amortized over the lesser of the life of the lease or the life of the asset.

Impairment of Long-lived Assets

   The Company evaluates its long-lived assets with definite lives, such as property and equipment, for impairment. The Company records impairment losses on long-lived assets used for operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets. There have not been any impairment losses of long-lived assets for the years ended December 31, 2014 and 2013.

Impairment of Goodwill

   The Company applies the GAAP principles related to Intangibles – Goodwill and Other to test for goodwill impairment annually. During the fourth quarter, there was a triggering event that occurred as a result of the decline in the Company’s market capitalization. As a result, the Company went to a step 1 analysis utilizing an external valuation firm to value the Company. Based upon the analysis performed no impairment was noted, therefore step 2 was not required. The Company has concluded that no impairment of Goodwill has taken place for the year ended December 31, 2014.

Revenue Recognition

   Revenue from grants are based upon internal and subcontractor costs incurred that are specifically covered by the grant, including a facilities and administrative rate that provides funding for overhead expenses. NIH Grants are recognized when the Company incurs internal expenses that are specifically related to each grant, in clinical trials at the clinical trial sites, by subcontractors who manage the clinical trials, and provided the grant has been approved for payment. U.S. Treasury grant awards are based upon internal research and development costs incurred that are specifically covered by the grant, and revenues are recognized when the Company incurs internal expenses that are related to the approved grant. The Company records revenue associated with the NIH Grants as the related costs and expenses are incurred. Any amounts received by the Company pursuant to the NIH Grants prior to satisfying the Company’s revenue recognition criteria are recorded as deferred revenue.

    Research and Development Costs

       Research and development expenses, which consist primarily of salaries and other personnel costs, clinical trial costs and preclinical study fees, manufacturing costs for non-commercial products, and the development of earlier-stage programs and technologies, are expensed as incurred when these expenditures have no alternative future uses. A significant portion of the development activities are outsourced to third parties, including contract research organizations. In such cases, the Company may be required to estimate related service fees incurred.

    Stock-based Compensation

       The Company’s stock-based compensation programs include grants of stock options to employees, non-employee directors and non-employee consultants. Stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

       The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

    Income Taxes

       The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to basis differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2014 and 2013, all deferred tax assets were fully offset by a valuation allowance.

       The Company accrues interest and penalties, if any, on underpayment of income taxes related to unrecognized tax benefits as a component of income tax expense in its consolidated statements of operations.

    Fair Value Measurements

       Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate.

3. Recent Accounting Pronouncements

The Company has historically reported as a development stage company. In the period ended June 30, 2014, the Company elected to early adopt FASB Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements.” The adoption of this ASU allows the Company to remove the inception to date information and all references to development stage.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and early adoption is not permitted. Entities may choose from two adoption methods, with certain practical expedients. We are currently reviewing this standard to assess the impact on the Company’s future financial statements and evaluating the available adoption methods.

In June 2014, the FASB issued ASU No. 2014-12, “Compensation—Stock Compensation” (Topic 718): “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period,” which requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. ASU No. 2014-12 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, although early adoption is permitted. We are currently reviewing this standard to assess the impact on the Company’s future financial statements.

In August 2014, the FASB issued ASU No. 2014-15, (“ASU 2014-15”), “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual and interim reporting periods ending after December 15, 2016, with early adoption permitted. Management is currently evaluating the impact of the adoption of the updated standard on the financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

4. Property and Equipment, Net

    Property and equipment consisted of the following as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Furniture and fixtures	$8,979	$8,979
Office equipment	31,170	21,850
Lab equipment	321,884	286,397
	362,033	317,226
Less accumulated depreciation and amortization	(304,980)	(292,739)
Totals	$57,053	$24,487

     Depreciation expense for the years ended December 31, 2014 and 2013 was $12,241 and $35,366, respectively.

5. Reverse Stock Split, Name Change and Increase in Authorized Shares

On September 8, 2014, MabVax Therapeutics Holdings filed an amended and restated certificate of incorporation to increase the authorized number of shares of our common stock to a new total of 150,000,000 shares, increase the number of shares of our preferred stock to a new total of 15,000,000 shares, and change the name of the Company from “Telik, Inc.” to “MabVax Therapeutics Holdings, Inc.” The amendment and restatement of the certificate of incorporation effectuating the name change and above authorized share increases were approved by our stockholders at the special stockholder meeting on September 8, 2014 and by our Board of Directors at a meeting of the Board held on September 8, 2014.

On September 8, 2014, following the filing of the amended and restated certificate disclosed above, MabVax Therapeutics Holdings filed a certificate of amendment to the amended and restated certificate of incorporation to effect an 8-for-1 reverse stock split on common stock (the “Reverse Split”), effective as of 4:01 p.m. Eastern Time (the “Effective Time”) on September 8, 2014 (the “Effective Date”). The Reverse Split was approved by our stockholders at the special stockholder meeting held on September 8, 2014 and by the Board of Directors at a meeting of the Board held on September 8, 2014.

On the Effective Date, immediately and without further action by our stockholders, every 8 shares of our common stock, issued and outstanding immediately prior to the Effective Time, were automatically converted into 1 share of our common stock. As a result of the Reverse Split and calculated as of the Record Date, the number of outstanding shares of our common stock was reduced from 13,932,937 to 1,741,617, excluding outstanding and unexercised share options and warrants and subject to adjustment for fractional shares. No fractional shares were issued as a result of the Reverse Split and, in lieu of these fractional shares, any holder of less than 1 share of our common stock was entitled to receive cash for such holder’s fractional share equal to the product of such fraction multiplied by the average of the last reported bid and ask prices of our common stock at 4:00 p.m., Eastern time, end of regular trading hours on OTCQB marketplace, during the 10 consecutive trading days ending on the last trading day prior to the Effective Date. Further, any options, warrants and contractual rights outstanding as of the Effective Date that were subject to adjustment were adjusted in accordance with their terms. These adjustments included, without limitation, changes to the number of shares of our common stock that may be obtained upon exercise or conversion of these securities, and changes to the applicable exercise or purchase price of such securities.

Shares of our common stock began to trade on the OTCQB marketplace on a post-split basis under the name MabVax Therapeutics Holdings, Inc. on September 10, 2014 under the new CUSIP number 55414P108. MabVax Therapeutics Holdings retained the same CUSIP number when its common stock began trading on the OTCQB marketplace under the trading symbol MBVX on October 10, 2014.

All prior periods in these consolidated financial statements have been adjusted to reflect the effects of the Merger and the Reverse Split, unless otherwise indicated.

6. Merger with MabVax Therapeutics, Inc.

On May 12, 2014, the Company entered into a Merger Agreement. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Tacoma Corp. was merged with and into private company MabVax Therapeutics on July 8, 2014, with MabVax Therapeutics surviving the Merger as a wholly-owned subsidiary of MabVax Therapeutics Holdings. The Merger is intended to qualify as a tax-free reorganization for U.S. Federal income tax purposes.

On July 7, 2014, the stockholders of MabVax Therapeutics Holdings approved the Merger, and the Merger closed and became effective on July 8, 2014. At the effective date of the Merger: (a) all shares of MabVax Therapeutics Series A preferred stock and all shares of MabVax Therapeutics Series B preferred stock were automatically converted into shares of MabVax Therapeutics Holdings common stock, (b) all outstanding shares of MabVax Therapeutics common stock were converted into and exchanged for shares of MabVax Therapeutics Holdings common stock at an exchange rate calculated in accordance with the methodology set forth in the Merger Agreement, which resulted in 2.223284 shares of MabVax Therapeutics Holdings common stock for every share of MabVax Therapeutics common stock, (c) all outstanding shares of MabVax Therapeutics Series C-1 preferred stock were converted into and exchanged for shares of MabVax Therapeutics Holdings Series A-1 preferred stock at a rate of two shares of MabVax Therapeutics Series C-1 per each share of MabVax Therapeutics Holdings Series A-1 preferred stock, (d) each outstanding MabVax Therapeutics option and warrant to purchase MabVax Therapeutics common stock became options and warrants to purchase shares of MabVax Therapeutics Holdings common stock (and the number of such shares and exercise price was adjusted as calculated in accordance with the methodology set forth in the Merger Agreement), and (e) each outstanding MabVax Therapeutics warrant to purchase MabVax Therapeutics preferred stock was cancelled for no consideration.

As a result of the consummation of the Merger, as of the closing date, the former stockholders, option holders and warrant holders of MabVax Therapeutics were issued, based on the methodology set forth in the Merger Agreement (which excluded certain out of the money convertible securities and calculated others on a net-exercise or cashless basis under the terms of the convertible securities), approximately 85% of the outstanding shares of MabVax Therapeutics Holdings common stock on a fully diluted basis and the stockholders, option holders and warrant holders of MabVax Therapeutics Holdings prior to the Merger owned approximately 15% of the outstanding shares of MabVax Therapeutics Holdings common stock on a fully diluted basis (such percentages calculated based on the methodology set forth in the Merger Agreement). As a result of the Merger, a change of control of MabVax Therapeutics Holdings occurred.

For accounting purposes, the Merger is treated as a “reverse acquisition”. The private company MabVax Therapeutics is considered the accounting acquirer, and the public company MabVax Therapeutics Holdings is considered the legal acquirer and accounting acquiree. The private company MabVax Therapeutics is the accounting acquirer because it owns a majority of the merged company (approximately 85%). As a result, the historical financial statements of the private company MabVax Therapeutics constitute the historical financial statements of the merged companies. The transaction is considered a business combination as MabVax Therapeutics Holdings is considered an operating entity. For accounting purposes, MabVax Therapeutics is treated as the continuing reporting entity.

The issuance of shares of our common stock and preferred stock in the Merger was approved by our stockholders in the annual stockholder meeting held on July 7, 2014. Amendments to our amended and restated certificate of incorporation related to an increase in the authorized number of shares of our common stock and preferred stock and a proposed reverse stock split to maintain NASDAQ listing maintenance standards and other transactions contemplated by the Merger Agreement were not approved at this meeting. As a result of our not getting stockholder approval of a proposed reverse stock split at the July 7, 2014 annual stockholders’ meeting, we were unable to meet all of the listing requirements for the NASDAQ Exchange and our common stock began trading on the OTCQB market under the stock symbol MBVX. There is no impact on accounting for the Merger on July 8, 2014, as a result of not getting stockholder approval on all matters presented at the July 7, 2014 annual meeting.

The purchase price is based upon the fair value of MabVax Therapeutics Holdings (f.k.a. Telik, Inc.) common stock outstanding of 572,887 shares as of July 8, 2014, multiplied by the stock closing price at July 8, 2014 of $11.20, or approximately $6,416,000. The consideration transferred is based on the market price of MabVax Therapeutics Holdings since management has determined that this was the most reliable measure of fair value, taking into consideration a third party valuation we received for financial reporting purposes as outlined under the Financial Accounting Standards Board Accounting Standards Codification Topic 805: Business Combination in connection with the Merger.

The total estimated purchase price of the acquisition as of July 8, 2014 is as follows:

Purchase Consideration:

(In thousands)
Purchase Consideration		$6,416
Telik Assets:
Cash and Cash Equivalents	$1,497
Accounts Receivable	31
Prepaids and Other Current Assets	182
		(1,710)
Telik Liabilities:
Accrued Compensation	$850
Accrued Liabilities	111
Accrued Contingent Termination Fee	591
Warrant Liability	568
		2,120
Goodwill		$6,826

     The Company noted a triggering event relating to its goodwill due to the decrease in public market cap during the year ended December 31, 2014. Factors contributing to a low implied value of the Company on the stock exchange included thinly traded stock and significant stock sales from a significant investor, as well as lack of visibility on public exchanges of potentially dilutive securities that are disclosed in the Company’s public filings, that if converted would show substantially more shares outstanding than reported on public stock exchanges. Therefore, the Company performed a step 1 analysis using an independent valuation firm to determine if there was in fact an impairment of goodwill that needed to be recorded. The valuation took into consideration a recent re-capitalization and financing for the Company as a basis for determining the valuation of the Company and the Company concluded that no impairment had taken place. Goodwill is not deductible for tax purposes.

7. Redeemable Convertible Preferred Stock, Convertible Preferred Stock, Common Stock and Warrants

MabVax Therapeutics Series A and MabVax Therapeutics Series B preferred stock (Pre-Merger MabVax Therapeutics Issuances)

During February 2013 through December 2013, the Company sold an additional 410,557 shares of MabVax Therapeutics Series B redeemable convertible preferred stock in exchange for $2,792,993 in funds, net of issuance costs of $7,007. The Company also issued warrants to purchase an additional 194,281 shares of MabVax Therapeutics Series B redeemable convertible preferred stock at an exercise price of $0.01 per share (the “Series B Warrant”). The Series B Warrant is exercisable immediately and has a term of five years. Because the Series B Warrant is immediately convertible at the option of the holder, the Company recorded a deemed dividend of $691,812 from the beneficial conversion feature associated with the issuance of the MabVax Therapeutics Series B redeemable convertible preferred stock and the Series B Warrant.

The Company valued the warrants at fair value at the date the warrants were issued, using the Black Scholes valuation model with the following assumptions; contractual term of five years, volatility of 86%, no dividend yield and a risk-free interest rate of 0.28%.

As of December 31, 2013, the holders of shares of MabVax Therapeutics Series A redeemable convertible preferred stock and MabVax Therapeutics Series B redeemable convertible preferred stock were entitled to cumulative cash dividends of 8% per annum, when and if declared by the MabVax Therapeutics Board of Directors. Such dividends would have been in preference to and prior to any payment of any dividend on shares of MabVax Therapeutics common stock. Cumulative preferred stock dividends, when and if declared, for the MabVax Therapeutics Series A redeemable convertible preferred stock totaled $2,114,818 and the MabVax Therapeutics Series B redeemable convertible preferred stock totaled $430,944, as of December 31, 2013, and were reduced to zero in February 2014 as a result of the MabVax Therapeutics Series C-1 Preferred Stock Financing.

In January 2014, holders of warrants to purchase shares of MabVax Therapeutics Series B redeemable convertible preferred stock exercised their rights to purchase 194,281 shares of MabVax Therapeutics Series B redeemable convertible preferred stock for proceeds of $1,942.

In February 2014, the holders of MabVax Therapeutics Series A redeemable convertible preferred stock and MabVax Therapeutics Series B redeemable convertible preferred stock waived any rights to all prior accrued dividends they may have had a right to receive and amended the MabVax Therapeutics certificate of incorporation to eliminate their right to accrue dividends in the future as an inducement to buyers in the MabVax Therapeutics Series C-1 Preferred Stock Financing. The effect of this change reduced the liquidation preference for the MabVax Therapeutics Series A redeemable convertible preferred stock by $2,187,762 and the MabVax Therapeutics Series B redeemable convertible preferred stock by $486,938 as of February 12, 2014.

No dividends were ever declared by the MabVax Therapeutics Board of Directors since MabVax Therapeutics’ inception on either of the MabVax Therapeutics Series A redeemable convertible preferred stock or the MabVax Therapeutics Series B redeemable convertible preferred stock.

Removal of Redemption Rights – As of December 31, 2013, the holders of a majority interest of the MabVax Therapeutics Series A redeemable convertible preferred stock and MabVax Therapeutics Series B redeemable convertible preferred stock held a right to redeem (the “MabVax Therapeutics Redemption Right”), at any time on or after the fifth anniversary of the issuance date, upon request of at least 60% of the holders thereof, all of their preferred stock at a redemption price of $6.17 and $6.82 per share of MabVax Therapeutics Series A redeemable convertible preferred stock and MabVax Therapeutics Series B redeemable convertible preferred stock, respectively, exclusive of dividends. Due to these terms, MabVax Therapeutics classified all of the MabVax Therapeutics preferred stock as mezzanine equity (outside of permanent equity) as of December 31, 2013. In March 2014, the majority of holders, or more than 60%, of the MabVax Therapeutics Series A redeemable convertible preferred stock and MabVax Therapeutics Series B redeemable convertible preferred stock agreed by letter commitment to MabVax Therapeutics to relinquish the MabVax Therapeutics Redemption Right, and MabVax Therapeutics reclassified the presentation on the consolidated balance sheets as permanent equity following the agreement.

Liquidation preference – As of December 31, 2013, in the event of any voluntary or involuntary liquidation, dissolution or winding up of MabVax Therapeutics, the MabVax Therapeutics Series A redeemable convertible preferred stockholders and MabVax Therapeutics Series B redeemable convertible preferred stockholders were entitled to be paid an amount equal to $6.17 and $6.82 per share, respectively, plus all declared and unpaid dividends, as adjusted to reflect any stock splits, stock dividends or other recapitalization. In addition, after setting apart or paying in full the MabVax Therapeutics Series A redeemable convertible preferred stock and MabVax Therapeutics Series B redeemable convertible preferred stock liquidation preference, any remaining assets of MabVax Therapeutics available for distribution to its stockholders would have been distributed to all stockholders of MabVax Therapeutics with holders of MabVax Therapeutics preferred stock participating on an as converted basis without actually converting their MabVax Therapeutics preferred stock into shares of MabVax Therapeutics common stock. In the event that upon liquidation or dissolution, the assets and funds of MabVax Therapeutics would have been insufficient to permit the payment to MabVax Therapeutics preferred stockholders of the full preferential amounts, then the entire assets and funds of MabVax Therapeutics legally available for distribution were to be distributed ratably first to the holders of MabVax Therapeutics Series B preferred stock, second to the holders of MabVax Therapeutics Series A preferred stock and third on a pro rata basis to all stockholders of MabVax Therapeutics on an as-converted basis.

Series C-1 preferred stock purchase agreement

On February 12, 2014, MabVax Therapeutics entered into a Securities Purchase Agreement (the “MabVax Therapeutics Securities Purchase Agreement”) and issued 3,697,702 shares of MabVax Therapeutics Series C-1 preferred stock, warrants to purchase 2,055,260 shares of MabVax Therapeutics common stock at $3.62 a share (the “MabVax Therapeutics Series C Common Warrants”) and warrants to purchase 1,848,851 shares of MabVax Therapeutics Series C-1 preferred stock at $0.84 a share (the “MabVax Therapeutics Series C Preferred Warrants”), respectively, for aggregate gross proceeds of $3,100,000, less issuance costs of $126,345 (the “MabVax Therapeutics Series C-1 Financing”). The MabVax Therapeutics Series C Common Warrants and Preferred Warrants were exercisable immediately. The MabVax Series C Common Warrants would have expired on February 13, 2022, and the MabVax Therapeutics Series C Preferred Warrants would have expired upon registration of the shares of MabVax Therapeutics common stock (or a successor entity) under the Securities Act. Because the warrants are immediately convertible at the option of the holder, MabVax Therapeutics recorded a deemed dividend of $2,214,911 from the beneficial conversion feature associated with the issuance of the MabVax Series C-1 preferred stock and the MabVax Therapeutics Series C Common Stock Warrants and the MabVax Therapeutics Series C Preferred Stock Warrants.

In connection with the MabVax Therapeutics Series C-1 Financing, MabVax Therapeutics agreed to use its reasonable best efforts to raise at least an additional $3,000,000 through the sale and issuance of shares of MabVax Therapeutics common stock initially intended to be at $15.08 per share (the “Subsequent Capital Raise”). Substantially all of the investors in the MabVax Therapeutics Series C-1 Financing executed a financing commitment letter (such letters, the “Financing Commitment Letters”) to purchase a pro rata number of shares of MabVax Therapeutics common stock at the purchase price of $15.08 per share, representing in the aggregate at least $750,000, subject to certain terms and conditions, including a condition that MabVax Therapeutics raise at least $3,000,000 from new investors in the Subsequent Capital Raise. In addition, each such commitment letter provided that, in the event that less than $3,000,000 was raised from new investors in the Subsequent Capital Raise and subject to certain terms and conditions, each investor party to such letter was required to purchase shares of MabVax Therapeutics preferred stock to be designated as MabVax Therapeutics Series C-2 convertible preferred stock at $15.08 per share and in the aggregate amount of up to $3,000,000 (the “Backstop Capital Raise”).

On May 12, 2014, MabVax Therapeutics and certain investors amended the MabVax Therapeutics Securities Purchase Agreement to, among other things, (i) lower the price per share of the Subsequent Capital Raise from $15.08 to $9.93 per share, and (ii) provide that the price per share payable by investors as set forth in the Financing Commitment Letters would henceforth be the lower of (A) $15.08 a share and (B) the lowest price paid in the Subsequent Capital Raise. The price per share of the Backstop Capital Raise was not changed as a result of the amendment. On July 7, 2014, prior to the Merger, MabVax Therapeutics raised over $3.0 million from the sale of common stock and the Backstop Capital Raise was no longer in effect.

The MabVax Therapeutics Series C-1 preferred stock allowed the holders to require that MabVax Therapeutics redeem their shares of MabVax Therapeutics Series C-1 preferred stock, including any accrued but unpaid dividends, upon the occurrence of any of the following events (each, a “Triggering Event”): (i) the suspension of trading of common stock following registration of such shares, (ii) the failure to issue shares of MabVax Therapeutics common stock upon conversion of any MabVax Therapeutics Series C-1 preferred stock, (iii) the failure to authorize sufficient shares of MabVax Therapeutics common stock to permit the conversion of all outstanding shares of MabVax Therapeutics Series C-1 preferred stock and exercise of all MabVax Therapeutics Series C Common Warrants and MabVax Therapeutics Series C Warrants, (iv) failure to make certain required payments to the holders in excess of $25,000, (v) a default on indebtedness in the aggregate amount of $100,000, (vi) bankruptcy events, (vii) judgments requiring payments in excess of $100,000, (viii) consummation of a change of control with an entity which did not have a class of securities registered for trading, (ix) failure of MabVax Therapeutics to initiate the process of becoming publicly traded (either through a merger into a public company or the filing of a registration statement) within 4 months of the closing of the MabVax Therapeutics Series C-1 Financing, (x) failure to complete such Merger within one year or such registration within 4 months of the closing of the MabVax Therapeutics Series C-1 Financing, (xi) issuance of common stock in violation of certain restrictions relating to employee equity, (xii) issuance of debt in violation of any agreement relating to the MabVax Therapeutics Series C-1 Financing, (xiii) failure to convert MabVax Therapeutics Series A preferred stock or MabVax Therapeutics Series B preferred stock on or prior to the date shares of MabVax Therapeutics common stock became publicly tradable, (xiv) any deviation of 20% or more from the annual budget approved by such holders, (xv) any deviation of 5% or more with respect to auditing and investors’ relations expenses, (xvi) failure to deliver the 2013 audited financials within 45 days of the closing of the MabVax Therapeutics Series C-1 Financing, (xvii) any deviation of any line item of the 2013 audited financials from those set forth in the 2013 unaudited financials delivered in connection with the MabVax Therapeutics Series C-1 Financing or (xviii) a breach of any representation, warranty, covenant or other term or condition of any agreement relating to the MabVax Therapeutics Series C-1 Financing. Certain Triggering Events had occurred as of May 9, 2014, but were subsequently waived by the holders of the MabVax Therapeutics Series C-1 preferred stock.

On July 8, 2014, the date of the Merger, all MabVax Therapeutics Series C-1 preferred stock was converted into shares of MabVax Therapeutics Holdings Series A-1 preferred stock, and the Triggering Events were removed. Because of the removal of the Triggering Events as of the Merger date, the MabVax Therapeutics Holdings Series A-1 convertible preferred stock is presented on the consolidated balance sheet as permanent equity as of December 31, 2014.

Conversion

After giving effect to the Merger and Reverse Split, the holders of our Series A-1 preferred stock may at any time voluntarily convert each share into a number of fully paid shares of our common stock determined by dividing the liquidation preference (described below) by the initial conversion price of $1.6767 per share. Conversion is subject to (a) proportional adjustment for certain dilutive issuances, splits, combinations and other recapitalizations or reorganizations and (b) a full ratchet anti-dilution adjustment upon issuance of shares of common stock (or securities convertible into shares of common stock) at a price per share (or with a conversion or exercise price per share) less than the applicable conversion price, and subject to customary carve outs and exclusions.

Under the terms described for a mandatory conversion, all outstanding shares of our Series A-1 preferred stock shall be automatically converted into shares of our common stock upon the affirmative election of the holders of a majority of the issued and outstanding shares of our Series A-1 preferred stock. In the event that the Company does not issue the shares of its common stock upon conversion of any shares of its Series A-1 preferred stock, certain penalties, which may be paid in the form of cash or additional shares of its common stock, will accrue. The number of shares of our common stock issuable upon conversion of our Series A-1 preferred stock held by any particular holder, together with all affiliates of such holder, is capped at 4.99% of the issued and outstanding shares of common stock of the Company. Any shares in excess of such amount will be held in abeyance until such time as the issuance of such shares of common stock would not put such holder, together will all affiliates of such holder, above 4.99%. An individual holder may elect to increase this limit to up to 9.99% effective 61 days after providing notice to the Company.

Dividends

The Company’s Series A-1 stockholders are entitled to cumulative dividends on each share held at a rate of 8% per annum on the Stated Value (as defined in the Series A-1 certificate of designations) from and after the first date of issuance of any Series A-1 whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends. Such dividends are in preference to and prior to any payment of any dividend on shares of our Series B preferred stock, our Series C preferred stock or our common stock. If any dividend is declared and paid on any shares of our common stock, Series B preferred stock or Series C preferred stock, a dividend shall be declared and paid on shares of our Series A-1 preferred stock on an “as converted” basis. The Company is accreting the dividends in accordance with the agreement.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, our Series A-1 preferred stockholders shall be paid an amount equal to $1.6767 per share, plus all accrued dividends, as adjusted to reflect any stock splits, stock dividends or other recapitalization. In addition, after setting apart or paying in full the Series A-1 preferred stock, and Series B preferred stock liquidation preference, any remaining assets of the Company available for distribution to stockholders, if any, shall be distributed to all stockholders of the Company with holders of our preferred stock participating on an as converted basis without actually converting their preferred stock into common stock.

In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to its preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably first to the holders of shares of our Series A-1 preferred stock, second to holders of our Series B preferred stock and third on a pro rata basis to all stockholders of the Company on an as-converted basis.

Voting rights

Each holder of our Series A-1 preferred stock is entitled to the number of votes equal to the number of shares of our common stock into which such holder’s shares are convertible. In addition, the consent of the Required Holders (as defined in the Series A-1 preferred stock certificate of designations) is required in certain circumstances.

Registration of Common Stock Issuable upon Conversion of Series A-1 Preferred Stock, and Conversions

On October 14, 2014, the Company filed an Amendment No. 1 to a Registration Statement on Form S-1 (the “Form S-1”) that was initially filed on September 29, 2014, for the purpose of registering additional shares of MabVax Therapeutics Holdings common stock issuable upon conversion of outstanding shares of MabVax Therapeutics Holdings Series A-1 preferred stock. The Form S-1, as amended, to register 1,615,070 shares of common stock, was declared effective by the SEC at 4:00 p.m. Eastern Standard Time on November 12, 2014.

From November 13, 2014, to December 31, 2014, holders of Series A-1 preferred stock converted 1,169,452 shares into 693,335 shares of common stock.

Exercise of MabVax Therapeutics Series C Preferred Warrants

On July 7, 2014, MabVax Therapeutics received $1.5 million in exchange for the exercise by holders of the MabVax Therapeutics Series C Preferred warrants to purchase 1,827,979 shares of MabVax Therapeutics Series C-1 preferred stock.

MabVax Therapeutics Holdings Series B Redeemable Convertible Preferred Stock

On May 12, 2014 (the “Closing Date”), MabVax Therapeutics Holdings entered into a securities purchase agreement (the “Series B Purchase Agreement”) with certain purchasers the “Purchasers” pursuant to which MabVax Therapeutics Holdings agreed to issue and sell to the Purchasers, subject to customary closing conditions, an aggregate of 1,250,000 shares of MabVax Therapeutics Series B redeemable convertible preferred stock and warrants (the “Series B Common Warrants”) to purchase up to an additional 78,125 shares of MabVax Therapeutics Holdings common stock, with an aggregate purchase price of $2,500,000, or $2.00 for each share of our Series B redeemable convertible preferred stock and related Series B Common Warrant (such transaction collectively, the “Series B Private Placement”). The closing of the Series B Private Placement took place on the Closing Date.

On May 8, 2014, MabVax Therapeutics Holdings filed a certificate of designation for the MabVax Therapeutics Holdings Series B preferred stock with the Secretary of State of the State of Delaware. The certificate of designations authorized 1,250,000 shares of Series B preferred stock. Holders of MabVax Therapeutics Series B redeemable convertible preferred stock (the “Holders”) are entitled to cumulative dividends on each share held at a rate of 8% per annum on the Stated Value (as defined in the certificate of designations). Upon a liquidation event, the Holders are entitled to a liquidation preference per share, prior to any distribution of the Company’s assets to the holders of its common stock, in an amount equal to the Stated Value plus accrued and unpaid dividends. After payment to the Holders of the full preferential amount, the Holders will, on a pari passu basis with the holders of the Company’s common stock, participate in the distribution of any remaining assets of the Company, subject to certain limitations. Each Holder may elect to convert their Series B preferred stock into shares of the Company’s common stock at the applicable conversion rate in effect at the time of such conversion. However, the Company shall not effect conversion of the Series B redeemable convertible preferred stock to the extent such conversion would result in the beneficial owner acquiring beneficial ownership of more than 4.99% of the Company’s outstanding common stock post-conversion, including any shares of its common stock issuable upon exercise or conversion of other convertible securities held by such beneficial owner. The Company obtained stockholder approval for the securities being issued in the Series B Private Placement at the annual stockholder meeting held on July 7, 2014. The conversion rate is subject to full ratchet anti-dilution protection upon certain dilutive issuances of our common stock or convertible securities of the Company. Such conversion price will be subject to adjustment from and after the earlier of: (i) the date that some or all of the Registerable Securities (as defined below) have become registered pursuant to an effective registration statement and (ii) six months after the Closing Date at which time the conversion price of the Series B preferred stock shall equal the lower of (a) the initial conversion price and (b) 90% of the average of the 10 lowest weighted average prices of the Company’s common stock during the 20 trading days immediately preceding applicable date of the conversion, of which the latter condition was reached on November 14, 2014. The Holders may also require the Company to redeem their shares of Series B redeemable convertible preferred stock prior to a change of control, as set forth in the certificate of designations. The certificate of designations further provides that the Holders are entitled to certain participation rights on issuances by the Company to holders of common stock in order to maintain their proportionate ownership, subject to certain customary exclusions, such as issuances pursuant to Company option plans, and in connection with the Merger.

The Series B Common Warrants became exercisable six months from the Closing Date, or November 12, 2014, expire five years from the Closing Date and may be exercised for cash or otherwise may be net-exercised. The Series B Common Warrants initially had a per share exercise price of $26.64. On the 60th day following the earlier of (i) the date all of the shares underlying the Warrants become registered pursuant to an effective registration statement and (ii) six months following the Closing Date (in each case, the “Reset Date”), the exercise price shall be reset to equal the lower of (i) the current exercise price and (ii) 90% of the average of the 10 lowest weighted average prices of Common Stock during the 20 trading days immediately preceding the Reset Date. The price was reset to $1.57 on January 11, 2015. The exercise price is subject to full ratchet anti-dilution adjustment for any issuances of common stock and convertible securities for common stock below the current conversion price, consistent with the terms of the Series B preferred stock.

In connection with the Series B Private Placement, the Company also entered into a Registration Rights Agreement with the Purchasers (the “Series B Registration Rights Agreement”). Pursuant to the Series B Registration Rights Agreement, the Company agreed to file a registration statement with the SEC covering resales of the Warrant Shares and the shares issuable upon conversion of the Series B preferred stock (together, the “Series B Registerable Securities”) by the Purchasers no later than 60 days following the Closing Date, and to use its commercially reasonable best efforts to have such registration statement declared effective as soon as practicable. The Company bears all expenses of such registration of the resale of the Registerable Securities. On September 3, 2014, the Required Holders (as defined in the Series B preferred stock certificate of designations) temporarily waived the 60 day registration deadline for a five day period.

As a result of the Series B Warrants’ anti-dilution provision, the Series B Warrants are recorded as a current liability on our consolidated balance sheet. The outstanding warrant was valued at $92,463 and $567,885 as of December 31, 2014, and July 8, 2014 or the acquisition date, respectively. Our outstanding warrants are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded in the consolidated statements of operations.

Warrants are valued using the Black-Scholes-Merton model. The warrant has only partial down round protection, as it has a price reset only on a down round financing, and not an increase in number of shares convertible with the warrant. The Company concluded that using the Black-Scholes-Merton model for the valuation as of December 31, 2014, is fairly accurate compared to a recent buyout offer. The fair value of warrants is estimated using the following assumptions, which, except for risk-free interest rate, are Level 3 inputs:

Warrant liability valuation assumptions

	As of December 31, 2014	As of July 8, 2014

Risk-free interest rate	1.75%	1.60%
Dividend yield	—%	—%
Expected volatility	86.67%	101.60%
Expected life of options, in years	4.36	4.90
Market price for common stock	$1.82	$11.60
Warrant exercise price, adjusted	$1.80	$26.64

The following table presents information about our financial instruments that are measured at fair value on a recurring basis as of December 31, 2014 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Basis of Fair Value Measurement at December 31, 2014
	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial liabilities:
Warrants	$92,463	$—	$—	$92,463
Total financial liabilities	$92,463	$—	$—	$92,463

  The changes in the value of the warrant liability during the year ended December 31, 2014 were as follows:

Fair value - beginning of year	$—
Fair value on acquisition	567,885
Change in fair value	(475,422)
Fair value - end of year	$92,463

  There were no transfers between Level 1 and Level 2 measurements for the years ended December 31, 2014 and no required disclosure as of December 31, 2013.

Exchange Agreement and Series C Preferred Stock

On September 3, 2014, MabVax Therapeutics Holdings and certain holders of its issued and outstanding common stock entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which such holders agreed to exchange 148,713 shares of MabVax Therapeutics Holdings common stock for an aggregate of 118,970 shares of newly designated MabVax Therapeutics Holdings Series C preferred stock. From October to December 2014, holders converted 22,399 shares of Series C preferred stock into 28,000 shares of common stock.

As contemplated by the Exchange Agreement and as approved by the Board of Directors, the Company filed with the Secretary of State of the State of Delaware a certificate of designations for the Series C preferred stock, on September 3, 2014. Holders of the Series C preferred stock are entitled to vote on an as converted basis on matters presented to the Company’s stockholders and, upon liquidation, share in distributions on a pari passu basis with the holders of the Company’s common stock in amounts available for distribution following payments required to be made to the holders of the Series A-1 preferred stock and Series B preferred stock. Each share of Series C preferred stock is convertible into 1.25 shares of our common stock subject to adjustment and the conversion limitations set forth in the Series C certificate of designations. When and as declared by the Board of Directors, the holders of the Series C preferred stock shall be entitled to receive dividends on an as converted basis (without regard to any limitations on conversion) with the holders of the Company’s common stock.

The terms of the Exchange Agreement and Series C Certificate of Designations were determined by arms-length negotiation between the parties. The shares of common stock issuable pursuant to the Exchange Agreement have been, or will be, upon settlement, issued in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act for securities exchanged by an issuer and an existing security holder where no commission or other remuneration is paid or given directly or indirectly by the issuer for soliciting such exchange.

MabVax Common Stock Financing

From June 27 to July 7, 2014, MabVax Therapeutics Holdings issued approximately 326,000 shares of common stock for aggregate proceeds of approximately $2,884,000, net of issuance costs of approximately $156,000, in a private placement transaction (the “MabVax Common Stock Private Placement”), pursuant to Common Stock Purchase Agreements by and among MabVax Therapeutics and certain institutional investors party thereto (the “MabVax Purchase Agreements”). Pursuant to the MabVax Purchase Agreements, MabVax Therapeutics agreed to issue the purchasers participating in closings held under the MabVax Common Stock Private Placement prior to the closing of the Merger additional “anti-dilution” shares of MabVax Therapeutics common stock, for no additional consideration should MabVax Therapeutics sell shares of its common stock in the future (subject to certain customary exceptions, such as upon the conversion or exercise of then outstanding convertible securities, the securities issued in the Merger and issuances under the MabVax Therapeutics option plan) at a price lower than $9.14 per share prior to the first to occur of (x) December 31, 2015 and (y) the date on which MabVax Therapeutics raises an aggregate of $10,000,000. The number of additional shares would be calculated on a weighted average based on the price per share of equity securities sold by MabVax Therapeutics following the initial closing of the MabVax Common Stock Private Placement and in no event would a purchaser be issued a number of additional shares of MabVax Therapeutics common stock in excess of 33% of the number of shares initially purchased by such purchaser and held as of the date of any anti-dilution adjustment. These shares of MabVax Therapeutics common stock issued in the MabVax Common Stock Private Placement were converted into shares of MabVax Therapeutics Holdings common stock in connection with the Merger. MabVax Therapeutics’ obligations with respect to the anti-dilution provisions in the Merger were assumed by MabVax Therapeutics Holdings, and these provisions now apply to sales of MabVax Therapeutics Holdings common stock. As of December 31, 2014, no sales of common stock had taken place since the MabVax Common Stock Private Placement that would have caused the issuance of anti-dilution shares.

Temporary Waiver of Warrant Exercise Period

On the effective date of the Merger and pursuant to the Merger Agreement, MabVax Therapeutics Holdings issued as part of its securities to the holders of MabVax Therapeutics in exchange for securities owned by MabVax Therapeutics’ security holders, warrants to purchase up to an aggregate of 2,055,268 shares of MabVax Therapeutics Holdings common stock, with an exercise price of $3.62 per share and expiring on July 10, 2023 (the “Merger Warrants”).

The preamble of the Merger Warrants contains limitations prohibiting the Merger Warrant holders from exercising the Merger Warrants prior to the one year anniversary of the effective date of the Merger, or July 8, 2015.

On September 3, 2014, the Company sent a letter to the holders of the issued and outstanding Merger Warrants (the “Waiver Letter”), waiving, on a limited basis from September 3 through September 12, 2014, the requirement set forth in the preamble of the Merger Warrants that the Merger Warrants may not be exercised until July 8, 2015, and permitting the Merger Warrants to be exercised, either through payment of the exercise price or on a net “cashless” basis, at any time during the period commencing on the date of the letter and ending on and including September 12, 2014 (the “Waiver Period”). The Waiver Letter also provides that, with respect to exercises pursuant to the Waiver Letter during the Waiver Period, the number of shares of common stock issuable upon cashless exercise shall be determined in accordance with the formula set forth in the Waiver Letter rather than the formula set forth in Section 1(d) of the Merger Warrant.

On October 3, 2014, following the Company’s delivery on September 30, 2014, of a second letter to the holders of the issued and outstanding Merger Warrants (the “Waiver Extension Letter”), waiving, on a limited basis for a four day period, the requirement set forth in the preamble of the Merger Warrants that the Merger Warrants may not be exercised until July 8, 2015, and permitting the Merger Warrants to be exercised, either through payment of the exercise price or on a net “cashless” basis, at any time during the period commencing on the date of the letter and ending on and including October 3, 2014 (the “Waiver Extension Period”). The Waiver Extension Letter also provides that, with respect to exercises pursuant to the Waiver Extension Letter during the Waiver Extension Period, the number of shares of the Company’s common stock issuable upon cashless exercise shall be determined in accordance with the formula set forth in the Waiver Extension Letter rather than the formula set forth in Section 1(d) of the Merger Warrant.

The Company’s management issued the temporary waiver of the warrant exercise period with the intention of gradually increasing the number of its publicly held shares in furtherance of the Company’s continued efforts to satisfy NASDAQ’s Initial Listing Standards and regain trading eligibility for shares of its common stock on the NASDAQ Capital Market. Shares of the Company’s common stock issued upon exercise of the Merger Warrants will not be registered for resale during the Waiver Extension Period and will be subject to resale restrictions per Rule 144 as promulgated by the Securities Act.

For the year ended December 31, 2014, 488,659 additional shares of the Company’s common stock had been issued pursuant to the exercise and delivery of 775,219 Merger Warrants in accordance with the terms of the Waiver Letter and the Waiver Extension Letter. As of December 31, 2014, the number of warrants outstanding was 1,280,049 shares and 78,125 shares of the Merger Warrants exercisable into common stock and the Series B Common Warrants, respectively.

8. Related Party Transactions

The Company incurred consulting fees of $240,000 with a former board member and another founder of the Company during the year ended December 31, 2013. The Company recorded a $240,000 related party liability as of December 31, 2013.

In February 2014, MabVax Therapeutics issued approximately 44,000 shares of common stock to related parties in settlement of $240,000 in related party liabilities for consulting services.

In connection with the Merger, MabVax Therapeutics Holdings (f.k.a. Telik, Inc.) signed separation agreements in May 2014 with nine employees and agreed to pay severances and health benefits upon closing of the Merger subject to certain provisions in the agreement. The total in severance and benefits costs to be paid out subsequent to the Merger is approximately $748,000. At December 31, 2014, the accrued severance and benefits costs are approximately $6,000.

9. Stock-based Activity

Stock Incentive Plan

In September 2008, the Company’s stockholders approved the 2008 Stock Incentive Plan (the “2008 Plan”) which became effective in September 2008 and under which 65,507 shares of the Company’s common stock were initially reserved for issuance to employees, non-employee directors and consultants of the Company. In November 2012, the Company increased the authorized shares under the plan to 155,893. On February 14, 2013, the 2008 Plan terminated and no further grants of equity may be made thereunder.

In June 2014, MabVax Therapeutics Inc.’s stockholders approved the amended 2014 Stock Incentive Plan (the “2014 Plan”) which became effective and was adopted by the Company in the Merger in July 2014. The 2014 Plan authorized the issuance of up to 351,443 shares, 152,017 of which are contingent upon the forfeiture, expiration or cancellation of the 2008 Reserved Shares.

The 2014 Plan provides for the grant of incentive stock options, non-incentive stock options, stock appreciation rights, restricted stock awards, and restricted stock unit awards to eligible recipients. The maximum term of options granted under the Stock Plan is ten years. Employee option grants will generally vest 25% on the first anniversary of the original vesting date, and the balance vests monthly over the next three years. The vesting schedules for grants to non-employee directors and consultants will be determined by the Company’s Compensation Committee. Stock options are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable stock plan agreement.

Stock-based Compensation

Total estimated stock-based compensation expense, related to all of the Company’s stock-based payment awards recognized under ASC 718, “Compensation—Stock Compensation” was comprised of the following:

	Years Ended December 31,
	2014	2013
Research and development	$163,019	$166,796
General and administrative	441,957	159,848
Total share-based compensation expense	$604,976	$326,644

Stock-based Award Activity

The following table summarizes the Company’s stock option activity for the years ended December 31, 2014 and 2013:

	Options Outstanding	Weighted- Average Exercise Price
Outstanding at December 31, 2012	58,639	$0.83
Granted	93,378	1.44
Exercised	—	—
Forfeited/cancelled/expired	—	—
Outstanding at December 31, 2013	152,017	$1.19
Granted	90,876	8.47
Exercised	—	—
Forfeited/cancelled/expired	—	—
Outstanding and expected to vest at December 31, 2014	242,893	$3.92
Vested and exercisable at December 31, 2014	154,877	$3.77

The total unrecognized compensation cost related to unvested stock option grants as of December 31, 2014 was $750,405 and the weighted average period over which these grants are expected to vest is 2.5 years. The Company has assumed a forfeiture rate of zero. The weighted average remaining contractual life of stock options outstanding at December 31, 2014 is 7.9 years.

None of the stock options granted to employees during the year ended December 31, 2014 were vested at December 31, 2014, as they generally vest over a four year period and vesting does not start until the one-year anniversary of the grant date. During the year ended December 31, 2014, the Company granted five new board members appointed in connection with the Merger an aggregate of 55,580 in stock options, which were immediately vested on the grant date.

Valuation Assumptions

The Company used the Black-Scholes-Merton option valuation model, or the Black Scholes model, to determine the stock-based compensation expense recognized under ASC 718. The Company’s expected stock-price volatility assumption was based solely on the weighted average of the historical and implied volatility of comparable companies whose share prices are publicly available. The expected term of stock options granted was based on the simplified method in accordance with Staff Accounting Bulletin No. 110, or SAB 110, as the Company’s historical share option exercise experience did not provide a reasonable basis for estimation. The risk-free interest rate was based on the U.S. Treasury yield for a period consistent with the expected term of the stock award in effect at the time of the grant.

	Years Ended December 31,
	2014	2013
Risk-free interest rate	0.1 to 2%	0.6%
Dividend yield	—%	—%
Expected volatility	84 to 100%	86%
Expected life of options, in years	5 and 6.25	5
Weighted-average grant date fair value	$4.73	$11.84

Because the Company had a net operating loss carryforward as of December 31, 2014, no tax benefits for the tax deductions related to stock-based compensation expense were recognized in the Company’s Consolidated Statements of Operations. Additionally, no stock options were exercised in the years ended December 31, 2014 and 2013.

Common stock reserved for future issuance

Common stock reserved for future issuance consists of the following at December 31, 2014:

Common stock reserved for conversion of preferred stock and warrants	2,591,256
Common stock options outstanding	242,893
Authorized for future grant or issuance under the Stock Plan	326,431
Total	3,160,580

10. Net Loss per Share

The Company calculates basic and diluted net loss per share using the weighted-average number of shares of common stock outstanding during the period.

When the Company is in a net loss position, it excludes from the calculation of diluted net loss per share all potentially dilutive stock options, preferred stock and warrants, and the diluted net loss per share is the same as the basic net loss per share for such periods. If the Company was to be in a net income position, the weighted-average number of shares used to calculate the diluted net income per share would include the potential dilutive effect of in-the-money securities, as determined using the treasury stock method.

The table below presents the potentially dilutive securities that would have been included in the calculation of diluted net loss per share if they were not antidilutive for the periods presented.

	Years Ended December 31,
	2014	2013
Stock options	44,615	103,417
MabVax Series A redeemable convertible preferred stock	137,607	265,749
MabVax Series B redeemable convertible preferred stock	156,247	189,020
MabVax Series C-1 redeemable convertible preferred stock	412,444	—
Series B redeemable convertible preferred stock	102,895	—
Series A-1 preferred stock	742,658	—
Series C preferred stock	47,023	—
Total	1,643,489	558,186

11. Contracts and Agreements

NCI Sarcoma Vaccine Grant

     In July 2010, the National Cancer Institute (“NCI”) awarded the Company a Small Business Innovation Research (“SBIR”) Program grant to support the Company’s program to conduct a Phase II clinical trial for a vaccine intended to prevent the recurrence of sarcoma (the “NCI Sarcoma Vaccine Grant”). The Company received the Phase II portion of the grant, which amounted to approximately $1,829,000 and covered the period from April 2011 to January 2013. The Company records revenue associated with the NIH Grants as the related costs and expenses are incurred. For the year ended December 31, 2013, the Company recorded $201,355 of revenue associated with the NCI Sarcoma Vaccine Grant.

NCI Neuroblastoma Vaccine Grant

     In July 2012, the NCI awarded the Company a SBIR Program grant to support the Company’s program to manufacture the clinical material and develop an Investigational New Drug Application for a vaccine to prevent the recurrence of Neuroblastoma (the “NCI Neuroblastoma Vaccine Grant”). The project period for Phase I of the grant ended in December 2012 and the Company received a one-year extension on the project. The Company records revenue associated with the NIH Grants as the related costs and expenses are incurred. For the years ended December 31, 2014 and 2013, the Company recorded $32,355 and $102,521 of revenue associated with the NCI Neuroblastoma Vaccine Grant, respectively.

NCI PET Imaging Agent Grant

In September 2013, the NCI awarded the Company a SBIR Program Contract to support the Company’s program to develop a PET imaging agent for pancreatic cancer using a fragment of the Company’s 5B1 antibody (the “NCI PET Imaging Agent Grant”). The project period for Phase I of the grant award of approximately $250,000 covered a nine-month period which commenced in September 2013 and ended in June 2014.

On August 25, 2014, the Company was awarded a $1.5 million contract for the Phase II portion of the NCI PET Imaging Agent Grant. The contract is intended to support a major portion of the preclinical work being conducted by the Company, together with its collaboration partner, MSK, to develop a novel Positron Emission Tomography (“PET”) imaging agent for detection and assessment of pancreatic cancer. The total contract amount for Phase I and Phase II of approximately $1,749,000 supports research work through June 2016.

The Company records revenue associated with the NCI PET Imaging Agent Grant as the related costs and expenses are incurred. For the years ended December 31, 2014 and 2013, the Company recorded $271,820 and $62,492 of revenue associated with the NCI PET Imaging Agent Grant, respectively.

Juno Therapeutics Option Agreement

On August 29, 2014, MabVax Therapeutics entered into an Option Agreement (the “Option Agreement”) with Juno Therapeutics, Inc. (“Juno”). Pursuant to the Option Agreement, MabVax Therapeutics granted Juno the option to obtain an exclusive, world-wide, royalty-bearing license (the “License”) authorizing Juno to develop, make, have made, use, import, have imported, sell, have sold, offer for sale and otherwise exploit certain patents MabVax Therapeutics developed with respect to fully human antibodies with binding specificity against human GD2 or sialyl Lewis A antigens (the “Patents”) and certain MabVax Therapeutics controlled biologic materials. Juno may exercise its option to purchase the License until the earlier of June 30, 2016 or 90 days from the date MSK completes its research with respect to the Patents in accordance with the terms of agreements by and between MSK and MabVax Therapeutics.

The Option Agreement may be terminated by either party (i) upon material breach of the other party if the breach is not cured within 30 days, or (ii) with 60 days’ prior written notice in the event the other party becomes the subject of a voluntary or involuntary petition in bankruptcy. Juno may terminate the Option Agreement at any time upon 30 days’ prior written notice. MabVax Therapeutics may terminate the Option Agreement if Juno, or any Juno employee or affiliate, is a party to any action or proceeding in which Juno, or any Juno employee or affiliate, opposes the Patents or otherwise seeks a determination that any of the Patents are invalid or unenforceable if Juno, or as applicable, its employee and/or affiliate, fails to discontinue its involvement in such an action within 10 days of receiving notice from MabVax Therapeutics.

As consideration for the grant of the exclusive option to purchase the License, Juno has agreed to pay MabVax Therapeutics a one-time up-front option fee in the low five figures. Should the option be exercised, MabVax Therapeutics would expect to negotiate with Juno to pay amounts that include MabVax Therapeutics license fees, milestone payments, and royalty-based compensation in connection with entering into a License. The terms of the License including the financial terms are expected to be agreed upon at a future date.

12. Commitments and contingencies

Litigation

On May 30, 2014, a class action lawsuit was commenced in Santa Clara County Superior Court, State of California, on behalf of Cadillac Partners and others similarly situated, naming as defendants, MabVax Therapeutics, the Company and the Company’s directors, Hudson Bay Capital Management LP, Bio IP Ventures LLC, Hudson Bay Master Fund Ltd., and Hudson Bay IP Opportunities Master Fund LP. The suit alleged the defendants breached certain fiduciary duties, or aided and abetted a breach of fiduciary duties, in connection with the Company’s Merger with MabVax Therapeutics. In support of their purported claims, the plaintiff alleged, among other things, that the Company’s board has historically failed to fulfill its fiduciary duty to its stockholders, and claiming with respect to the Series B Private Placement and the Merger, the such transactions involved an inadequate sales process and included preclusive deal protection devices, and that the Company’s board of directors would receive personal benefits not available to its public stockholders as a result of the Merger. The plaintiff sought to enjoin the Merger and obtain damages as well as attorneys’ and expert fees and costs.

On June 29, 2014, the parties entered into a Stipulation and Settlement (the “Settlement”), pursuant to which the Company agreed to file with the SEC certain supplemental disclosures in connection with the Merger. The Settlement is subject to certain confirmatory discovery to be undertaken by the plaintiff and to the parties’ agreement on the payment of the plaintiff’s attorneys’ fees and expenses.

On July 16, 2014, the Company and all other parties to the litigation entered into an agreement which, if consummated, will settle the litigation (the “Proposed Settlement”). Among many other terms, under the Proposed Settlement the Company and all defendants will receive a broad release of any and all claims pertaining to the Series B Private Placement, the Merger, the prior disclosure and a wide variety of other matters. The Proposed Settlement also calls for the parties to ask the court to, among other things, enter orders enjoining other stockholders from bringing similar actions, certifying the putative settlement class, and approving the Proposed Settlement as a fair, final, and binding resolution of the litigation. Under the Proposed Settlement, the Company and the other defendants have expressly denied the allegations of the complaint and denied engaging in any other misconduct, nor will any of them make any payment or in any respect amend the negotiated terms of the since-consummated Series B Private Placement and Merger. Finally, under the Proposed Settlement, the Company and the other defendants have not agreed to pay any legal fees, or reimburse any expenses, allegedly incurred by the plaintiffs who filed the complaint; instead, the Company expects that counsel for those plaintiffs will present any such disputed claim for legal fees and expenses to the court for resolution.

Operating Leases

In connection with the Merger, the Company recorded a $590,504 contingent lease termination fee, related to the termination of the master lease and sublease of the Porter Drive Facility by MabVax Therapeutics Holdings (f.k.a. Telik, Inc.), which is payable to ARE-San Francisco No. 24 (“ARE”) if the Company receives $15 million or more in additional financing in the aggregate, but otherwise forgiven.

The Company leases its corporate office and laboratory space under an operating lease that, as amended on August 1, 2010, expires on July 31, 2015. The lease contains an option to cancel at various dates prior to the termination date by paying a cancellation penalty. The Company has provided a refundable security deposit of $11,017 to secure its obligations under the lease, which has been included in other long-term assets in the accompanying consolidated financial statements. We recognize rent expense on a straight-line basis over the term the lease. Rent expense of $115,118 and $138,783 was recognized in the years ended December 31, 2014 and 2013, respectively.

Minimum future annual operating lease obligations are as follows as of December 31, 2014:

2015	$77,117
Total	$77,117

Restructuring Plan upon Closing of the Merger

In connection with the Merger, the Company signed separation agreements in May 2014 with nine employees and agreed to pay severances and health benefits upon closing of the Merger subject to certain provisions in the agreements. Approximately $6,000 in severance and benefits costs remain as of December 31, 2014.

13. Income taxes
The components of the provision for income taxes for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Current:
Federal	$—	$—
State	—	—
	—	—
Deferred:
Federal	$—	$—
State	—	—
	—	—
Income tax expense	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows as of December 31, 2014 and 2013:

	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$9,478,000	$4,932,000
Tax credits	4,128,000	90,000
Accrued expenses and other	225,000	35,500
Total deferred tax assets	13,831,000	5,057,500
Less valuation allowance	(13,831,000)	(5,057,500)
Net deferred tax assets	$—	$—

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that the deferred tax assets will not be realized. Due to such uncertainties surrounding the realization of the Company’s deferred tax assets, the Company maintains a valuation allowance of $13,831,000 against its deferred tax assets as of December 31, 2014. Realization of the deferred tax assets will be primarily dependent upon the Company’s ability to generate sufficient taxable income prior to the expiration of its net operating losses.

During the year, MabVax Therapeutics, Inc. merged with Telik, Inc. in a tax-free reorganization. As a result of the merger, all components of Telik’s deferred tax assets are now included as deferred tax assets of MabVax Therapeutics, Inc. These pre-merger deferred tax assets are net operating loss carryforwards of $1,672,000, research and development credit carryforwards of $3,903,000, as well as other deferred tax asset items of $53,000, in total equaling $5,628,000. The current year change in these assets has been reflected in the provision for income taxes.

As of December 31, 2014, the Company had net operating loss carryforwards of approximately $23,909,000 and $23,773,000 for federal and state income tax purposes, respectively. These may be used to offset future taxable income and will begin to expire in varying amounts in 2028 to 2034. The Company also has research and development credits of approximately $194,000 and $5,960,000 for federal and state income tax purposes, respectively. The federal credits may be used to offset future taxable income and will begin to expire at various dates beginning in 2030 through 2034. The state credits may be used to offset future taxable income, and such credits carryforward indefinitely.

The Company is subject to taxation in the U.S. and California jurisdictions. Currently, no historical years are under examination. The Company’s tax years ending December 31, 2014 and 2013 are subject to examination by the U.S. and state taxing authorities due to the carryforward of unutilized net operating losses and research and development credits.

Utilization of the Company’s net operating loss carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to an “ownership change” that may have occurred, or that could occur in the future, as defined and required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards and research and development credit carryforwards, and other tax attributes that can be utilized annually to offset future taxable income and tax, respectively. Any limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development credit carryforwards before utilization. The net operating loss carryforwards and research and development credit carryforwards inherited as a result of the merger with Telik, Inc. have been severely limited under these rules and will likely not be realized.

In general, an “ownership change” results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. The Company intends to complete a study in the future to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation, and will complete such study before the use of any of the aforementioned attributes.

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory tax rate (34% in 2014 and 2013) to income taxes as follows:

	2014	2013
Tax benefit computed at 34%	$(2,692,100)	$(1,375,300)
State tax provision, net of federal tax benefit	(462,800)	(227,400)
Change in valuation allowance	3,146,000	1,542,600
Other	8,900	60,100
Tax provision (benefit)	$—	$—

The Company has adopted ASC 740-10-25. This interpretation clarifies the criteria for recognizing income tax benefits under ASC 740, “Accounting for Income Taxes”, and requires additional disclosures about uncertain tax positions. Under ASC 740-10-25 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement.

14. Subsequent Events

On January 11, 2015, the Series B Common Warrants reached the Reset Date, in accordance with the original terms of the agreement, and the warrant exercise price was reset to $1.57.

On January 14, 2015, holders of the Series C preferred stock converted 96,571 shares into 120,714 shares of common stock.

Between January 10, 2015 and February 25, 2015, holders of the Series A-1 preferred stock converted 64,019 shares into 38,456 shares of common stock.

Between March 3, 2015 and March 20, 2015, holders of the Company’s Series B Preferred Stock converted a total of 106,437 of those shares into 276,883 shares of common stock.

Exchange of Preferred Stock and Warrants

On March 25, 2015, the Company entered into separate exchange agreements (the “Exchange Agreements”) with certain holders (each an “Exchange Holder”; collectively the “Exchange Holders”) of the Company’s Series A-1 preferred stock and Merger Warrants (the “Series A-1 Exchange Securities”) and holders of the Company’s Series B preferred stock and Series B Warrants (the “Series B Exchange Securities” and, collectively with the Series A-1 Exchange Securities, the “Exchange Securities”), all previously issued by the Company. Pursuant to the Exchange Agreements, the Exchange Holders exchanged the Exchange Securities and relinquished any and all other rights they may have had pursuant to the Exchange Securities, their respective governing agreements and certificates of designation, including any related registration rights, in exchange for an aggregate of 2,588,407 shares of the Company’s common stock and an aggregate of 237,647 shares of the Company’s newly designated Series D Convertible preferred stock (the “Series D preferred stock” and together with the common stock issuable pursuant to the Exchange Agreements and the common stock issuable upon conversion of the Series D preferred stock, the “Securities”).

Additionally, for as long as a certain principal holder of Exchange Securities holds Securities issued pursuant to the Exchange Agreements, subject to certain exceptions, the Company is restricted from issuing any shares of common stock or securities convertible into common stock, enter into any equity line of credit or issue any floating or variable priced equity linked instrument.

No commission or other payment was received by the Company in connection with the Exchange Agreements.

Series D Preferred Stock

As contemplated by the Exchange Agreements and as approved by the Company’s Board of Directors, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D Certificate of Designations”), on March 25, 2015. Pursuant to the Series D Certificate of Designations, the Company designated 1,000,000 shares of its blank check preferred stock as Series D preferred stock. Each share of Series D preferred stock has a stated value of $0.01 per share. In the event of a liquidation, dissolution or winding up of the Company, each share of Series D preferred stock will be entitled to a per share preferential payment equal to the stated value. Each share of Series D preferred stock is convertible into 100 shares of common stock. The conversion ratio is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. The Company is prohibited from effecting the conversion of the Series D preferred stock to the extent that, as a result of such conversion, the holder beneficially owns more than 4.99% (provided that certain investors elected to block their beneficial ownership initially at 2.49% in the Exchange Agreements), in the aggregate, of the issued and outstanding shares of the Company’s common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series D preferred stock (the “Beneficial Ownership Limitation”). Each share of Series D preferred stock entitles the holder to vote on all matters voted on by holders of common stock. With respect to any such vote, each share of Series D preferred stock entitles the holder to cast such number of votes equal to the number of shares of common stock such shares of Series D preferred stock are convertible into at such time, but not in excess of the Beneficial Ownership Limitation.

After giving effect to the transactions contemplated by the Exchange Agreements, and prior to Private Placement Financing noted in our Subsequent Events the Company had 5,827,327 shares of common stock issued and outstanding and 237,647 shares of Series D preferred stock outstanding convertible into an aggregate of 23,764,700 shares of common stock, without giving effect to any Beneficial Ownership Limitation.

As of March 25, 2015, pursuant to the terms of the Exchange Agreements, the MabVax Therapeutics Securities Purchase Agreement, Series A-1 Registration Rights Agreement, the Series B Purchase Agreement and the Series B Registration Rights Agreement were terminated, and all rights covenants, agreements and obligations contained therein, are of no further force or effect.

Private Placement Transaction

On March 31, 2015 the Company accepted subscription agreements (the “Subscription Agreements”) in a private placement issuance of 6,661,000 Units, as described below, and received proceeds of $4,662,957, net of $332,793 in issuance costs. The Company also agreed to issue and sell, subject to customary closing conditions, additional Units for an aggregate private placement of up to 21,333,333 shares of the Company’s common stock (or, for purchasers who would hold 5% or more of the Company’s common stock, shares of the Company’s Series E Convertible preferred stock, par value $0.01 per share (the “Series E preferred stock”) convertible into an equivalent number of shares of such common stock) (such shares of common stock and Series E preferred stock, the “PIPE Shares”) and, for each share of common stock so purchased (or issuable upon conversion of each share of Series E preferred stock so purchased) warrants to purchase one-half of one share of common stock (collectively, the “Private Placement” and the “PIPE Warrants” and, together with the PIPE Shares, the “Units”). Upon closing, the Company will sell Units with an aggregate purchase price of up to $16,000,000 (or $0.75 for each Unit). The Series E preferred stock is described below.

The PIPE Warrants are exercisable upon issuance at the Closing Date (as defined in the Subscription Agreement), expire 30 months from the Closing Date and may be exercised for cash or on a cashless basis. The PIPE Warrants will initially have a per share exercise price of $1.50, subject to certain adjustments. The Company is prohibited from effecting the exercise of the PIPE Warrants to the extent that, as a result of such exercise, the holder beneficially owns more than 4.99% in the aggregate, of the issued and outstanding shares of the Company’s common stock calculated immediately after giving effect to the issuance of shares of common stock upon the exercise of the PIPE Warrants.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement with the PIPE Purchasers (the “PIPE Registration Rights Agreement”). Pursuant to the PIPE Registration Rights Agreement, the Company has agreed to file a registration statement with the SEC covering resales of up to 25% of common stock issued under the Subscription Agreements and shares issuable upon conversion of the Series E preferred stock (together, the “Registrable Securities”) by the PIPE Purchasers no later than 60 days following the Closing Date, and to use its commercially reasonable best efforts to have such registration statement declared effective with 120 days after filing. The Company will bear all expenses of such registration of the resale of the Registrable Securities. PIPE Purchasers also may be required under certain circumstances to agree to refrain from resales of a percentage of their securities upon request of an underwriter or placement agent in a future offering.

Series E Preferred Stock

As approved by the Company’ Board of Directors, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible preferred stock (the “Series E Certificate of Designations”), on March 31, 2015. Pursuant to the Series E Certificate of Designations, the Company designated 100,000 shares of its blank check preferred stock as Series E preferred stock. Each share of Series E preferred stock has a stated value of $75.00 per share. In the event of a liquidation, dissolution or winding up of the Company, each share of Series E preferred stock will be entitled to a per share preferential payment equal to $0.01 per share. Each share of Series E preferred stock is convertible into 100 shares of common stock. The conversion ratio is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. In addition, until the earlier of (i) twenty-four (24) months from the Final Closing Date (as defined in the Subscription Agreement), (ii) the date the Company consummates a financing (excluding proceeds from the sale of the Series E preferred stock) in which the Company receives gross proceeds of at least Ten Million Dollars ($10,000,000) and (iii) the date the Company’s common stock is listed for trading on a national securities exchange, if the Company issues or sells any shares of common stock at a price less than $0.75 (a “New Issuance”), the Conversion Price of the Series E preferred stock is automatically adjusted to the New Issuance price. The Company is prohibited from effecting the conversion of the Series E preferred stock to the extent that, as a result of such conversion, the holder beneficially owns more than 4.99%, in the aggregate, of the issued and outstanding shares of the Company’s common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series E preferred stock (the “Series E Beneficial Ownership Limitation”). Each share of Series E preferred stock entitles the holder to vote on all matters voted on by holders of common stock. With respect to any such vote, each share of Series E preferred stock entitles the holder to cast such number of votes equal to the number of shares of common stock such shares of Series E preferred stock are convertible into at such time, but not in excess of the Series E Beneficial Ownership Limitation. All, none or a portion of the Series E preferred stock may be issued in connection with the Subscription Agreements including with respect to any subscriptions that may be accepted in the discretion of the Company in connection with any closings which the Company may elect to accept following the date of this report.

Issuance of Common Stock under Common Stock Purchase Agreement

 In connection with the July 2014 Private Placement Transaction, or July 2014 Financing, the Company assumed certain obligations to issue additional shares to investors in the July 2014 Financing if a subsequent financing was at a price per share lower than the price per share in the July 2014 Financing. The Company therefore issued an aggregate of 88,093 shares of common stock that were required to be issued in connection with the Private Placement.

Amendment of Equity Incentive Plan

 On March 31, 2015 the Company approved a Second Amended and Restated 2014 Employee, Director and Consultant Equity Incentive Plan (the “Plan”), effective as of and contingent upon the consummation of the initial closing of the sale of Units pursuant to the Subscription Agreement, to increase the number of shares reserved for issuance under the Plan from 158,073 to 8,360,789 shares of common stock. Additional changes to the Plan include:

●
An “evergreen” provision to reserve additional shares for issuance under the Plan on an annual basis commencing on the first day of fiscal 2016 and ending on the second day of fiscal 2024, such that the number of shares that may be issued under the Plan shall be increased by an amount equal to the lesser of: (i) 8,000,000 or the equivalent of such number of shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the Plan; (ii) the number of shares necessary such that the total shares reserved under the Plan equals (x)&nnbsp;15% of the number of outstanding shares of common stock on such date (assuming the conversion of all outstanding shares of Preferred Stock (as defined in the Plan) and other outstanding convertible securities and exercise of all outstanding warrants to purchase common stock) plus (y) 229,000; and (iii) an amount determined by the Board;

●	Provide that no more than 3,000,000 shares may be granted to any participant in any fiscal year.

●	Provisions to allow for performance based equity awards to be issued by the Company in accordance with Section 162(m) of the Internal Revenue Code.

3,904,830 Shares of Common Stock

PROSPECTUS

February 10, 2016